   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 2, 1997

                                                REGISTRATION NO. 333-25483

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                       NEW CENTURY FINANCIAL CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                              6162                           33-0683629
(STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
     OF INCORPORATION OR            CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)
        ORGANIZATION)

                         4910 BIRCH STREET, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 440-7030
  (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

                                 BRAD MORRICE
                       NEW CENTURY FINANCIAL CORPORATION
                         4910 BIRCH STREET, SUITE 100
                        NEWPORT BEACH, CALIFORNIA 92660
                                (714) 440-7030
 (NAME, ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:

                                                        ROGER M. COHEN
          DAVID A. KRINSKY                             BRUCE R. HALLETT
          KAREN K. DREYFUS                             JAMES S. BRENNAN
        O'MELVENY & MYERS LLP                  BROBECK, PHLEGER & HARRISON LLP
610 NEWPORT CENTER DRIVE, SUITE 1700           4675 MACARTHUR COURT, SUITE 1000
   NEWPORT BEACH, CALIFORNIA 92660             NEWPORT BEACH, CALIFORNIA 92660
           (714) 760-9600                               (714) 752-7535

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                                 PROPOSED         PROPOSED
                                     AMOUNT      MAXIMUM          MAXIMUM
     TITLE OF EACH CLASS OF          TO BE    OFFERING PRICE     AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED     REGISTERED    PER UNIT    OFFERING PRICE (1) REGISTRATION FEE
------------------------------------------------------------------------------------------------
Common Stock, $0.01 par value...   4,025,000      $10.50        $42,262,500         $12,806
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 2, 1997

                             3,500,000 SHARES

                             [LOGO OF New Century
                              FINANCIAL CORPORATION]

                               COMMON STOCK

  Of the 3,500,000 shares of Common Stock offered hereby (the "Offering"), 2,900,000 are being sold by New Century Financial Corporation ("New Century" or the "Company") and 600,000 are being sold by Cornerstone Fund I, L.L.C. (individually, a "Selling Stockholder"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. Prior to the Offering, there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $8.50 and $10.50 per share. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price.

  Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the trading symbol "NCEN."

  SEE "RISK FACTORS" COMMENCING ON PAGE 10 FOR A DISCUSSION OF MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF COMMON STOCK OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        Price to   Underwriting Proceeds to Proceeds to Selling
                         Public    Discount (1) Company (2)     Stockholder
-------------------------------------------------------------------------------
Per Share.............   $            $           $               $
Total (3)............. $           $            $               $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company estimated at $800,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 232,500 additional shares of Common Stock, and the Selling Stockholder and Cornerstone Equity Partners, L.L.C. (collectively, the "Selling Stockholders") have granted the Underwriters a 30-day option to purchase up to 292,500 additional shares of Common Stock, on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If
    such options are exercised in full, the total Price to Public will be $   ,
    Underwriting Discount will be $   , Proceeds to Company will be $    and
    Proceeds to Selling Stockholders will be $   .

  The shares of Common Stock are offered by the Underwriters named herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefore at the offices
of Montgomery Securities on or about        , 1997.

                                  -----------

Montgomery Securities                                         Piper Jaffray Inc.

                                        , 1997

  [ARTWORK MAP OF THE UNITED STATES, INDICATING, AS OF MAY 31, 1997, (I) THE RETAIL SALES OFFICES OF THE COMPANY LOCATED IN ARIZONA (3), CALIFORNIA (15),
   COLORADO, HAWAII (2), ILLINOIS (2), KANSAS, MINNESOTA (2), MISSOURI (3), NEVADA, NEW MEXICO, OHIO (3), OREGON, PENNSYLVANIA (2), UTAH, WASHINGTON AND
WISCONSIN; (II) THE WHOLESALE SALES OFFICES OF THE COMPANY LOCATED IN ARIZONA,
    CALIFORNIA (3), COLORADO, FLORIDA, GEORGIA, HAWAII, INDIANA, MINNESOTA, MISSOURI (3), NEVADA, NEW MEXICO, OHIO (3), PENNSYLVANIA (2), TEXAS (2) AND WASHINGTON; (III) THE REGIONAL OPERATING CENTERS OF THE COMPANY LOCATED IN
 SOUTHERN CALIFORNIA, NORTHERN CALIFORNIA AND CHICAGO; (IV) THE SEVENTEEN (17)
    STATES IN WHICH THE COMPANY ORIGINATES LOANS BUT NO OFFICES ARE LOCATED (ALABAMA, ARKANSAS, IDAHO, IOWA, KENTUCKY, LOUISIANA, MASSACHUSETTS, MICHIGAN,
  MONTANA, NORTH CAROLINA, NORTH DAKOTA, OKLAHOMA, SOUTH CAROLINA, TENNESSEE, VIRGINIA, WEST VIRGINIA AND WYOMING); AND (V) THE LOCATION OF THE COMPANY'S
               HEADQUARTERS IN ORANGE COUNTY, CALIFORNIA.]

                               ----------------



  The Company intends to furnish its stockholders annual reports containing financial statements audited by an independent accounting firm, and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               ----------------

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option (see "Underwriting") and does not include (i) 2,000,000 shares reserved for issuance under the Company's 1995 Stock Option Plan (the "Stock Option Plan") as of the closing of the Offering,
(ii) 127,500 shares subject to options granted or to be granted to two executive officers and one non-employee director of the Company outside the Stock Option Plan and (iii) 333,333 shares reserved for issuance pursuant to warrants granted or to be granted to Comerica Incorporated. Unless otherwise indicated, all references in this Prospectus to the "Company" or "New Century" are to New Century Financial Corporation and its subsidiary, New Century Mortgage Corporation.

                                  THE COMPANY

  New Century is a specialty finance company engaged in the business of originating, purchasing, selling and servicing subprime mortgage loans secured primarily by first mortgages on single family residences. See "Risk Factors-- Subprime Mortgage Banking Industry." The Company originates loans through independent loan brokers (the "Wholesale Division") and through direct solicitation of borrowers (the "Retail Division"). From the commencement of lending operations in February 1996 through March 31, 1997, the Company originated and purchased $607.5 million in mortgage loans. The Company's loan originations and purchases have grown from $4.3 million for the first quarter of 1996 to $250.6 million for the first quarter of 1997. The Company's principal strategy is to continue to increase loan originations through geographic expansion, high levels of service to brokers through its Wholesale Division and increased consumer marketing through its Retail Division. New Century has also implemented a loan sales strategy that includes both securitizations and whole loan sales in order to advance the Company's goal of enhancing profitability while managing cash flows. See "Business--General."

  The Company's borrowers generally have substantial equity in the property securing the loan, but are considered "subprime" borrowers because they have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. See "Business--Underwriting." The Company's borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income, and individuals who prefer the prompt and personalized service provided by the Company. These types of borrowers are generally willing to pay higher loan origination fees and interest rates than those charged by conventional lending sources. Because these borrowers typically use the proceeds of the Company's loans to consolidate and refinance debt and to finance home improvements, education and other consumer needs, the Company believes that its loan volume will be less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending. Although the Company's underwriting guidelines include five levels of risk classification, approximately 54.1% of the principal balance of the loans originated and purchased by the Company in 1996 were to borrowers within the Company's two highest credit grades. See "Business--Loan Production by Borrower Risk Classification." One important consideration in underwriting subprime loans is the nature and value of the collateral securing the loans. The Company believes that the amount of equity present in the real estate securing its loans, together with the fact that approximately 88.2% of its loans originated and purchased in the first quarter of 1997 were secured by borrowers' primary residences, mitigates the risks inherent in subprime lending. The maximum loan-to-value ratio allowed for first mortgage borrowers in the Company's highest credit grade is 90% and second mortgages offered through the Company's recently formed alternative mortgage products division (the "Alternative Mortgage Products Division") include loans with loan-to-value ratios of up to 125% for borrowers with good credit histories. However, the average loan-to-value ratio on loans originated and purchased by the Company in 1996 was approximately 71.5%. Approximately 97.3% and 98.4% of the loans originated and purchased by the Company during 1996 and the first quarter of 1997, respectively, were secured by first mortgages, and the remainder of the loans the Company originated and purchased in such periods were secured by second mortgages. See "Business--General."

  The Wholesale Division originates loans through independent loan brokers and accounted for $159.1 million, or 63.5%, of the Company's loan production during the first quarter of 1997. As of May 31, 1997, the Wholesale Division originated loans through its three regional operating centers located in Southern California, Northern California and Chicago and through 23 additional sales offices located in 15 states. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through the Wholesale Division allows the Company to increase its loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations. See "Business--Loan Originations and Purchases, --Geographic Distribution." The Company also purchases loans through its correspondent program (the "Correspondent Program") which operates as part of its Wholesale Division. Loans purchased through the Correspondent Program accounted for $17.1 million, or 6.8%, of the Company's loan production during the first quarter of 1997. See "Business--Correspondent Program."

  The Retail Division originates loans through the direct solicitation of borrowers and accounted for $74.4 million, or 29.7%, of the Company's loan production during the first quarter of 1997. As of May 31, 1997, the Retail Division originated loans through a network of 15 sales offices located in California and 25 sales offices located in 15 other states. By creating a direct relationship with the borrower, retail lending creates a more sustainable loan origination franchise and provides the Company with greater control over the lending process. The Company also receives the origination fees paid by the borrower on loans originated through the Retail Division, which offsets the higher costs of retail lending and may contribute to increased profitability and cash flow. See "Business--Loan Originations and Purchases, --Geographic Distribution." The Company's retail marketing includes high-volume targeted direct mail and more traditional marketing activities conducted by retail loan officers, who seek to identify potential borrowers through referral sources as well as individual sales efforts. See "Business-- Marketing."

  The Company's seven senior executives have substantial mortgage banking experience and have previously directed the national expansion of several conventional and subprime mortgage companies, and the Company's current underwriters have an average of 10 years of subprime mortgage lending experience. The Company believes that its experienced underwriting personnel have the ability to analyze the specific characteristics of each loan application and make appropriate credit judgments in conjunction with the Company's underwriting guidelines. Furthermore, all loan originations presently require two underwriting approvals. See "Business--Underwriting Standards." In addition to its thorough underwriting process, the Company maintains strong controls throughout the lending process, including subjecting all loans to a series of pre-funding and post-funding audits to verify the accuracy of the loan application data and to assure compliance with the Company's underwriting policies, procedures and guidelines. The Company believes that its underwriting and review processes provide the necessary support to continue the Company's rapid loan origination growth while maintaining loan quality.

  New Century sells its mortgage loans through securitizations as well as through bulk sales of whole loans to institutional purchasers. During 1996, the Company sold $298.7 million of loans through whole loan sales transactions at a weighted average sales price equal to 105.0% of the original principal balance of the loans sold. As of May 31, 1997, the Company has securitized $228.4 million of its mortgage loans through two securitization transactions. Each of these securitizations has been credit enhanced by an insurance policy provided through a monoline insurance company allowing the senior certificates in the related trusts to receive ratings of "AAA" from Standard & Poor's Ratings Services and "Aaa" from Moody's Investors Service, Inc. The Company intends to securitize a majority of its loans while continuing to sell a substantial portion of its loans through whole loan sale transactions. See "Business--Loan Sales and Securitizations."

  Until February 1997, the Company sold all of its loan production on a servicing-released basis. In connection with its first securitization in February 1997, the Company retained the servicing rights on the loans sold through the securitization. While retaining servicing rights as the master servicer on the securitized loans, the Company currently outsources its servicing operations to Advanta Mortgage Corp. USA ("Advanta"). As of March 31, 1997, the Company's servicing portfolio consisted of 3,110 loans with an aggregate principal balance of approximately $346.4 million, of which 2,255 loans with an aggregate principal balance of approximately $248.6 million were being serviced on an interim basis. The Company intends to develop its own servicing capability in the future in order to manage the servicing relationship with its borrowers and oversee the performance of its loans more directly. See "--Recent Developments" and "Business--Loan Servicing and Delinquencies."

                        GROWTH AND OPERATING STRATEGIES

  Increasing Growth of Retail Production. The Company will emphasize the growth of retail loan production during 1997 through geographic expansion and increased consumer marketing efforts. The Company has opened 20 retail sales offices during the first five months of 1997 and intends to open 10 or more additional retail sales offices during the remainder of 1997. See "Business-- Geographic Distribution." The Company targets markets for expansion based on demographics and its ability to recruit sales office managers and other qualified personnel in that market. The Company's geographic expansion plans require additional capital and human resources and there can be no assurance the Company will successfully implement its expansion plans. See "Risk Factors--Ability to Sustain Growth and Rapid Geographic Expansion." The Company also intends to increase its consumer marketing, which includes the use of direct mail, a loans-by-mail program and more traditional marketing methods, such as referrals and individual loan officer sales efforts. The Company has increased the number of targeted direct mail pieces sent to retail borrowers from approximately 750,000 mailers in January 1997 to approximately 1.4 million mailers in May 1997 and intends to increase the number of targeted direct mail pieces to over 2 million per month by the end of 1997. See "Business--Growth and Operating Strategies."

  Continuing Growth of Wholesale Production. The Company will continue the growth of its Wholesale Division, primarily through geographic expansion and greater penetration in existing markets. The Company intends to continue its geographic expansion through the development of lending operations in the Southeast and Northeast regions of the country where the Company has had limited activity. See "Business--Geographic Distribution." In connection with its expansion, the Company plans to open 5 or more additional wholesale sales offices in markets surrounding the Company's existing and planned regional operations centers and to increase the total number of account executives from 42 as of May 31, 1997 to approximately 80 by the end of 1997. The Company's geographic expansion plans require additional capital and human resources and there can be no assurance the Company will successfully implement its expansion plans. See "Risk Factors--Ability to Sustain Growth and Rapid Geographic Expansion, --Growth and Operating Strategies."

  Enhancing Profitability while Managing Cash Flow. New Century has implemented a loan sales strategy that includes both securitizations and whole loan sales in order to advance the Company's goal of enhancing profits while managing cash flows. Loan sales through securitizations permit the Company to enhance operating profits and to benefit from future cash flows generated by the residual interests retained by the Company (the "residual interests"). Whole loan sale transactions enable the Company to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining residual interests in securitizations. The Company continually evaluates different securitization and financing strategies which may improve its profitability and/or cash flow position. See "Business--Growth and Operating Strategies."

  Regionalizing Operations and Incentivizing Performance. New Century is implementing a strategy of regionalizing operations support, which will place Company decision makers closer to local brokers, enable the Company to refine its procedures to reflect local market practices and conditions and enable the Company to provide a higher level of service to brokers. The Company's compensation structure, which includes stock options and cash incentives based on both loan volume and loan quality for a large number of key employees, incentivizes its employees to achieve the Company's performance goals. The Company believes its compensation structure also enables it to attract and retain key employees. See "Business--Growth and Operating Strategies."

  Expanding Product Offerings. The Company frequently reviews its products and pricing for competitiveness and introduces new products to meet the needs of its borrowers, brokers and correspondents. The Company recently commenced loan originations through its Alternative Mortgage Products Division which offers loans to borrowers meeting conventional mortgage lending standards and offers a broad selection of second mortgage products, including loans with loan-to-value ratios of up to 125% for borrowers with good credit histories. The Company believes that these mortgage products will enable the Company to increase loan production from brokers and correspondents who have customers seeking such products and from borrowers identified through the Company's retail marketing whose needs are not satisfied by the mortgage products offered by the Retail Division. The Alternative Mortgage Products Division maintains separate underwriting and loan processing staffs and the Company expects that the mortgage loans originated through its Alternative Mortgage Products Division will be sold by the Company on a broker or correspondent basis, rather than through securitizations or servicing-retained sales. See "Business--Growth and Operating Strategies."

  The Company's headquarters are located at 4910 Birch Street, Suite 100, Newport Beach, California 92660 and its telephone number is (714) 440-7030.

                            RECENT DEVELOPMENTS

  Comerica Investment and Strategic Relationship. On May 30, 1997, the Company sold 545,000 shares of Common Stock of the Company to Comerica Incorporated ("Comerica") for $4,087,500. Comerica is a bank holding company which had assets of $34.9 billion at March 31, 1997 and the parent of Comerica Bank. In connection with the sale of stock to Comerica, the Company and Comerica have agreed to enter into certain arrangements concerning servicing and other strategic relationships. In order to increase the likelihood of success of such strategic relationships, the Company has issued warrants to purchase 100,000 shares of Common Stock to Comerica and has agreed to issue Comerica warrants to purchase an additional 233,333 shares of Common Stock. The issuance of the additional warrants is subject to the completion by Comerica of certain performance events related to the strategic relationships. All of the warrants are exercisable over five years at an exercise price equal to the initial public offering price of the Company's Common Stock, subject to vesting in equal installments on December 31, 1997, 1998 and 1999. Accelerated vesting will occur upon (i) certain changes in control of the Company, or (ii) the inclusion of the shares underlying the warrants in a registration statement, subject to certain limitations, upon exercise of Comerica's registration rights.

  Pursuant to one of the strategic relationships, Comerica has agreed to act as a sub-servicer for the Company, providing certain servicing functions with respect to the Company's mortgage loans. The functions to be performed by Comerica include payment processing, customer service, tax, insurance and investor reporting. Comerica is a FNMA and FHLMC approved servicer and as of March 31, 1997 serviced residential mortgage loans with a principal balance of $4.1 billion and also serviced consumer loans with a principal balance of $4.4 billion. In connection with these arrangements, the Company will pay Comerica one time set-up and removal fees for loans boarded on and removed from the Comerica servicing system and a fixed monthly fee for each loan with respect to which Comerica performs the specified subservicing functions.

  The Company will continue to act as master servicer with respect to its mortgage loans and intends to develop an in-house default management process, including collections, delinquency management, foreclosure and REO disposition services. The Company's senior management has substantial experience in building and overseeing servicing operations, including subprime mortgage loan default management, and plans to recruit additional personnel and install appropriate systems before commencing servicing operations under the Comerica agreement. This arrangement will allow the Company to utilize Comerica's existing servicing expertise with respect to certain standardized servicing functions, while allowing the Company to benefit from controlling the collections and default management process. The Company will obtain approval of any appropriate third parties, including rating agencies and monoline insurance companies, before utilizing the new servicing platform for any existing or future securitizations. It is anticipated that servicing operations under the Comerica agreement will begin by the end of 1997.

  Comerica and the Company have also agreed to create a process to develop leads for the Company's loan products through Comerica's existing bank and mortgage company branch network. In consideration for the services to be performed by Comerica with respect to such loans, the Company will pay Comerica a fee based on the principal balance of the loans funded by the Company. Comerica and the Company have also agreed to develop a process to identify prospective Company borrowers within Comerica's existing consumer loan portfolio and to develop a targeted list of such borrowers for the Company to direct mail or telemarket. In connection with this arrangement, the Company will pay Comerica a fee for the services performed by Comerica with respect to each loan funded by the Company which was identified through Comerica's consumer loan portfolio.

  May 1997 Securitization. In May 1997, the Company completed its second public securitization, involving approximately $129.3 million of loans. The May 1997 securitization was credit enhanced by an insurance policy provided through a monoline insurance company allowing the senior certificates in the related trust to receive ratings of "AAA" from Standard & Poor's Ratings Services and "Aaa" from Moody's Investors Service, Inc.

  Recent Loan Origination Volume. The Company originated and purchased $125.5 million in mortgage loans in the month of April 1997, including $34.2 million through the Retail Division, $79.3 million through the Wholesale Division and $12.0 million through the Correspondent Program. Total loan origination and purchase volume in April represented an increase of approximately 50% over average monthly volume during the first quarter of 1997.

                                  THE OFFERING

 Common Stock offered by the Company.............  2,900,000 shares
 Common Stock offered by the Selling Stockholder.    600,000 shares
 Common Stock outstanding after the Offering(1).. 13,892,373 shares
 Use of Proceeds................................. To fund future loan originations and purchases,
                                                  to fund securitization
                                                  transaction costs and for
                                                  general corporate purposes.
                                                  See "Use of Proceeds."
 Nasdaq Symbol................................... "NCEN"
 Risk Factors.................................... See "Risk Factors" for a
                                                  description of material risks
                                                  which should be considered
                                                  carefully in evaluating an
                                                  investment in the Common
                                                  Stock offered by this
                                                  Prospectus.

--------

(1) Excludes (i) 2,000,000 shares reserved for issuance under the Stock Option Plan as of the closing of the Offering, including options to acquire 1,267,520 shares which have been granted under the Stock Option Plan, and 441,500 shares which will be granted upon the closing of the Offering, (ii) options to acquire 127,500 shares which have been granted or will be granted to two executive officers and one non-employee director of the Company outside the Stock Option Plan and (iii) 333,333 shares reserved for issuance pursuant to warrants granted or to be granted to Comerica.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                            FOR THE PERIOD
                             FROM INCEPTION
                          (NOVEMBER 17, 1995)                        FOR THE QUARTER ENDED
                                THROUGH       FOR THE YEAR ENDED -----------------------------
                           DECEMBER 31, 1995  DECEMBER 31, 1996  MARCH 31, 1996 MARCH 31, 1997
                          ------------------- ------------------ -------------- --------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans..         $ --              $11,630           $  --         $10,012
 Servicing income.......           --                   29              --             302
 Interest income........            14               2,846               39          2,271
                                 -----             -------           ------        -------
 Total revenues.........            14              14,505               39         12,585
Operating expenses......            95              12,200              899          8,539
                                 -----             -------           ------        -------
Earnings (loss) before
 income taxes
 (benefit)..............           (81)              2,305             (860)         4,046
Income taxes (benefit)..             1                 970             (362)         1,699
                                 =====             =======           ======        =======
Net earnings (loss).....         $ (82)            $ 1,335            $(498)       $ 2,347
                                 =====             =======           ======        =======
Pro forma primary
 earnings (loss) per
 share(5)...............                           $  0.08           $(0.04)       $  0.16
Pro forma fully diluted
 earnings (loss) per
 share(5)...............                           $  0.08           $(0.04)       $  0.16

                                          DECEMBER 31,      MARCH 31, 1997
                                         -------------- -----------------------
                                                                   PRO FORMA
                                          1995   1996    ACTUAL  AS ADJUSTED(1)
                                         ------ ------- -------- --------------
BALANCE SHEET DATA:
Loans receivable held for sale, net..... $  --  $57,990 $113,162    $113,162
Residual interests in securitization....    --      --    13,243      13,243
Total assets............................  3,151  64,638  133,582     133,582
Borrowings under warehouse lines of
 credit.................................    --   41,702   65,803      37,178
Borrowings under aggregation lines of
 credit.................................    --   13,957   44,731      44,731
Residual financing .....................    --      --     7,248       7,248
Other borrowings........................    --    1,326    3,119       1,869
Total stockholders' equity..............  3,068   4,403    6,750      36,625

                          AS OF OR FOR THE PERIOD
                              FROM INCEPTION                               AS OF OR FOR THE
                            (NOVEMBER 17, 1995)        AS OF OR              QUARTER ENDED
                                  THROUGH         FOR THE YEAR ENDED -----------------------------
                             DECEMBER 31, 1995    DECEMBER 31, 1996  MARCH 31, 1996 MARCH 31, 1997
                          ----------------------- ------------------ -------------- --------------
OPERATING STATISTICS:
Loan origination and
 purchase activities:
 Wholesale
  originations..........           $ --                $287,992          $2,292        $159,075
 Retail originations....             --                  66,487           2,001          74,384(2)
 Correspondent
  purchases.............             --                   2,460             --           17,111
                                   -----               --------          ------        --------
 Total loan originations
  and purchases(3)......           $ --                $356,939          $4,293        $250,570
Average principal
 balance per loan.......           $ --                $    106          $  110        $    108
Percent of loans secured
 by first mortgages.....             --                    97.3%           96.5%           98.4%
Weighted average initial
 loan-to-value ratio....             --                    71.5%           72.5%           70.9%
Originations by product
 type(3):
 Adjustable-rate
  mortgages ("ARMs")....           $ --                $264,510          $2,090        $187,987
 Fixed rate mortgages...             --                  92,429           2,203          62,583
Weighted average
 interest rates:
 Fixed-rate.............             --                    10.4%            9.8%            9.9%
 ARMs...................             --                     9.3%            9.0%            9.2%
 Margin-ARMs............             --                     7.0%            5.7%            7.0%
Loan sales:
 Loans sold through
  whole loan
  transactions(3).......           $ --                $298,713          $  --         $ 95,716
 Loans sold through
  securitizations.......             --                     --              --           99,132

                                                   AS OF OR FOR THE QUARTER ENDED
                          --------------------------------------------------------------------------------
                          MARCH 31, 1996 JUNE 30, 1996 SEPTEMBER 30, 1996 DECEMBER 31, 1996 MARCH 31, 1997
                          -------------- ------------- ------------------ ----------------- --------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans..      $  --         $   830         $  2,658          $  8,142         $ 10,012
 Servicing income.......         --             --                10                19              302
 Interest income........          39            248              560             1,999            2,271
                              ------        -------         --------          --------         --------
 Total revenues.........          39          1,078            3,228            10,160           12,585
Operating expenses......         899          1,620            2,721             6,960            8,539
                              ------        -------         --------          --------         --------
Earnings (loss) before
 income taxes
 (benefit)..............        (860)          (542)             507             3,200            4,046
Income taxes (benefit)..        (362)          (225)             213             1,344            1,699
                              ------        -------         --------          --------         --------
Net earnings (loss).....      $ (498)       $  (317)        $    294          $  1,856         $  2,347
                              ======        =======         ========          ========         ========
Pro forma primary
 earnings (loss) per
 share(4)...............      $(0.04)       $ (0.03)        $   0.02          $   0.13         $   0.16
Pro forma fully diluted
 earnings (loss) per
 share(4)...............      $(0.04)       $ (0.03)        $   0.02          $   0.13         $   0.16
OPERATING STATISTICS:
Loan origination and
 purchase activities:
 Wholesale
  originations..........      $2,292        $45,412         $104,392          $135,896         $159,075
 Retail originations....       2,001          7,120           18,956            38,410           74,384(2)
 Correspondent
  purchases.............         --             --               --              2,460           17,111
                              ------        -------         --------          --------         --------
 Total loan originations
  and purchases(3)......      $4,293        $52,532         $123,348          $176,766         $250,570
Average principal
 balance per loan.......      $  110        $   115         $    103          $    105         $    108
Percent of loans secured
 by first mortgages.....        96.5%          97.4%            96.8%             97.7%            98.4%
Weighted average initial
 loan-to-value ratio....        72.5%          71.5%            71.9%             71.1%            70.9%
Originations by product
 type(3):
 ARMs...................      $2,090        $35,340         $ 93,473          $133,607         $187,987
 Fixed-rate mortgages...      $2,203        $17,192         $ 29,875          $ 43,159           62,583
Weighted average
 interest rates:
 Fixed-rate.............         9.8%          10.3%            10.6%             10.3%             9.9%
 ARMs...................         9.0%           9.4%             9.2%              9.4%             9.2%
 Margin-ARMs............         5.7%           6.9%             6.9%              7.1%             7.0%
Loan sales:
 Loans sold through
  whole loan
  transactions..........      $  --         $28,822         $ 79,419          $190,472         $ 95,716(5)
 Loans sold through
  securitizations.......      $  --         $   --          $    --           $    --          $ 99,132
Staffing and offices:
 Total employees........          53            105              178               333              462
 Total wholesale account
  executives............           4             16               25                34               46
 Total retail loan
  officers..............           6             20               24                58              105
 Total regional
  operating centers.....           2              3                3                 3                3
 Total wholesale sales
  offices...............           1              1                5                12               18
 Total retail sales
  offices...............           2              5                8                20               30

--------

(1) Adjusted to reflect (i) the exercise of 304,501 warrants at an average price of $3.50 per share, (ii) the sale of 545,000 shares of Common Stock to Comerica at a price of $7.50 per share, less estimated expenses payable by the Company, and (iii) the sale of 2,900,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.50 per share (after deducting the underwriting discount and estimated expenses payable by the Company), and the application of the estimated net proceeds therefrom to reduce outstanding balances under the Company's warehouse facilities and repay approximately $1.25 million outstanding under the Company's revolving line of credit. Adjustments have not been made to reflect the impact should the Underwriters' over-allotment option be exercised.

(2) Includes $634,000 of loans originated through the Alternative Mortgage Products Division.

(3) Excludes non-refundable fees and direct costs associated with the origination or purchase of mortgage loans.

(4) Pro forma earnings (loss) per share has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. Historical earnings per share is not presented because it is not indicative of the ongoing entity.

(5) Includes $2.8 million of loans repurchased and resold by the Company in the first quarter of 1997.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors, as well as the other information appearing elsewhere in this Prospectus, in evaluating an investment in the Company. This Prospectus may contain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

LIMITED HISTORY OF OPERATIONS AND RAPID GROWTH

  The Company commenced lending operations in February 1996 and has a limited operating history. Although the Company has experienced rapid and substantial growth in mortgage loan originations and total revenues since it commenced operations, there can be no assurance that the Company can sustain these rates of growth or that it will be able to create an infrastructure or recruit and retain sufficient personnel to keep pace with a prolonged period of growth. The inability of the Company to sustain or keep pace with its rate of growth would have a material adverse effect on the Company's results of operations, financial condition and business prospects. Unlike companies with longer and more established operating histories, the historical financial and operating performance of the Company may be of limited relevance in predicting future performance. Since its incorporation in November 1995, the Company has generated earnings for a limited period and there can be no assurance the Company will generate earnings in the future. Further, the Company has completed only two securitizations of its loans to date. There can be no assurance that the Company will complete additional securitizations and the failure to complete securitizations would have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Risk Factors--Ability to Sustain Growth."

LACK OF LOAN PERFORMANCE DATA

  Prior to commencing its securitization program in February 1997, the Company sold all of the loans it originated or purchased on a servicing-released basis. The Company is unable to track the delinquency, loss and prepayment experience of such loans in any meaningful fashion. Consequently, the Company does not have representative historical delinquency, bankruptcy, foreclosure, default or prepayment experience that may be referred to for purposes of estimating the future delinquency, loss and prepayment experience of its originated or purchased loans. Likewise, the Company does not have meaningful delinquency, loss and prepayment data with respect to the loans included in the Company's first and second securitizations, as these loans have been outstanding for only a short period of time. In view of the Company's lack of loan performance data, it is extremely difficult to validate the Company's loss or prepayment assumptions used to calculate its gain on sale in connection with its first and second securitizations or with future securitizations. Any material difference between these assumptions and actual performance could have a material adverse impact on the timing and/or receipt of the Company's future revenues, the value of the residual interests held on the Company's balance sheet and the Company's cash flow.

RAPID GEOGRAPHIC EXPANSION AND ABILITY TO SUSTAIN GROWTH

  The Company has grown significantly since the commencement of lending operations in February 1996 and no assurances can be given that the Company can maintain this growth rate, successfully manage its infrastructure or recruit and retain sufficient personnel. The Company intends to continue to pursue a growth strategy for the foreseeable future, primarily through the expansion of its Wholesale Division, Retail Division and Correspondent Program. The growth strategy includes the planned geographic expansion of the Wholesale and Retail Divisions through the opening of a substantial number of new wholesale and retail sales offices in 1997 and the hiring of additional personnel. Each of these expansion plans requires additional capital and human resources and there can be no assurance that the Company will continue to manage effectively its funding sources and information and operating systems, that it will be able to successfully expand and operate such divisions and programs profitably, that it will be able to identify and hire adequate numbers of qualified employees to support its expansion plans or that management will be able to manage the planned expansion effectively. In addition, there can be no assurance that the Company will achieve its planned expansion in a timely and cost-effective manner or, if achieved, that the expansion will result in profitable operations. The failure of the Company to implement its planned geographic expansion would have a material adverse effect on the Company's results of operations, financial condition and business prospects. The Company also plans to broaden its product offerings to include alternative types of mortgage loans and other consumer loans. There can be no assurance the Company can successfully broaden its product offerings and such failure to broaden its product offerings could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

SUBPRIME MORTGAGE BANKING INDUSTRY

  Lenders in the subprime mortgage banking industry make loans to borrowers who have impaired or limited credit histories, limited documentation of income and higher debt-to-income ratios than traditional mortgage lenders allow. The subprime mortgage banking industry is subject to certain risks, including, but not limited to, risks related to (i) making loans to lower credit grade borrowers, (ii) increasing competition and (iii) the negative impact of economic slowdowns or recessions. The failure of the Company to adequately address the risks of subprime lending would have a material adverse impact on the Company's results of operations, financial condition and business prospects. See "Risk Factors--Risks Related to Lower Credit Grade Borrowers, --Economic Slowdown or Recession, --Competition."

RISKS RELATED TO LOWER CREDIT GRADE BORROWERS

  Loans made to lower credit grade borrowers, including credit-impaired borrowers, may entail a higher risk of delinquency and higher losses than loans made to borrowers with better credit. Lower credit grade borrowers include individuals who have impaired or limited credit profiles, including open bankruptcies, limited documentation of income and/or higher debt-to-income ratios than traditional mortgage lenders allow. Virtually all of the Company's loans are made to borrowers who do not qualify for loans from conventional mortgage lenders and approximately 20.5% of the loans originated or purchased by the Company during the first quarter of 1997 were made to borrowers in the Company's two lowest credit grade classifications. No assurance can be given that the Company's underwriting criteria or methods will afford adequate protection against the higher risks associated with loans made to lower credit grade borrowers. In the event that loans sold by the Company through securitizations or whole loan sales experience higher losses than anticipated, the Company's results of operations, financial condition and business prospects could be adversely affected. See "Business--Underwriting Standards."

ACCESS TO FUNDING SOURCES

  The Company requires access to short-term warehouse and aggregation credit facilities in order to fund loan originations and purchases pending the pooling and sale of such loans. The Company currently has an $85 million warehouse line of credit led by First Bank National Association ("First Bank"), which expires in May 1998, and has received a commitment letter from First Bank proposing an increase in the Company's warehouse line limit to $150 million subject to the completion of the Offering. The Company intends to agree to such proposal upon the closing of the Offering. The Company also has a $175 million aggregation facility with Salomon Brothers ("Salomon"), which may be terminated by Salomon on 28 days prior notice and a residual financing agreement with Salomon pursuant to which Salomon will provide the Company with financing upon the Company's retention of residual interests in securitizations on which Salomon is the lead underwriter. The amount of residual financing provided by Salomon upon each securitization is determined pursuant to a formula set forth in the agreement and, in the event of a change in the variables utilized by Salomon in determining such financing amount, the Company may be required to repay some or all of any residual financing balance outstanding. Any such repayment could have a material adverse effect on the Company's results of operations, financial condition and business prospects. The Company will need to add new credit facilities, as well as renew and expand its existing credit facilities, in order to finance growing levels of loan production and future securitization transactions.

  Although the Company expects to be able to maintain and expand its existing warehouse line of credit and aggregation facility, as well as its existing residual financing arrangement, or to obtain replacement or additional financing as the current arrangements expire or become fully utilized, there can be no assurance that such financing will be available on favorable terms, if at all. In addition, there can be no assurances that the Company will be able to continue to sell or securitize its loans on favorable terms, if at all. To the extent that the Company is unable to access adequate capital to fund its loan production or to the extent that the Company is unable to access adequate capital to complete the desired level of securitizations, the Company may have to curtail its loan origination, purchase and securitization activities, which would have a material adverse impact on the Company's ability to execute its growth and operating strategies. The Company's results of operations, financial condition and business prospects could suffer as a result. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

LIQUIDITY; NEGATIVE CASH FLOW

  The Company's business requires substantial cash to support its operating activities and growth plans. The Company's growing negative operating cash flow position is primarily a function of its securitization strategy and rapid growth. The Company records a residual interest in securitization and recognizes a gain on sale when it effects a securitization, but only receives the cash representing such gain over the life of the loans securitized. As a result of its strategy to significantly grow its loan origination, purchase and securitization programs, the Company expects that its operating uses of cash will substantially exceed its operating sources of cash. This gap will continue to increase to the extent that the Company's securitization volumes increase, whether due to increased volumes of loan production or as a result of a continued shift towards securitization in its loan sales mix. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

  The Company intends to rely on secured and unsecured credit facilities ("credit facilities") and undertake public or private capital markets equity or debt financings ("capital markets financings") in order to obtain funds to finance the negative cash flow generated by its operations, securitization strategy and expansion. There can be no assurances that the Company will be able to renew, replace or add to its existing credit facilities, or that it will be able to undertake capital markets financings on favorable terms, if at all. If the Company is unable to obtain adequate financing, it may have to curtail its growth plans or its securitization program. This may have a significant adverse impact on the Company's results of operations, financial condition and business prospects. In addition, to the extent that the Company is unable to renew or expand its access to credit facilities, the Company may have to undertake larger and/or more frequent capital markets financings than anticipated. Capital markets financings may result in greater than anticipated interest expense and shares outstanding, which may have a dilutive impact on operating earnings or have a negative effect on the Company's financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON SECURITIZATIONS FOR FUTURE EARNINGS

  The Company has completed only two securitizations to date and there can be no assurance that the Company will complete additional securitizations. The Company plans to pool and sell through securitizations a majority of the loans it originates or purchases and expects that the gain on sale from such securitizations will represent a significant portion of the Company's future revenues and net earnings. The Company's ability to complete securitizations of its loans will depend on a number of factors, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the performance of the Company's portfolio of securitized loans and the Company's ability to obtain credit enhancement. If the Company were unable to securitize profitably a sufficient number of its loans in a particular quarter, then the Company's revenues for such quarter would decline, which could result in lower earnings or a loss reported for such quarter. In addition, because the Company expects to use the proceeds generated by securitizations to repay amounts outstanding under its warehouse credit facility and aggregation facility, delays in closing a securitization could adversely affect the Company's ability to access additional cash under its credit facilities in order to fund additional loan origination and purchases and could increase the Company's interest rate risk by increasing the warehousing period for its loans.

  The Company relies on credit enhancements provided by monoline insurance companies to guarantee senior certificates in the securitization trusts. Such credit enhancements enable the Company to obtain an "AAA/Aaa" rating for such senior certificates. If such insurance companies were unwilling to guarantee the senior certificates in the Company's loan pools, the Company might be unable to continue to sell its loans through securitizations, which could have a material adverse effect on the Company's results of operations, financial condition and business prospects. Although alternative structures to securitization trusts may be available, there can be no assurances that the Company can access these structures or that these structures will be economically viable for the Company. The willingness of insurance companies to credit enhance securitizations may also be adversely affected by any future poor performance of the Company's securitization trusts or the securitization trusts of others. The inability of the Company to complete future securitizations for any reason would have a material adverse effect on the Company's results of operations, financial condition and business prospects.

DEPENDENCE ON WHOLE LOAN SALES FOR FUTURE EARNINGS

  The gain on sale generated by whole loan sales also represents a source of the Company's future earnings. In 1996, the Company sold all of its loan originations and purchases in the secondary market to a limited number of institutional purchasers and plans to sell a significant number of loans it originates or purchases through whole loan sales in the future. There can be no assurance that such purchasers will continue to purchase the Company's loans and to the extent that the Company could not successfully replace such loan purchasers, the Company's results of operations, financial condition and business prospects could be materially and adversely affected. Further, adverse conditions in the asset-backed securitization market could negatively impact the ability of the Company to complete whole loan sales, as many of the Company's whole loan purchasers securitize the loans they purchase from the Company.

RESIDUAL INTERESTS IN SECURITIZATIONS

  The Company plans to derive a substantial portion of its revenue and earnings by recognizing gain on sale of loans through securitizations. In a securitization, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and an interest in the loans securitized called residual interests. Management believes that it has made reasonable estimates of the present value of the residual interests on its balance sheet. The Company projects the expected cash flows over the life of the residual interests, using prepayment and default assumptions that market participants would use for similar financial instruments that are subject to prepayment, credit and interest rate risks. The Company then determines the present value of these cash flows using an interest rate commensurate with the risks involved. If the Company's actual experience differs materially from the assumptions used in the determination of the present value of the residual interests, future cash flows and earnings could be negatively impacted. The Company could also be required to reduce the fair value of its residual interests on its balance sheet, which could decrease the residual financing available to the Company under the Salomon residual financing facility. Furthermore, because the Company does not have meaningful loan performance data, the Company's assumptions are not based on the actual performance of its loans but on available historical loss data for comparable portfolios of loans and the specific characteristics of the loans included in the Company's securitizations. To the Company's knowledge, there is currently no active market for the sale of these residual interests. No assurance can be given that the residual interests could be sold at their stated value, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Loan Sales and Securitizations."

  The documents governing the Company's February and May 1997 securitizations require the trustee to obtain certain over-collateralization levels through initial funding or retention of residual interest distributions, which reduces the principal balances of the senior certificates issued by the related trust while diverting cash that would otherwise flow to the Company. The Company continues to be subject to the risks of default and foreclosure following the sale of loans through securitization to the extent such losses reduce the residual interest distributions. If losses exceed the current period residual interest distributions, an insurance policy will fund the losses and the insurer will be reimbursed from future residual interest distributions. Over-collateralization levels could change throughout the life of the securitization based upon the loss and delinquency experience and other loan performance variables with respect to the securitized pool of loans, which could negatively impact cash flows to the Company. Any such change in the Company's cash flows could have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Loan Sales and Securitizations."

DEPENDENCE ON WHOLESALE BROKERS

  The Company depends primarily on independent mortgage brokers and, to a lesser extent, on correspondent lenders, for the origination and purchase of its wholesale mortgage loans, which constitute a significant portion of the Company's loan production. These independent mortgage brokers deal with multiple lenders for each prospective borrower. The Company competes with these lenders for the independent brokers' business on pricing, service, loan fees, costs and other factors. The Company's competitors also seek to establish relationships with such brokers, who are not obligated by contract or otherwise to do business with the Company. The Company's future results of operations and financial condition may be vulnerable to changes in the volume and cost of its wholesale loans resulting from, among other things, competition from other lenders and purchasers of such loans.

ELIMINATION OF LENDER PAYMENTS TO BROKERS

  Class-action lawsuits have been filed against a number of mortgage lenders alleging that such lenders have violated the Federal Real Estate Settlement Procedures Act ("RESPA") by making certain payments to independent mortgage brokers. These lawsuits have generally been filed on behalf of a purported nationwide class of borrowers and allege that payments made by a lender to a broker in addition to payments made by the borrower to a broker are prohibited by RESPA, and are therefore illegal. If these cases are resolved against the lenders, it may cause an industry-wide change in the way independent mortgage brokers are compensated. The Company's broker compensation programs permit such payments. Future regulatory interpretations or judicial decisions may require the Company to change its broker compensation programs or subject it to material monetary judgments or other penalties. Any such changes or penalties may have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Business-- Regulation."

ECONOMIC SLOWDOWN OR RECESSION

  The risks associated with the Company's business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Declining real estate values reduce the ability of borrowers to use home equity to support borrowings by negatively affecting loan-to-value ratios of the home equity collateral. In addition, because the Company makes a substantial number of loans to credit-impaired borrowers, the actual rates of delinquencies, foreclosures and losses on such loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could adversely affect the Company's ability to sell loans or the prices the Company receives for its loans.

CHANGES IN INTEREST RATES

  The Company's profitability may be directly affected by changes in interest rates, which affect the Company's ability to earn a spread between the interest received on its loans and its funding costs. The revenues of the Company may be adversely affected during any period of unexpected or rapid change in interest rates. For example, a substantial and sustained increase in interest rates could adversely affect the demand for the Company's products. In addition, the Company's adjustable-rate mortgage loans have a life rate cap above which the interest rate on the loan may not rise. In the event of general interest rate increases, the rate of interest on these mortgage loans could be limited, while the rate payable on the senior certificates representing interests in a securitization trust into which such loans are sold may be uncapped, which would reduce the amount of cash the Company receives over the life of its residual interests, thereby requiring the Company to reduce the fair value of such residual interests. Furthermore, a significant decrease in interest rates could increase the rate at which loans are prepaid, which would also reduce the amount of cash the Company receives over the life of its residual interests. Either of these events could require the Company to reduce the fair value of its residual interests, which would have a material adverse effect on the Company's results of operations, financial condition and business prospects.

  Adjustable-rate mortgage loans ("ARMs") (which include loans that have initial fixed-rate terms of up to three years) originated or purchased by the Company totaled $188.0 million in principal during the first quarter of 1997. Substantially all such ARMs included an initial interest rate, or "teaser" rate, significantly below the fully indexed interest rate at origination. Borrowers may encounter financial difficulties as a result of increases in the interest rate over the life of these loans or may prepay such loans earlier than expected, which would reduce the amount of cash the Company receives over the life of its residual interests and could require the Company to reduce the fair value thereof, which would have a material adverse effect on the Company's results of operations, financial condition and business prospects.

  During periods of rising interest rates, the value and profitability of the Company's loans may be negatively impacted, from the date of origination or purchase until the date the Company sells or securitizes such loans. The market values of fixed-rate mortgage loans are more sensitive to changes in market interest rates than are the market values of ARMs. The Company from time to time may use various hedging strategies to provide a level of protection against such interest rate risks on its fixed-rate mortgage loans. While the Company believes its hedging strategies are cost-effective and provide some protection against interest rate risks, no hedging strategy can completely protect the Company from such risks. No assurance can be given that such hedging transactions will offset the risks of changes in interest rates, and it is possible that there will be periods during which the Company could incur losses after accounting for its hedging activities. Further, the Company does not believe that hedging against the interest rate risks associated with ARMs is cost effective and the Company does not utilize the hedging strategies described above with respect to these loans, which constitute the majority of the Company's loan production. See "Business--Interest Rate Risk Management."

QUARTERLY FLUCTUATIONS IN EARNINGS

  The Company's revenues and net earnings have fluctuated in the past and are expected to fluctuate in the future as a result of a number of factors, including the size and timing of securitizations and whole loan sales, expansion costs incurred by the Company and the volume of loan originations and purchases. If the Company were unable to securitize profitably a sufficient number of its loans in a particular quarter, or were unable to complete a sufficient number of whole loan sales, then the Company's revenues for such quarter would decline, which could result in lower earnings or a loss reported for such quarter and have a material adverse effect on the Company's results of operations, financial condition and business prospects.

COMPETITION

  The Company faces intense competition in the business of originating, purchasing and selling mortgage loans. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Many of the Company's competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. The Company's competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance companies. In the future, the Company may also face competition from government-sponsored entities, such as the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation. These government-sponsored entities may enter the subprime mortgage market and target potential customers in the Company's highest credit grades, who constitute a significant portion of the Company's customer base.

  The current level of gains realized by the Company and its competitors on the sale of subprime mortgage loans could attract additional competitors into this market. Certain large finance companies and conforming mortgage originators have announced their intention to originate non-conforming mortgage loans, and some of these large mortgage companies, thrifts and commercial banks have begun offering non-conforming loan products to customers similar to the borrowers targeted by the Company. In addition, establishing a broker-sourced loan business requires a substantially smaller commitment of capital and human resources than a direct-sourced loan business. This relatively low barrier to entry permits new competitors to enter this market quickly and compete with the Company's wholesale lending business.

  Additional competition may lower the rates the Company can charge borrowers, thereby potentially lowering the gain on future loan sales. Increased competition may also reduce the volume of the Company's loan origination and loan sales and increase the demand for the Company's experienced personnel and the potential that such personnel will leave the Company for the Company's competitors.

  Fluctuations in interest rates and general and localized economic conditions may also affect the competition the Company faces. Competitors with lower costs of capital have a competitive advantage over the Company. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans. In addition, during periods of economic slowdown or recession, the Company's borrowers may face financial difficulties and be more receptive to the offers of the Company's competitors to refinance their loans.

  The Company plans to expand into new geographic markets, where it will face additional competition from lenders already established in these markets. There can be no assurance that the Company will be able to successfully compete with these lenders.

CONTINGENT RISKS

  Although the Company sells substantially all of the mortgage loans it originates or purchases, the Company retains some degree of credit risk on substantially all of the loans it sells. During the period of time that the loans are held for sale, the Company is subject to the various business risks associated with the lending business, including borrower default, foreclosure and the risk that a rapid increase in interest rates would result in a decline of the value of loans held for sale to potential purchasers.

  In connection with its securitizations, the Company is required to repurchase or substitute loans in the event of a breach of a representation or warranty made by the Company. While the Company may have recourse to the sellers of loans it purchased, there can be no assurance of the sellers' abilities to honor their respective obligations to the Company. Likewise, in connection with its whole loan sales, the Company enters agreements which generally require the Company to repurchase or substitute loans in the event of a breach of a representation or warranty made by the Company to the loan purchaser, any misrepresentation during the mortgage loan origination process or, in some cases, upon any fraud or early default on such mortgage loans. The remedies available to a purchaser of mortgage loans from the Company are generally broader than those available to the Company against the sellers of such loans, and if a purchaser enforces its remedies against the Company, the Company may not be able to enforce whatever remedies the Company may have against such sellers.

  In addition, borrowers, purchasers of the Company's loans, monoline insurance carriers and trustees in the Company's securitization may make claims against the Company arising from alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company, including appraisers, incomplete documentation and failure by the Company to comply with various laws and regulations applicable to its business. Any claims asserted in the future may result in liabilities or legal expenses that could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

RISKS ASSOCIATED WITH SERVICING

  The Company currently contracts for the servicing of all loans it originates, purchases and holds for sale with Advanta pursuant to an interim servicing agreement (the "Advanta Interim Agreement"). In addition, Advanta subservices each public securitization of the Company's loans pursuant to the related pooling and servicing agreement and a corresponding subservicing agreement between the Company and Advanta (the "Advanta Securitization Agreement"). As with any external service provider, the Company is subject to risks associated with insufficient or untimely services. Many of the Company's borrowers require notices and reminders to keep their loans current and to prevent delinquencies and foreclosures. Any failure of the servicer to adequately service the Company's loans could cause a substantial increase in the Company's delinquency or foreclosure rate, which could adversely affect the Company's ability to access equity or debt capital resources, and which could therefore have a material adverse effect on the Company's results of operations, financial condition and business prospects.

  Under the Advanta Interim Agreement and the Advanta Securitization Agreement, if the Company terminates either of such agreements without cause or transfers the servicing of any amount of the mortgage loans serviced by Advanta to another servicer, the Company must pay Advanta certain penalties, fees and costs. Depending on the size of the Company's loan portfolio serviced by Advanta at any point in time, the termination or transfer penalties that the Company would be obligated to pay Advanta may be substantial. With respect to mortgage loans securitized by the Company, the Company will not be able to terminate the servicer without the approval of the trustee for such securitization.

  On March 17, 1997, Advanta Corp., the parent of Advanta, announced that it was considering strategic alternatives, including the possibility of selling all or part of its businesses, as a result of increased losses from credit card loans. Although the management of Advanta Corp. stated that its mortgage business was performing well, there can be no assurance that a sale by Advanta Corp. of all or some of its businesses, including its Advanta servicing operations, would not have an adverse effect upon the servicing of the Company's loans.

  The Company intends to establish in-house servicing operations to service the loans it originates and purchases and to engage Comerica to perform specified servicing functions. See "Prospectus Summary--Recent Developments-- Comerica Investment and Strategic Relationship." There can be no assurance that the Company will anticipate and respond effectively to all of the demands that servicing its loans will have on the Company's management, infrastructure and personnel. The failure of the Company to meet the challenges of servicing its loans could have a material adverse effect on the Company's results of operations, financial condition and business prospects. The Company will also remain subject to risks associated with insufficient or untimely services from Comerica as an external service provider. In addition, any change in servicing operations may result in greater delinquencies and losses on related loans, which would adversely impact the value of the residual interests held by the Company in connection with its securitizations.

RISKS ASSOCIATED WITH HIGH LOAN-TO-VALUE LOAN PRODUCTS

  The Company recently commenced loan originations through its Alternative Mortgage Products Division which offers loans to borrowers meeting conventional mortgage lending standards and offers a broad selection of second mortgage products, including loans with loan-to-value ratios of up to 125%. Although the Company acts as a broker or correspondent in the sale of all of its high loan-to-value loan products, rather than selling such loans through securitizations or servicing-retained sales, the Company is subject to the risk of borrower default and foreclosure on these loans during the period of time that the loans are held for sale or if the Company is required to repurchase any such loans. To the extent that borrowers with high loan-to-value ratios default on their loan obligations while the loans are held by the Company, the Company would be unable to rely on equity in the collateral property to reduce the Company's loss exposure. Under these circumstances, the Company might be required to absorb any losses and such absorption, if the losses exceed the Company's reserves for such losses, could have a material adverse effect on the Company's financial condition, results of operations and business prospects.

DEPENDENCE ON A LIMITED NUMBER OF KEY PERSONNEL

  The Company is dependent upon the continued services of Robert K. Cole, Brad
A. Morrice, Edward F. Gotschall and Steven G. Holder, the Chief Executive Officer, President, Chief Operating Officer--Finance/Administration and Chief Operating Officer--Production/Operations of the Company, respectively. The loss of their services could have a material adverse effect on the Company's results of operations, financial condition and business prospects. The Company currently has a $1 million key-man life insurance policy for each of these executive officers. In addition, the Company has entered into employment agreements with Messrs. Cole, Morrice, Gotschall and Holder. See "Management--Executive Compensation."

CONCENTRATION OF OPERATIONS IN CALIFORNIA

  Approximately 49.8% of the dollar volume of loans originated or purchased by the Company during the first quarter of 1997 were secured by properties located in California. Although the Company has expanded its office network outside California and plans further expansion outside California in the future, the Company's sales loan originations and purchases may remain concentrated in California for the foreseeable future. Consequently, the Company's results of operations, financial condition and business prospects are dependent on the California economy and its residential real estate market. Over the last several years, the California economy experienced an economic slowdown or recession and a sustained decline in the California real estate market. Residential real estate market declines may adversely affect the values of the properties securing mortgage loans. A decline in the value of the mortgaged properties may result in the principal balances of such loans, together with any primary financing on the mortgaged properties, to equal or exceed the value of the mortgaged properties. In addition, California is vulnerable to certain natural disaster risks, such as earthquakes and mudslides. These disasters are not typically covered by the standard hazard insurance policies maintained by borrowers and may adversely impact borrowers' ability to repay loans made by the Company. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on the Company's results of operations, financial condition and business prospects. See "Business--Geographic Distribution."

ENVIRONMENTAL LIABILITIES

  The Company may acquire real property securing loans that are in default and there is a risk that hazardous substances or waste, contaminants or pollutants could be discovered on such properties after the Company acquires them. The Company might be required to remove such substances from the affected properties at its sole cost and expense, and the cost of such removal may substantially exceed the value of the affected properties or the loans secured by such properties. Furthermore, the Company may not have adequate remedies against the prior owners or other responsible parties to recover its costs. Finally, the Company may find it difficult or impossible to sell the affected real properties either prior to or following any such removal.

LEGISLATIVE OR REGULATORY RISKS

  The consumer financing industry is a highly regulated industry. The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualification and licensing obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates the Company can charge on its loans. The Company's lending activities are also subject to various federal laws, including the Truth in Lending Act, the Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act. Failure to comply with any of these requirements may result in, among other things, loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability.

  Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. In addition, various laws, rules and regulations currently are proposed, which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future. Such adoption could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the results of operations, financial condition and business prospects of the Company.

  Government officials, including members of Congress, have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of consumer financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.

ANTI-TAKEOVER PROVISIONS

  The Company's Certificate of Incorporation (the "Certificate of Incorporation") and its Bylaws (the "Bylaws") include provisions that could delay, defer or prevent a takeover attempt that may be in the best interest of stockholders. These provisions include the ability of the Board of Directors to issue up to 7,500,000 shares of preferred stock (the "Preferred Stock") without any further stockholder approval, a classified Board of Directors and requirements that (i) stockholders give advance notice with respect to certain proposals they may wish to present for a stockholder vote, (ii) stockholders act only at annual or special meetings and (iii) two-thirds of all directors approve a change in the number of directors of the Company. Issuance of Preferred Stock could also discourage bids for the Common Stock at a premium as well as create a depressive effect on the market price of the Common Stock. In addition, under certain conditions, Section 203 of the Delaware General Corporation Law (the "DGCL") would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years unless the business combination is approved in a prescribed manner. See "Description of Capital Stock."

CONTROL BY CERTAIN STOCKHOLDERS

  Upon completion of the Offering, the existing stockholders of the Company will beneficially own an aggregate of approximately 74.8% of the outstanding shares of Common Stock (approximately 71.5% following the completion of the Offering assuming the exercise of the Underwriters' over-allotment option in full). Accordingly, such persons, if they were to act in concert, would have majority control of the Company, with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and sales of assets) and to elect all members of the Board of Directors. See "Beneficial Ownership of Securities and Selling Stockholders" and "Management--Board of Directors."

POSSIBLE VOLATILITY OF STOCK PRICE; EFFECT OF FUTURE OFFERINGS ON MARKET PRICE OF COMMON STOCK

  The market price of the Common Stock may experience fluctuations that are unrelated to the operating performance of the Company. In particular, the price of the Common Stock may be affected by general market price movements as well as developments specifically related to the consumer finance industry and the financial services sector such as, among other things, interest rate movements, quarterly variations or changes in financial estimates by securities analysts and a significant reduction in the price of the stock of another participant in the consumer finance industry. In addition, the Company's operating income on a quarterly basis is significantly dependent upon the successful completion of the Company's loan sales and securitizations in the market, and the Company's inability to complete these transactions in a particular quarter may have a material adverse impact on the Company's results of operations for that quarter and could, therefore, negatively impact the price of the Common Stock.

  The Company may increase its capital by making additional private or public offerings of its Common Stock, securities convertible into its Common Stock, preferred stock or debt securities. The actual or perceived effect of such offerings may be the dilution of the book value or earnings per share of the Common Stock outstanding, which may result in the reduction of the market price of the Common Stock.

ABSENCE OF PUBLIC MARKET

  There is currently no trading market for the Common Stock and there can be no assurance that an active trading market for the Common Stock will develop. Although an application has been made to have the Common Stock approved for quotation on Nasdaq, there can be no assurance that an active public trading market for the Common Stock will develop after the Offering or that, if developed, it will be sustained. The public offering price of the Common Stock offered hereby was determined by negotiations among the Company and representatives of the Underwriters and may not be indicative of the price at which the Common Stock will trade after the Offering. See "Underwriting." Consequently, there can be no assurance that the market price for the Common Stock will not fall below the public offering price.

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 13,892,373 shares of Common Stock. The 3,500,000 shares of Common Stock offered in the Offering (4,025,000 shares if the Underwriters' over-allotment option in the Offering is exercised in full) will be immediately eligible for sale in the public market without restriction beginning on the date of this Prospectus. Future sales of substantial amounts of Common Stock after the Offering, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for further sale, will have on the market price of the Common Stock. Additionally, 2,000,000 shares of Common Stock will be reserved for issuance under the Stock Option Plan as of the closing of the Offering, including outstanding options to acquire 1,267,520 shares which have been granted and options to acquire 441,500 shares which will be granted upon the closing of the Offering. In addition, options to acquire 127,500 shares of Common Stock were granted or will be granted to two executive officers and one non-employee director of the Company outside the Stock Option Plan and 333,333 shares of Common Stock will be reserved for issuance under the Comerica warrants, of which warrants to purchase 100,000 shares have been issued. The Company intends to file a registration statement under the Securities Act to register such shares of Common Stock reserved for issuance under its Stock Option Plan, thus permitting the resales of such shares by non-affiliates in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"). Such registration statement is expected to be filed shortly after the date of this Prospectus.

  The remaining 10,392,373 shares (10,099,873 shares if the Underwriters' over-allotment option in the Offering is exercised in full) of Common Stock held by the existing stockholders of the Company are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and are eligible for sale subject to the holding period, volume and other limitations imposed thereby. In addition, certain existing stockholders have registration rights with respect to shares of Common Stock which they own or have a right to acquire.

  The Company, certain existing stockholders of the Company and the executive officers and directors of the Company have agreed with the Underwriters that, subject to certain conditions, for a period of 180 days following the commencement of this Offering, they will not sell, contract to sell or otherwise dispose of any shares of Common Stock or rights to acquire such shares (other than pursuant to employee plans) without the prior written consent of Montgomery Securities on behalf of the Underwriters. See "Underwriting."

SUBSTANTIAL AND IMMEDIATE DILUTION

  The initial public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will be subject to immediate dilution of $6.87 per share in net tangible book value. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company does not anticipate declaring or paying any cash dividends on the Common Stock following the Offering. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. In addition, the Company is prohibited under the terms of its current warehouse facility from paying dividends without the prior approval of First Bank. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

FORWARD-LOOKING STATEMENTS

  This Prospectus may contain forward-looking statements that may be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The matters set forth under "Risk Factors" constitute cautionary statements identifying important factors with respect to any forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the Common Stock offered hereby (assuming an initial public offering price of $9.50 per share and after deducting the estimated underwriting discount and expenses payable by the Company), are estimated to be approximately $24.8 million. The Company intends to apply the net proceeds from the Offering in the following manner: (i) to fund loan originations and purchases; (ii) to fund securitization transaction costs; and (iii) for general corporate purposes, including costs related to expansion of the Retail and Wholesale Divisions. Until the time that such proceeds are utilized, the net proceeds will be invested in high quality, short-term investment instruments such as short-term corporate investment grade or United States Government interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company is prohibited from paying dividends under its current warehouse facility without the prior approval of First Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                   DILUTION

  As of March 31, 1997, the Company had a net tangible book value of $11.8 million, or $1.07 per share of Common Stock, after adjusting the net tangible book value and number of shares outstanding to reflect the exercise of warrants to purchase 304,501 shares of Common Stock and the sale of 545,000 shares of Common Stock of the Company to Comerica. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total tangible assets less total liabilities) by the number of shares of Common Stock outstanding as of March 31, 1997. After giving effect to the sale by the Company of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price per share of $9.50 (after deducting the estimated underwriting discount and offering expenses), the Company's net tangible book value as of March 31, 1997 would have been $36.6 million or $2.63 per share of Common Stock. This represents an immediate increase in net tangible book value of $1.56 per share to existing stockholders and an immediate dilution of $6.87 per share to new investors purchasing shares in the Offering. The following table illustrates this per share dilution:

     Assumed initial public offering price per share................        $9.50
       Pro forma net tangible book value per share before the Offer-
        ing.........................................................  $1.07
       Increase per share attributable to new investors.............   1.56
                                                                      -----
     Pro forma net tangible book value per share after the Offer-
      ing...........................................................   2.63  2.63
                                                                      ----- -----
     Dilution per share to new investors............................        $6.87
                                                                            =====

  The following table sets forth on a pro forma basis, as of March 31, 1997, the relative investments of all existing stockholders and new investors purchasing shares of Common Stock from the Company in the Offering. The calculations are based on an assumed initial public offering price of $9.50 per share.

                                 SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ------------------ -------------------   PRICE
                                  NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                ---------- ------- ----------- ------- ---------
Existing stockholders (1)...... 10,992,373   79.1% $ 8,303,254   23.2%   $0.76
New investors..................  2,900,000   20.9   27,550,000   76.8     9.50
                                ----------  -----  -----------  -----    -----
    Total...................... 13,892,373  100.0% $35,853,254  100.0%   $2.58
                                ==========  =====  ===========  =====    =====

--------

(1) Sales by the Selling Stockholder in the Offering will reduce the number of shares held by existing stockholders to 10,392,373 shares, or 74.8% of the total shares of Common Stock outstanding (10,099,873 shares, or 71.5% of the total shares of Common Stock if the Underwriters' over-allotment option is exercised in full), and will increase the number of shares held by new investors to 3,500,000 shares, or 25.2% of the total shares of Common Stock outstanding (4,025,,000 shares, or 28.5% of the total shares of Common Stock if the Underwriters' over-allotment option is exercised in full) after the Offering.

  The foregoing table excludes (i) 2,000,000 shares reserved for issuance under the Stock Option Plan as of the closing of the Offering, including outstanding options to acquire 1,267,520 shares at a weighted average exercise price of $5.17 per share which have been granted under the Stock Option Plan and options to acquire 441,500 shares which will be granted upon the closing of the Offering, (ii) options to acquire 120,000 shares at a weighted average exercise price of $3.50 per share which have been granted to two executive officers of the Company outside the Stock Option Plan, (iii) options to acquire 7,500 shares at the initial public offering price which will be granted to two non-employee directors of the Company outside the Stock Option Plan, and (iv) 333,333 shares of Common Stock that will be reserved for issuance pursuant to the Comerica warrants at the initial public offering price, of which warrants to purchase 100,000 shares have been issued. To the extent that any options of the Company are exercised, there will be further dilution to new investors. See "Management--Stock Option Plan."

                                CAPITALIZATION

  The following table sets forth the pro forma capitalization of the Company at March 31, 1997, after giving effect to the exercise of 304,501 warrants, the sale of 545,000 shares of Common Stock to Comerica, the issuance of the Common Stock offered hereby at an assumed public offering price of $9.50 per share (after deducting the estimated underwriting discount and offering expenses) and the application of the net proceeds to reduce borrowings under warehouse and aggregation lines of credit and to repay approximately $1.25 million outstanding under the Company's revolving line of credit. This table should be read in conjunction with the Company's Financial Statements and the Notes thereto.

                                                           AS OF MARCH 31, 1997
                                                           --------------------
                                                                     PRO FORMA
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (IN THOUSANDS)
DEBT:
  Borrowings under warehouse and aggregation lines of
   credit................................................. $110,534  $ 81,909
  Residual financing......................................    7,248     7,248
  Other borrowings........................................    3,119     1,869
                                                           --------  --------
    Total debt............................................  120,901    91,026
                                                           --------  --------
STOCKHOLDERS EQUITY:
  Preferred stock, $0.01 par value; 7,320,000 shares
   authorized and 7,500,000 shares authorized pro forma as
   adjusted; 5,820,000 shares issued and outstanding and
   none issued and outstanding pro forma as adjusted...... $     58  $    --
  Common Stock, $0.01 par value per share; 12,963,778
   shares authorized and 45,000,000 shares authorized pro
   forma as adjusted; 528,618 shares issued and
   outstanding and 13,892,373 shares issued and
   outstanding pro forma as adjusted(1)...................        6       139
  Additional paid-in capital..............................    3,086    32,886
  Retained earnings, restricted...........................    3,600     3,600
                                                           --------  --------
    Total stockholders' equity............................    6,750    36,625
                                                           --------  --------
    Total capitalization.................................. $127,651  $127,651
                                                           ========  ========

--------

(1) Excludes (i) 2,000,000 shares reserved for issuance under the Stock Option Plan as of the closing of the Offering, including outstanding options to acquire 1,267,520 shares at a weighted average exercise price of $5.17 per share which have been granted and options to acquire 441,500 shares which will be granted upon the closing of the Offering, (ii) options to acquire 120,000 shares at a weighted average exercise price of $3.50 per share which have been granted to two executive officers of the Company outside the Stock Option Plan, (iii) options to acquire 7,500 shares at the initial public offering price which will be granted to two non-employee directors of the Company outside the Stock Option Plan, and (iv) 333,333 shares of Common Stock that will be reserved for issuance pursuant to the Comerica warrants at the initial public offering price, of which warrants to purchase 100,000 shares have been issued.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following selected consolidated statements of operations and balance sheet data as of December 31, 1996 and 1995 and for the year ended December 31, 1996 and for the period from November 17, 1995 (inception) to December 31, 1995 have been derived from the Company's financial statements audited by KPMG Peat Marwick LLP, independent auditors, whose report with respect thereto appears elsewhere herein. The following selected statements of operations and balance sheet data as of March 31, 1996, June 30, 1996, and September 30, 1996 and March 31, 1997 and for the quarters ended March 31, 1996, June 30, 1996, September 30, 1996, December 31, 1996 and March 31, 1997 have been derived from the unaudited financial statements of the Company and include all adjustments, consisting only of normal recurring accruals, which management considers necessary for a fair presentation of such financial information for those periods. Such selected financial data should be read in conjunction with those financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" also included elsewhere herein.


                                 FOR THE
                          PERIOD FROM INCEPTION
                           (NOVEMBER 17, 1995)       FOR THE          FOR THE QUARTER ENDED
                                 THROUGH           YEAR ENDED     -----------------------------
                            DECEMBER 31, 1995   DECEMBER 31, 1996 MARCH 31, 1996 MARCH 31, 1997
                          --------------------- ----------------- -------------- --------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans..          $ --               $11,630          $  --         $10,012
 Servicing income.......            --                    29             --             302
 Interest income........             14                2,846              39          2,271
                                  -----              -------          ------        -------
 Total revenues.........             14               14,505              39         12,585
Operating Expenses......             95               12,200             899          8,539
                                  -----              -------          ------        -------
Earnings (loss) before
 income taxes (benefit).            (81)               2,305            (860)         4,046
Income taxes (benefit)..              1                  970            (362)         1,699
                                  -----              -------          ------        -------
Net earnings (loss).....          $ (82)             $ 1,335          $ (498)       $ 2,347
                                  =====              =======          ======        =======
Pro forma primary
 earnings (loss) per
 share(5)...............                             $  0.08          $(0.04)       $  0.16
Pro forma fully diluted
 earnings (loss) per
 share(5)...............                             $  0.08          $(0.04)       $  0.16

                                          DECEMBER 31,      MARCH 31, 1997
                                         -------------- -----------------------
                                                                   PRO FORMA
                                          1995   1996    ACTUAL  AS ADJUSTED(1)
                                         ------ ------- -------- --------------
BALANCE SHEET DATA:
Loans receivable held for sale, net..... $  --  $57,990 $113,162    $113,162
Residual interests in securitization....    --      --    13,243      13,243
Total assets............................  3,151  64,638  133,582     133,582
Borrowings under warehouse lines of
 credit.................................    --   41,702   65,803      37,178
Borrowings under aggregation lines of
 credit.................................    --   13,957   44,731      44,731
Residual financing......................    --      --     7,248       7,248
Other borrowings........................    --    1,326    3,119       1,869
Total stockholders' equity..............  3,068   4,403    6,750      36,625


                            AS OF OR FOR  THE
                          PERIOD FROM INCEPTION                                   AS OF OR FOR THE
                           (NOVEMBER 17, 1995)                                      QUARTER ENDED
                                 THROUGH        AS OF OR FOR THE YEAR ENDED -----------------------------
                            DECEMBER 31, 1995        DECEMBER 31, 1996      MARCH 31, 1996 MARCH 31, 1997
                          --------------------- --------------------------- -------------- --------------
OPERATING STATISTICS:
Loan origination and
 purchase activities:
 Wholesale originations.        $    --                  $287,992               $2,292        $159,075
 Retail originations....             --                    66,487                2,001          74,384(2)
 Correspondent
  purchases.............             --                     2,460                  --           17,111
                                --------                 --------               ------        --------
 Total loan originations
  and purchases(3)......        $    --                  $356,939               $4,293        $250,570
Average principal
 balance per loan.......        $    --                  $    106               $  110        $    108
Percent of loans secured
 by first mortgages.....             --                      97.3%                96.5%           98.4%
Weighted average initial
 loan-to-value ratio....             --                      71.5%                72.5%           70.9%
Originations by product
 type(3):
 ARMs...................        $    --                  $264,510               $2,090        $187,987
 Fixed-rate mortgages...             --                    92,429                2,203          62,583
Weighted average
 interest rates:
 Fixed-rate mortgages...             --                      10.4%                 9.8%            9.9%
 ARMs...................             --                       9.3%                 9.0%            9.2%
 Margin-ARMs............             --                       7.0%                 5.7%            7.0%
Loan sales:
 Loans sold through
  whole loan
  transactions(4).......        $    --                  $298,713               $  --         $ 95,716
 Loans sold through
  securitizations.......             --                       --                   --           99,132

                                                   AS OF OR FOR THE QUARTER ENDED
                          --------------------------------------------------------------------------------
                          MARCH 31, 1996 JUNE 30, 1996 SEPTEMBER 30, 1996 DECEMBER 31, 1996 MARCH 31, 1997
                          -------------- ------------- ------------------ ----------------- --------------
STATEMENT OF OPERATIONS
 DATA:
Revenues:
 Gain on sale of loans..      $  --         $   830         $  2,658          $  8,142         $ 10,012
 Servicing income.......         --             --                10                19              302
 Interest income........          39            248              560             1,999            2,271
                              ------        -------         --------          --------         --------
 Total revenues.........          39          1,078            3,228            10,160           12,585
Operating Expenses......         899          1,620            2,721             6,960            8,539
                              ------        -------         --------          --------         --------
Earnings (loss) before
 income taxes (benefit).        (860)          (542)             507             3,200            4,046
Income taxes (benefit)..        (362)          (225)             213             1,344            1,699
                              ------        -------         --------          --------         --------
Net earnings (loss).....      $ (498)       $  (317)        $    294          $  1,856         $  2,347
                              ======        =======         ========          ========         ========
Pro forma primary
 earnings (loss) per
 share(4)...............      $(0.04)       $ (0.03)        $   0.02          $   0.13         $   0.16
Pro forma fully diluted
 earnings (loss) per
 share(4)...............      $(0.04)       $ (0.03)        $   0.02          $   0.13         $   0.16
OPERATING STATISTICS:
Loan origination
 activities:
 Wholesale originations.      $2,292        $45,412         $104,392          $135,896         $159,075
 Retail originations....       2,001          7,120           18,956            38,410           74,384(2)
 Correspondent
  purchases.............         --             --               --              2,460           17,111
                              ------        -------         --------          --------         --------
 Total loan originations
  and purchases(3)......      $4,293        $52,532         $123,348          $176,766         $250,570
Average principal
 balance per loan.......      $  110        $   115         $    103          $    105         $    108
Percent of loans secured
 by first mortgages.....        96.5%          97.4%            96.8%             97.7%            98.4%
Weighted average initial
 loan-to-value ratio....        72.5%          71.5%            71.9%             71.1%            70.9%
Originations by product
 type(3):
 ARMs...................      $2,090        $35,340         $ 93,473          $133,607         $187,987
 Fixed-rate mortgages...      $2,203        $17,192         $ 29,875          $ 43,159         $ 62,583
Weighted average
 interest rates:
 Fixed-rate mortgages...         9.8%          10.3%            10.6%             10.3%             9.9%
 ARMs...................         9.0%           9.4%             9.2%              9.4%             9.2%
 Margin-ARMs............         5.7%           6.9%             6.9%              7.1%             7.0%
Loan sales:
 Loans sold through
  whole loan
  transactions..........      $  --         $28,822         $ 79,419          $190,472         $ 95,716(5)
 Loans sold through
  securitizations.......      $  --         $   --          $    --           $    --          $ 99,132
Staffing and offices:
 Total employees........          53            105              178               333              462
 Total wholesale account
  executives............           4             16               25                34               46
 Total retail loan
  officers..............           6             20               24                58              105
 Total regional
  operating centers.....           2              3                3                 3                3
 Total wholesale sales
  offices...............           1              1                5                12               18
 Total retail sales
  offices...............           2              5                8                20               30

-------

(1) Adjusted to reflect (i) the exercise of 304,501 warrants at an average price of $3.50 per share, (ii) the sale of 545,000 shares of Common Stock to Comerica at a price of $7.50 per share, less estimated expenses payable by the Company, and (iii) the sale of 2,900,000 shares of Common Stock offered hereby at an assumed initial public offering price of $9.50 per share (after deducting the underwriting discount and estimated expenses payable by the Company), and the application of the estimated net proceeds therefrom to reduce outstanding balances under the Company's warehouse facilities and repay approximately $1.25 million outstanding under the Company's revolving line of credit. Adjustments have not been made to reflect the impact should the Underwriters' over-allotment option be exercised.
(2) Includes $634,000 of loans originated through the Alternative Mortgage Products Division.
(3) Excludes non-refundable fees and direct costs associated with the origination or purchase of mortgage loans.

(4) Pro forma earnings (loss) per share has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. The pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. Historical earnings per share is not presented because it is not indicative of the ongoing entity.

(5) Includes the $2.8 million of loans repurchased and resold by the Company in the first quarter of 1997.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the preceding Selected Consolidated Financial and Other Data and the Company's Financial Statements and the Notes thereto and the other financial data included elsewhere in this Prospectus.

GENERAL

  New Century is a specialty finance company engaged in the business of originating, purchasing, selling and servicing subprime mortgage loans secured primarily by first mortgages on single family residences. See "Risk Factors-- Subprime Mortgage Banking Industry." The Company originates and purchases loans through its Wholesale and Retail Divisions. From the commencement of lending operations in February 1996 through March 31, 1997, the Company originated and purchased $607.5 million in mortgage loans. The Company's loan originations and purchases have grown from $4.3 million for the first quarter of 1996 to $250.6 million for the first quarter of 1997. New Century's borrowers generally have substantial equity in the property securing the loan, but have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. The Company's borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income, as well as individuals who prefer the prompt and personalized service provided by the Company. Because these borrowers typically use the proceeds of the Company's loans to consolidate and refinance debt, and to finance home improvements, education and other consumer needs, the Company believes that its loan volume will be less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending.


LOAN ORIGINATIONS AND PURCHASES

  As of March 31, 1997, the Company's Wholesale Division was operating through three regional operating centers located in Southern California, Northern California and Chicago, and through 18 additional sales offices located in 13 states. The Wholesale Division funded $159.1 million in loans, or 63.5%, of the Company's total loan production during the first quarter of 1997. As of March 31, 1997, the Retail Division was operating through 13 retail sales offices in California, and 17 retail sales offices in 13 other states. The Retail Division funded $74.4 million in loans, or 29.7%, of total loan production during the first quarter of 1997. The Company expects to increase the percentage of loans originated within the Retail Division in the future. See "Risk Factors--Ability to Sustain Growth and Rapid Geographic Expansion." Under the Correspondent Program, established in December 1996, the Company purchases closed loans from other mortgage bankers and financial institutions. This program is designed to complement wholesale production efforts and accounted for $17.1 million, or 6.8%, of the Company's total loan production during the first quarter of 1997.

  The following table summarizes the Company's loan originations and purchases for the periods shown.

                            FOR THE YEAR ENDED DECEMBER 31, 1996         FOR THE QUARTER ENDED MARCH 31, 1997
                          ------------------------------------------  -------------------------------------------
                          WHOLESALE  RETAIL   CORRESPONDENT  TOTAL    WHOLESALE  RETAIL(1) CORRESPONDENT  TOTAL
                          ---------  -------  ------------- --------  ---------  --------- ------------- --------
Principal balance (in
 thousands).............  $287,992   $66,487     $2,460     $356,939  $159,075    $74,384     $17,111    $250,570
Number of loans.........     2,611       745         22        3,378     1,486        687         154       2,327
Average principal
 balance (in thousands).  $    110   $    89     $  112     $    106  $    107    $   108     $   111    $    108
Weighted average
 interest rates:
 Fixed-rate.............      10.5%     10.1%      10.2%        10.4%     10.0%       9.7%       10.5%        9.9%
 ARMs...................       9.4%      9.1%      10.3%         9.3%      9.4%       8.4%       10.1%        9.2%
 Margin-ARMs............       7.0%      6.9%       7.5%         7.0%      7.1%       7.0%        6.6%        7.0%
Weighted average initial
 loan-to-value ratio(2).      71.4%     72.0%      67.8%        71.5%     70.5%      72.4%       68.7%       70.9%
Percentage of loans:
 ARMs...................      79.2%     51.2%      94.5%        74.1%     81.8%      58.5%       84.5%       75.0%
 Fixed-rate.............      20.8%     48.8%       5.5%        25.9%     18.2%      41.5%       15.5%       25.0%
Percentage of loans
 secured by first and
 second mortgages:
 Percentage of loans
  secured by first
  mortgages.............      98.1%     93.8%      99.0%        97.3%     99.4%      95.7%      100.0%       98.4%
 Percentage of loans
  secured by second
  mortgages.............       1.9%      6.2%       1.0%         2.7%      0.6%       4.3%        --          1.6%

--------
(1) Includes $634,000 of loans originated through the Alternative Mortgage Products Division.
(2) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the appraised value of the mortgaged property at origination. The weighted average initial loan-to-value ratio of a loan secured by a second mortgage is determined by taking the sum of the first and second mortgages and dividing by the appraised value of the mortgaged property at origination.

  The Company has increased its loan origination volume on a quarterly basis in large part as a result of the significant expansion of the Wholesale and Retail Divisions. The following table sets forth the quarterly loan production results, the number of office locations and the number of sales professionals at the end of each quarter by division:

                                                  AS OF OR FOR THE QUARTER ENDED
                         --------------------------------------------------------------------------------
                         MARCH 31, 1996 JUNE 30, 1996 SEPTEMBER 30, 1996 DECEMBER 31, 1996 MARCH 31, 1997
                         -------------- ------------- ------------------ ----------------- --------------
                                                      (DOLLARS IN THOUSANDS)
WHOLESALE
 Volume.................     $2,292        $45,412         $104,392          $135,896         $159,075
 Offices (including
  regional operating
  centers)..............          3              4                8                15               21
 Account Executives.....          4             16               25                34               46
RETAIL
 Volume.................     $2,001        $ 7,120         $ 18,956          $ 38,410         $ 74,384(1)
 Offices................          2              5                8                20               30
 Loan Officers..........          6             20               24                58              105
CORRESPONDENT
 Volume.................     $  --         $   --          $    --           $  2,460         $ 17,111
TOTAL
 Volume.................     $4,293        $52,532         $123,348          $176,766         $250,570
 Offices................          5              9               16                35               51

--------
(1) Includes $634,000 of loans originated through the Alternative Mortgage Products Division.

LOAN SALES AND SECURITIZATIONS

  The Company completed the sale of loans through securitization in February and May 1997 and anticipates that significant revenue will be generated from the sale of mortgage-backed securities created through securitization transactions in future periods. In a securitization, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and an interest in the securitized loans called residual interests. The cash purchase price is raised through the sale of senior certificates by the trust. Following the securitization, purchasers of senior certificates receive the principal collected, including prepayments, and the investor pass-through interest rate on the principal balance, while the Company receives the cash flows from the residual interests, after payment of servicing fees, guarantor fees and other trust expenses, and provided that specified over-collateralization requirements are met.

  Residual interests in real estate mortgage investment conduits are recorded on the Company's balance sheet as a result of the sale of loans through securitization. At the closing of the securitization, the Company removes from its balance sheet the mortgage loans held for sale and adds to its balance sheet (i) the cash received and (ii) the estimated fair value of the residual interests, which consists of (a) an over-collateralization amount ("OC") and
(b) a net interest receivable. ("NIR"). The excess of cash received and assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the gain on sale of loans recorded by the Company. The recorded values of these residual interests are amortized as distributions are received from the trust holding the respective loan pool.

  Each OC represents the portion of the loans which are held by the trust as over-collateralization for the senior certificates sold and, along with a certificate guarantor insurance policy provided by a monoline insurance company, serves as credit enhancement to the senior certificate holders. Each OC initially consists of the excess of the principal balance of the securitized loans less the principal balance of the senior certificates sold to investors, which was 3% in the February 1997 securitization and 3.25% in the May 1997 securitization. Each OC is required to be maintained at a specified target level of the principal balance of the senior certificates, which may be increased significantly in the event delinquencies and/or losses exceed certain specified levels. Cash flows received by the trust in excess of the obligations of the trust to the senior certificate holders and others are deposited into the over-collateralization account until the target OC is reached, at which point distributions of excess cash are made to the Company as the holder of the residual interests.

  The Company allocates the basis in the mortgage loans between the portion of the mortgage loans sold through mortgage-backed securities (i.e., the senior certificates) and the portion retained (i.e., the residual interests) based on the relative fair values of those assets on the date of the sale. The Company may recognize gains or losses attributable to the change in the fair value of the residual interests, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is not aware of an active market for the purchase or sale of residual interests; accordingly, the Company estimates the fair value of the residual interests by calculating the present value of the estimated expected future cash flows using a discount rate commensurate with the risks involved. For its February and May 1997 securitizations, the Company utilized discount rates of approximately 16.0%.

  Each NIR is determined by using the amount of the excess of the weighted average coupon on the loans sold over the sum of: (i) the coupon on the senior certificates, (ii) a servicing fee paid to the servicer of the loans, (iii) estimated losses to be incurred on the portfolio of loans securitized over the estimated lives of the loans and (iv) other expenses and revenues, which includes anticipated prepayment penalties. The significant assumptions used by the Company to estimate NIR cash flows are anticipated prepayments and estimated credit losses. The Company estimates prepayments by evaluating historical prepayment performance of comparable loans and the impact of trends in the industry. The Company's prepayment estimates have resulted in estimated average lives of its mortgage loans of between four and five years. The Company estimates credit losses using available historical loss data for comparable portfolios of loans and the specific characteristics of the loans included in the Company's securitizations. For purposes of calculating the NIR for its February and May 1997 securitizations, the Company assumed that aggregate credit losses as a percentage of the original principal balances of the respective securitized loan portfolios will total approximately 3%.

  There are no assurances that actual performance of any of the Company's securitized loan portfolios will be consistent with the Company's estimates and assumptions. To the extent that actual prepayment speeds, losses or market discount rates materially differ from the Company's estimates, the estimated value of its residual interests may increase or decrease, which would have a material impact on the Company's results of operations, financial condition and liquidity. See "Risk Factors--Residual Interests in Securitizations."

RESULTS OF OPERATIONS

 Quarter Ended March 31, 1997 Compared to Quarter Ended March 31, 1996

  The Company began lending operations in February 1996. Accordingly, results for the first quarter of 1996 primarily reflect costs incurred in the startup of operations. In the first quarter of 1996, total loan origination volume was $4.3 million, total revenues were $39,000 and total expenses were $899,000. The Company did not sell any loans during the first quarter of 1996.

  For the first quarter of 1997, total loan origination volume was $250.6 million and total loan sales were $194.8 million, including the Company's initial securitization of $99.1 million. Total revenues for the first quarter of 1997 were $12.6 million, and consisted primarily of gain on sale of loans of $10.0 million and interest income on invested cash and loans held for sale of $2.3 million. Total expenses for the first quarter of 1997 were $8.5 million, and consisted of personnel expense of $3.5 million, general and administrative expenses of $2.0 million, interest expense of $1.8 million, advertising and promotion expense of $842,000, servicing expense of $234,000 and professional services expense of $156,000.

  Net earnings for the first quarter of 1997 were $2.3 million compared to a net loss for the first quarter of 1996 of $498,000.

 Year Ended December 31, 1996 Compared to Period from November 17, 1995 (inception) to December 31, 1995

  From the date of incorporation, November 17, 1995, through December 31, 1995, the primary focus of the Company was on the development of policies and procedures and on the hiring of key employees. The Company did not generate significant revenue during this period except $14,000 in interest income on invested cash, and incurred operating expenses of $95,000. In addition, the Company deferred certain organizational expenses totaling $59,000 during this period.

  Total revenues for 1996 were $14.5 million and consisted primarily of gain on sale of loans of $11.6 million and interest income on invested cash and loans held for sale of $2.8 million. Gain on sale of loans was recorded on the sale of $298.7 million of mortgage loans, which represented 83.7% of total loan originations for the year. Interest income was recorded primarily on loans held for sale, which totaled $58.0 million as of December 31, 1996, and which averaged $32.4 million for the year based on quarterly average balances.

  Total expenses, excluding $4.3 million of origination costs deducted directly from the gain on sale of loans, were $12.2 million, and consisted of personnel expenses of $6.1 million, general and administrative expenses of $2.5 million, interest expense of $1.9 million, advertising and promotion expense of $1.2 million, servicing expense of $269,000 and professional services expense of $282,000. Expenses for 1996 increased as compared to 1995 due primarily to (i) the increase in staffing from eight employees as of December 31, 1995 to 333 employees as of December 31, 1996, (ii) the opening of three regional operating centers, (iii) the opening of 32 sales offices and
(iv) costs incurred in connection with the growing volume of loan originations.

  Net earnings for 1996 were $1.3 million as compared to a net loss for 1995 of $82,000.

 Comparison of Quarters Ended March 31, 1996, June 30, 1996, September 30, 1996, December 31, 1996, and March 31, 1997


  Revenues. Total revenues consisted of gain on sale of loans, interest income on invested cash and loans held for sale and servicing revenues. Total revenues were $39,000, $1.1 million, $3.2 million, $10.2 million and $12.6 million for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively. The quarterly increase in total revenues reflected the Company's significant increase in loan originations and purchases since the commencement of lending operations in February 1996, and was due primarily to (i) quarterly increases in gain on sale of loans resulting from increases in total loans sold, (ii) quarterly increases in interest income resulting from the increasing balance of loans held for sale during each successive quarter, and (iii) increases in servicing revenue resulting from the retention of servicing rights on a portion of loans sold through whole loan transactions during the third quarter of 1996, and the retention of servicing rights on the Company's initial securitization of $99.1 million of loans in February 1997, including income derived from the Company's residual interest in securitization.

  The Company has implemented a loan sales strategy that includes both securitizations and whole loan sales to advance the Company's goal of enhancing profitability while managing cash flows. The timing of specific loan sales may not always correlate to the timing of loan originations due to market conditions or other factors which may impact the value of loans, such as the size of the loan pools to be sold. The amount of loans sold in the fourth quarter of 1996 exceeded 100% of loan originations during such quarter due to the accumulation of loans originated in prior quarters for final sale. The following table sets forth the amount of loans sold through whole loan sales transactions and securitizations, and the components of the gain on sale of loans for the periods indicated.

                                                       FOR THE QUARTER ENDED
                          --------------------------------------------------------------------------------
                          MARCH 31, 1996 JUNE 30, 1996 SEPTEMBER 30, 1996 DECEMBER 31, 1996 MARCH 31, 1997
                          -------------- ------------- ------------------ ----------------- --------------
                                                           (IN THOUSANDS)
Total loans sold through
 whole loan transactions
 and securitizations....       $--          $28,822         $79,419           $190,472         $194,848
Total loans sold as a
 percentage of loan
 originations...........        --             54.9%           64.4%             107.8%            77.8%
Gain on sale of loans:
 Gain from whole loan
  sale transactions and
  securitizations, net..       $--          $ 1,034         $ 3,749           $ 10,269         $ 11,903
 Unrealized gain on
  held-for-trading
  securities............                                                                          1,267
 Provision for
  repurchase losses.....        --              (20)            (80)              (606)            (495)
 Non-refundable loan
  fees..................        --              559           1,106              1,883            3,311
 Premiums paid..........        --              (76)           (739)            (1,158)          (1,803)
 Origination costs......        --             (667)         (1,378)            (2,246)          (4,171)
                               ----         -------         -------           --------         --------
 Gain on sale of loans..       $--          $   830         $ 2,658           $  8,142         $ 10,012
                               ====         =======         =======           ========         ========

  Gains or losses from whole loan sales of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price and the carrying value of the related loans sold including the value of servicing rights. Gains or losses from securitizations are recognized at the date of settlement and are equal to the excess of cash received and assets retained by the Company, over the carrying value of the loans sold, less transaction costs. Gain from whole loan sales transactions and securitizations increased quarterly as a result of increases in the amount of loans sold, and increased as a percentage of total loans sold through whole loan sales transactions and securitizations as a result of increasing premiums received by the Company resulting from, among other things, increases in the size of loan pools sold, and the impact of the Company's initial securitization in February 1997.

  The Company maintains an allowance for estimated losses related to possible off-balance sheet recourse associated with the potential repurchase of loans which were previously sold through whole loan sales transactions. The Company's determination of the level of allowance for repurchase losses is based upon various judgments, assumptions and industry statistics for projected losses related to representations and warranties made to whole loan purchasers. This provision is charged against gain on sale of loans and credited to the allowance for repurchase losses in other liabilities. The Company's primary repurchase risk arises when the borrower fails to make the early payments on their loans. The establishment of a provision for losses of $20,000, $80,000, $606,000 and $495,000 in the second, third and fourth quarters of 1996 and the first quarter of 1997, respectively, reflects the significant increase in whole loan sales activities during those quarters. The Company charged off, net of recoveries, $0, $0, $50,000, $556,000 and $375,000 for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively.

  Non-refundable loan fees are generated primarily from origination fees paid by retail borrowers, and, to a lesser extent, from fees paid by loan brokers within the Wholesale Division and are deferred and recognized as an adjustment to gain on sale of loans when the loans are sold. The quarterly increase in non-refundable loan fees was due to quarterly increases in loan origination volume primarily within the Retail Division.

  Purchase premiums represent payments made by the Company to independent loan brokers and loan correspondents in connection with the origination and purchase of loans and are deferred and recognized as an adjustment to gain on sale of loans when the loans are sold. The quarterly increase in purchase premiums is primarily due to quarterly increases in loan origination volume within the Wholesale Division.

  Direct costs associated with the origination of mortgage loans, which include commissions and certain other compensation costs, are deferred and recognized as an adjustment to gain on sale of loans when the loans are sold. The quarterly increase in direct origination costs is the result of increases in commission and staffing costs related to the quarterly increases in loan origination volume.

  Interest income reflects interest earned on invested cash and loans held for sale, and was $39,000, $248,000, $560,000, $2.0 million and $2.3 million for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively. The quarterly increase in interest income is the result of increases in the average amount of loans held for sale, which increased as a result of the Company's increasing loan origination volume. The average amount of loans held for sale, calculated based on beginning of quarter and end of quarter balances, was $2.1 million, $16.1 million, $49.9 million, $64.9 million and $85.6 million for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively.

  Servicing income reflects servicing fees received on loans sold or securitized by the Company on which the Company has retained ownership of the servicing rights. While the Company sold primarily all of its loans through whole loan sales transactions on a servicing-released basis during 1996, the Company retained ownership of the servicing rights on approximately $17.3 million in loans sold in September 1996 and $99.1 million in loans securitized in February 1997.

  Expenses. Total expenses, excluding origination costs deducted directly from the gain on sale of loans, were $899,000, $1.6 million, $2.7 million, $7.0 million and $8.5 million for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively. The quarterly increase in total expenses is the result of the significant expansion of the Company's operations since the commencement of lending operations in February 1996.

  Beginning in the fourth quarter of 1996, the Company accelerated its geographic expansion, adding 19 new retail and wholesale sales offices in the fourth quarter of 1996 and 16 new sales offices in the first quarter of

1997. The Company expenses the start-up costs associated with opening new sales offices, and, therefore during periods of significant expansion, the Company's operating expenses may increase more rapidly than the Company's revenues, the recognition of which are dependent on the timing and volume of loan sales and securitizations. To help achieve the Company's objective of break-even levels of operations within two to four months after opening a wholesale sales office and five to eight months after opening a retail sales office, the Company plans to (i) focus initial hiring efforts on experienced sales professionals, (ii) utilize existing regional and/or corporate operations personnel to support the sales office locations, (iii) provide direct mail and/or telemarketing support to accelerate sales activity and (iv) minimize initial operating costs through the use of short term leases of executive suites and equipment. The following table sets forth the components of the Company's expenses for the periods indicated.

                                                  AS OF AND FOR THE QUARTER ENDED
                          --------------------------------------------------------------------------------
                          MARCH 31, 1996 JUNE 30, 1996 SEPTEMBER 30, 1996 DECEMBER 31, 1996 MARCH 31, 1997
                          -------------- ------------- ------------------ ----------------- --------------
                                                       (DOLLARS IN THOUSANDS)
Personnel...............       $584         $  845           $1,350            $3,304          $ 3,545
General and
 administrative expense.        144            322              592             1,398            1,954
Interest expense........         14            169              346             1,412            1,808
Advertising and
 promotion..............        106            199              297               567              842
Servicing...............        --              24               57               188              234
Professional expenses...         51             61               79                91              156
                               ----         ------           ------            ------          -------
  Total expenses........       $899         $1,620           $2,721            $6,960          $ 8,539
                               ====         ======           ======            ======          =======
Total end of quarter
 staffing...............         53            105              178               333              462
Total offices...........          5              9               16                35               51

  Personnel expense includes employee base salaries and benefits costs plus incentive bonus awards paid and accrued, but excludes a portion of commissions and certain personnel costs directly related to originations, which are deferred and recognized as an adjustment to gain on sale of loans when the loans are sold. Personnel expense increased quarterly due to the significant increase in staffing required to process the quarterly growth in loan origination and purchase volume, which increased from $4.3 million for the first quarter of 1996 to $250.6 million for the first quarter of 1997, and to support the opening of new offices.

  General and administrative expense includes costs associated with facilities leases, furniture and equipment, depreciation, equipment leases, postage and couriers, stationery and supplies, telephone expense, travel expense and other general business expenses. General and administrative expense increased quarterly due to an increase in (i) lease expense related to the growth in the number of branch offices, (ii) postage and courier expense and stationery and supplies expense directly related to the growth in loan origination volume, and (iii) depreciation of furniture and equipment and equipment lease expense required to support the increased number of offices and personnel.

  Interest expense includes interest costs related to the Company's warehouse, aggregation and residual financing facilities and other short-term borrowings, and interest costs related to long-term borrowings secured by the Company's furniture and equipment. Interest expense has increased quarterly due to
(i) increases in the average outstanding balance of the warehouse and aggregation facilities, (ii) increases in long-term borrowings, and (iii) residual financing obtained in connection with the Company's February 1997 securitization.

  Advertising and promotion expense primarily reflects the cost of the Company's direct-mail marketing and, to a lesser extent, other promotional costs associated with loan origination activities. Advertising and promotion expense increased quarterly primarily due to an increase in the number of mailings supporting the Company's growth in retail sales offices. Total mailings were approximately 250,000, 720,000, 1.6 million, 1.9 million and 2.8 million for the first, second, third and fourth quarters of 1996 and the first quarter of 1997, respectively.

  Servicing expense reflects initial setup fees, monthly sub-servicing costs and other fees paid to Advanta. Servicing expense increased quarterly due primarily to the growth in loan origination volume.

  Professional expenses include legal expenses, accounting fees and other consulting costs. Professional expenses increased quarterly due to (i) increased legal fees required to support the increased lending activity,
(ii) increased accounting fees resulting from the growth of the Company and relating to the Company's initial securitization, and (iii) consulting costs incurred to assist the Company's multi-state licensing efforts and the ongoing development of the Company's quality control and compliance programs.

  The Company incurred net losses of $498,000 and $317,000 for the first and second quarters of 1996, respectively, primarily as a result of the significant costs associated with the startup of operations. The Company recorded net earnings of $294,000, $1.9 million and $2.3 million for the third and fourth quarters of 1996 and the first quarter of 1997, respectively, as the growth in loan origination volume and related loan sales activities resulted in increasing levels of revenue from gain on sale of loans and interest income.

LIQUIDITY AND CAPITAL RESOURCES

  The Company requires access to short-term warehouse and aggregation credit facilities in order to fund loan originations and purchases pending the pooling and sale of such loans. The Company currently has an $85 million warehouse line of credit led by First Bank which expires in May 1998 and has received a commitment letter from First Bank proposing an increase in the Company's warehouse line limit to $150 million subject to the completion of the Offering. The Company intends to agree to such proposal upon the closing of the Offering. The Company utilizes the First Bank warehouse line to finance the actual funding of its loan originations and purchases. The Company also has a $175 million aggregation facility with Salomon, which is subject to renewal by Salomon on a monthly basis. After loans are funded by the Company utilizing the First Bank warehouse line and all loan documentation is complete, the loans are transferred to the Salomon aggregation facility, generally within 15 days after funding, where they are held until a loan sale is completed. The First Bank warehouse line is generally paid down upon the transfer of loans to the Salomon aggregation facility. The Salomon aggregation facility, and in some cases the First Bank warehouse line, are paid down with the proceeds of loan sales and securitizations. The Company expects to add new credit facilities, as well as renew and expand its existing credit facilities, in order to finance its growing levels of loan production.

  The Company also has a residual financing agreement with Salomon pursuant to which Salomon will provide the Company with financing upon the Company's retention of residual interests in securitizations on which Salomon is the lead underwriter. The amount of residual financing provided by Salomon upon each securitization is determined pursuant to a formula set forth in the agreement and, in the event of a change in the variables utilized by Salomon in determining such financing amount, the Company may be required to repay some or all of any residual financing balance outstanding. The Company will need to add new credit facilities, as well as renew and expand this credit facility in order to finance future securitization transactions.

  The Company's business requires substantial cash to support its operating activities and growth plans. The Company's growing negative operating cash flow position is primarily a function of its securitization strategy and rapid growth. The Company records a residual interest in securitization and recognizes a gain on sale when it effects a securitization, but only receives the cash representing such gain over the life of the loans securitized. In order to support its loan origination, purchase and securitization programs, the Company is required to make significant cash investments that include the funding of: (i) fees paid to brokers and correspondents in connection with generating loans through wholesale and correspondent lending activities; (ii) fees and expenses incurred in connection with the securitization and sale of loans including over-collateralization requirements for securitization; (iii) commissions paid to sales employees to originate loans; (iv) the difference between the amount funded per loan and the amount advanced under its current warehouse facility; and (v) income tax payments arising from the recognition of gain on sale of loans. The Company also requires cash to fund ongoing operating and administrative expenses, including sub-servicing expenses incurred in the servicing of the Company's loans, capital expenditures and debt service. The Company's sources of operating cash flow include:

(i) the premium advance component of the Salomon aggregation facility; (ii) premiums obtained in whole loan sales; (iii) mortgage origination income and fees; (iv) interest income on loans held for sale; (v) excess cash flow from securitization trusts; and (vi) cash servicing income. As a result of its strategy to significantly grow its loan origination, purchase and securitization programs, the Company expects that its operating uses of cash will substantially exceed its operating sources of cash. This gap will continue to increase to the extent that the Company's securitization volumes increase, whether due to increased volumes of loan production or as a result of a continued shift towards securitization in its loan sales mix. However, the Company believes that its cash flow profile will improve over time as its rate of loan production growth moderates and the balance of its residual interests and the size of its servicing portfolio increases.

  The Company intends to rely on credit facilities and undertake capital markets financings in order to generate funds to finance the negative cash flow generated by its operations, securitization and growth plans. The Company's current credit facilities include: (i) the First Bank warehouse line; (ii) the Salomon aggregation facility; (iii) the Salomon residual financing facility; and (iv) $5.0 million of long-term secured and unsecured credit facilities with First Bank.

  First Bank has expanded participation in the $85 million warehouse line facility to include Guaranty Federal Bank, F.S.B. As of March 31, 1997, the Company's outstanding balance under the warehouse line was $65.8 million. The facility provides for an advance rate equal to the lesser of 97% of the principal balance of loans originated or purchased, or 97% of the acquisition price and a rate of interest equal to the one-month LIBOR plus 1.50%. The availability of funds under this facility is subject to the Company's continued compliance with certain operating and financial covenants, including
(i) leverage covenants based on the ratio of outstanding borrowings to net worth, (ii) cash covenants requiring minimum liquidity at each month end equal to $1.5 million, (iii) restrictions on changes in the Company's business, (iv) restrictions on selling any asset other than in the ordinary course of business and (v) restrictions on additional financing or guaranteeing the debt obligation of any other entity without prior approval.

  The Salomon aggregation facility provides for the financing of up to $175 million in loans originated or purchased by the Company at an advance rate equal to the lesser of market value as determined by Salomon, or 105% of the principal balance of the loans and a rate of interest generally equal to the one-month LIBOR plus 1.25%. As of March 31, 1997, amounts payable by the Company under this aggregation facility were $44.7 million. The Salomon residual financing facility provides for the financing of an amount calculated pursuant to a formula set forth in the agreement based on the amount of residual interests retained by the Company in a covered securitization and a rate of interest equal to the one-month LIBOR plus 1.25%. No significant financial or operating covenants have been imposed by Salomon in connection with the aggregation or residual financing facilities. In November 1996, the Company commited to provide Salomon with a first right to purchase whole loans from the Company and/or to have Salomon lead underwrite loans sold through securitization by the Company in an aggregate amount of $500 million. In May 1997 the Company fulfilled all such volume commitments to Salomon.

  The Company has a discretionary, non-revolving $2.5 million line of credit with an affiliate of First Bank secured by the Company's furniture and equipment. Advances under this facility are made periodically at the discretion of the lender, and bear interest at a fixed rate established at the time of each advance for a term of three years. As of March 31, 1997, amounts payable under this facility were $1.9 million, and the weighted average interest rate was 9.0%.

  In March 1997, the Company established a $2.5 million unsecured line of credit with First Bank for working capital purposes and has received a commitment letter from First Bank proposing an increase in the Company's working capital line to $5.0 million upon the completion of the Offering. The Company intends to agree to such proposal upon the closing of the Offering. As of March 31, 1997, amounts payable under this facility were $1.25 million and the interest rate was 10.25%. Outstanding balances under this line of credit bear interest at a variable rate 1.75% above First Bank's "reference rate" plus 1.75%, which, at March 31, 1997, was 8.5%, and funds may be borrowed on a revolving basis. The working capital facility is subject to the same covenants as the warehouse line and has the same expiration date. As a sublimit under the working capital line of credit, First Bank has provided the Company with a $1.2 million letter of credit required by the landlord under the lease on the Company's new executive and administrative offices. See "Business-- Properties."

  The Company anticipates that the net proceeds from the Offering, together with the funds available under its credit facilities, will be sufficient to fund its operations for the next 12 months, if the Company's future operations are consistent with management's expectations. If more favorable advance rates are arranged on warehouse facilities, aggregation facilities, or residual financing, or more funds are made available under the furniture and equipment financing facility or working capital line, or if the Company increases the percentage of sales through whole loan transactions, the timing of additional liquidity needs would be extended. In the event the Offering is not consummated, however, the Company would have to arrange alternative financing, and possibly increase the amount of loans sold through whole loan transactions to maintain adequate liquidity.

INCOME TAXES

  The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ACCOUNTING CONSIDERATIONS

  In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FASB 125), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB 125 is generally effective for transactions that occur after December 31, 1996, and it is to be applied prospectively. FASB 125 will require the Company to allocate its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities and the portion retained (the residual interests) based on the relative fair values of those portions on the date of sale. The pronouncement requires the Company to account for residual interests as "held-for-trading" securities which are to be recorded at fair value in accordance with SFAS No. 115. The Company adopted FASB 125 on January 1, 1997 and there was no material impact on the Company's financial position or results of operations.

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (FASB No. 128), "Earnings Per Share." FASB No. 128 supersedes APB Opinion No. 15 (APB No. 15), "Earnings Per Share" and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicy held common stock or potential common stock. FASB No. 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee (IASC). It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

  Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB No. 15.

  FASB No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior-period EPS data presented shall be restated to conform with FASB No. 128. The Company has determined that this statement will increase the earnings per share computation under basic EPS as compared to primary EPS.

  FASB No. 129, "Disclosure of Information about Capital Structure," is effective for financial statements for periods ending after December 15, 1997. It is not expected that the issuance of FASB No. 129 will require significant revision of prior disclosures since the Statement lists required disclosures that had been included in a number of previously existing separate statements and opinions.

                                   BUSINESS

  This Prospectus may contain forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed in "Risk Factors."

GENERAL

  New Century is a specialty finance company engaged in the business of originating, purchasing, selling and servicing subprime mortgage loans secured primarily by first mortgages on single family residences. The Company originates loans through its Wholesale and Retail Divisions. From the commencement of lending operations in February 1996 through March 31, 1997, the Company originated and purchased $607.5 million in mortgage loans. The Company's loan originations and purchases have grown from $4.3 million for the first quarter of 1996 to $250.6 million for the first quarter of 1997. The Company's principal strategy is to continue to increase loan originations through geographic expansion, high levels of service to brokers through its Wholesale Division and increased consumer marketing through its Retail Division. New Century has also implemented a loan sales strategy that includes both securitizations and whole loan sales in order to advance the Company's goal of enhancing profitability while managing cash flows.

  The Company's borrowers generally have substantial equity in the property securing the loan, but have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. The Company's borrowers also include individuals who, due to self-employment or other circumstances, have difficulty verifying their income, and individuals who prefer the prompt and personalized service provided by the Company. These types of borrowers are generally willing to pay higher loan origination fees and interest rates than those charged by conventional lending sources. Because these borrowers typically use the proceeds of the Company's loans to consolidate and refinance debt and to finance home improvements, education and other consumer needs, the Company believes that its loan volume will be less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending. Although the Company's underwriting guidelines include five levels of credit risk classification, approximately 54.1% of the principal balance of the loans originated and purchased by the Company in 1996 were to borrowers within the Company's two highest credit grades. One important consideration in underwriting subprime loans is the nature and value of the collateral securing the loans. The Company believes that the amount of equity present in the real estate securing its loans, together with the fact that approximately 88.2% of its loans originated or purchased in the first quarter of 1997 were secured by borrowers' primary residences, mitigates the risks inherent in subprime lending. The average loan-to-value ratio on loans originated and purchased by the Company in 1996 was approximately 71.5%. Approximately 97.3% and 98.4% of the loans originated and purchased by the Company during 1996 and the first quarter of 1997, respectively, were secured by first mortgages, and the remainder of the loans the Company originated and purchased for such periods were secured by second mortgages.

  The Wholesale Division originates loans through independent loan brokers and accounted for $159.1 million, or 63.5%, of the Company's loan production during the first quarter of 1997. As of May 31, 1997, the Wholesale Division originated loans through its three regional operating centers located in Southern California, Northern California and Chicago and through 23 additional sales offices located in 15 states. The Company believes that it has been successful in penetrating the broker market by providing prompt, consistent service, which includes (i) utilizing experienced subprime underwriting personnel to evaluate the specific characteristics of each loan application,
(ii) issuing a conditional loan approval or denial promptly, generally within 24 hours after receipt of an application from a broker, (iii) utilizing teams of account executives in the field and account managers in the office to actively assist brokers in completing approved transactions, (iv) providing brokers with access to the Company's decision-making personnel, (v) locating Company personnel in geographic proximity to their broker customers,
(vi) avoiding the imposition of unnecessary conditions on loan approvals, and
(vii) consistently funding loans in accordance with the approved terms, generally within 15 to 20 days following conditional approval.

  The Retail Division originates loans through the direct solicitation of borrowers and accounted for $74.4 million, or 29.7%, of the Company's loan production during the first quarter of 1997. As of May 31, 1997, the Retail Division originated loans through a network of 15 sales offices located in California and 25 sales offices located in 15 other states. The Company's retail marketing includes high-volume targeted direct mail and more traditional marketing activities conducted by retail loan officers, who seek to identify potential borrowers through referral sources as well as individual sales efforts. By creating a direct relationship with the borrower, retail lending creates a more sustainable loan origination franchise and provides the Company with greater control over the lending process. The Company also receives the origination fees paid by the borrower on loans originated through the Retail Division, which offsets the higher costs of retail lending and may contribute to increased profitability and cash flow.

  The Company began purchasing closed loans from other mortgage bankers and financial institutions ("correspondents") in late 1996. In early 1997, the Company expanded this program to include the purchase of small, bulk packages of loans from correspondents. Correspondent purchases totaled $17.1 million, or 6.8%, of the Company's total loan production during the first quarter of 1997. Purchasing closed loans through the Correspondent Program allows the Company to supplement its own loan production with limited overhead expenses. Loans purchased by the Company under the Correspondent Program must be originated in accordance with the Company's underwriting guidelines and currently all such loans are re-underwritten by the Company prior to purchase. By focusing on the purchase of individual loans on a flow basis and small bulk purchases, the Company believes that its Correspondent Program complements its existing marketing efforts to brokers and enables the Company to increase loan production on a cost-effective basis. The Company plans to expand its Correspondent Program through marketing efforts by its broker account executives and through targeted marketing to selected financial institutions and mortgage bankers.

  The Company's seven senior executives have substantial mortgage banking experience and have previously directed the national expansion of several conventional and subprime mortgage companies. The senior management team has broad and complementary skills, including expertise in subprime originations, subprime underwriting, loan administration, servicing and collections, secondary marketing, capital markets, finance, legal/regulatory affairs and public company management. Furthermore, the Company's current underwriters have an average of 10 years of subprime mortgage lending experience and all loans presently require two underwriting approvals. The experience of its underwriting personnel allows the Company to exercise flexibility within its underwriting process based on the specific characteristics of each loan application. In addition, all appraisals are reviewed by qualified Company personnel or a qualified appraiser retained by the Company. Along with its thorough underwriting process, the Company maintains strong corporate controls throughout the lending process, including subjecting all loans to a series of pre- and post-funding audits to verify the accuracy of the loan application data and to assure compliance with the Company's underwriting policies, procedures and guidelines. The Company believes that its underwriting and review processes provide the necessary support to continue the Company's rapid loan origination growth while maintaining loan quality.

  New Century sells its mortgage loans through securitizations as well as through bulk sales of whole loans to institutional purchasers. During 1996, the Company sold $298.7 million of loans through whole loan sales transactions at a weighted average sales price equal to 105.0% of the original principal balance of the loans sold. As of May 31, 1997, the Company has securitized $228.4 million of its mortgage loans through two securitization transactions. Each of these securitizations has been credit enhanced by an insurance policy provided through a monoline insurance company allowing the senior certificates in the related trusts to receive ratings of "AAA" from Standard & Poor's Ratings Services and "Aaa" from Moody's Investors Service, Inc. The Company intends to securitize a majority of its loans while continuing to sell a substantial portion of its loans through whole loan sale transactions.

  Until February 1997, the Company sold all of its loan production on a servicing-released basis. Starting with its first securitization in February 1997, the Company has retained the servicing rights on the loans sold through its securitizations. While retaining servicing rights as the master servicer on the securitized loans, the Company currently outsources its servicing to Advanta. This strategy has allowed the Company to focus its own management efforts and capital investments on expanding loan production and developing related loan processing, secondary marketing and administrative operations. Advanta currently conducts all of the Company's servicing operations, including interim servicing on loans held for sale, interim servicing of loans sold to whole loan purchasers pending a servicing transfer and servicing on loans for which the servicing rights are retained by the Company through securitization. As of March 31, 1997, the Company's servicing portfolio consisted of 3,110 loans with an aggregate principal balance of approximately $346.4 million, of which 999 loans with an aggregate principal balance of $112.2 million were held for sale and serviced on an interim basis, 1,256 loans with an aggregate principal balance of $136.4 million were serviced on an interim basis for the whole loan purchasers thereof and 855 loans with an aggregate principal balance of $97.8 million had been securitized. The Company intends to develop its own servicing capability in the future in order to manage the servicing relationship with its borrowers and oversee the performance of its loans more directly. See "Recent Developments--Comerica Investment and Strategic Relationship."

GROWTH AND OPERATING STRATEGIES

  Increasing Growth of Retail Production. The Company will emphasize the growth of retail loan production during 1997 through geographic expansion and increased consumer marketing efforts. The Company has opened 20 retail sales offices during the first five months of 1997 and intends to open 10 or more additional retail sales offices during the remainder of 1997. The Company targets markets for expansion based on demographics and its ability to recruit sales office managers and other qualified personnel in particular markets. The expansion costs for new sales offices are generally mitigated by leasing short-term executive suite space until revenues are generated by the office, at which time the Company leases permanent space. Controlling the costs of expansion permits the Company to enter and, if necessary, exit new geographic markets quickly with limited financial impact. The Company intends to coordinate the opening of each new retail sales office with direct mail advertising with the goals of generating revenues for each such office within 60 to 90 days after opening and achieving break-even operations within five to eight months. The Company's geographic expansion plans require additional capital and human resources and there can be no assurance the Company will successfully implement its expansion plans. See "Risk Factors--Ability to Sustain Growth and Rapid Geographic Expansion." The Company also intends to increase its consumer marketing, which includes the use of direct mail, a loans-by-mail program and more traditional marketing methods, such as referrals and individual loan officer sales efforts. The Company has increased the number of targeted direct mail pieces to retail borrowers from approximately 750,000 mailers in January 1997 to approximately 1.4 million mailers in May 1997 and intends to increase the number of targeted direct mail pieces to over 2 million per month by the end of 1997. See "Business-- Marketing."

  Continuing Growth of Wholesale Production. The Company will continue the growth of its Wholesale Division, primarily through geographic expansion and greater penetration in existing markets by providing continued high levels of service to brokers. The Company intends to continue its geographic expansion through the development of lending operations in the Southeast and Northeast regions of the country. In connection with its expansion, the Company plans to open 5 or more additional wholesale sales offices in markets surrounding the Company's existing and planned regional operations centers and to increase the total number of account executives from 42 as of May 31, 1997 to approximately 80 by the end of 1997. The Company has developed its National Call Center, a centralized telemarketing group that contacts mortgage brokers in areas where New Century does not currently have a wholesale sales office, to expand into new markets. The Company intends to target markets where the National Call Center program is particularly successful for the opening of new wholesale sales offices. The Company's geographic expansion plans require additional capital and human resources and there can be no assurance the Company will successfully implement its expansion plans. See "Risk Factors--Ability to Sustain Growth and Rapid Geographic Expansion."

  The Company believes that providing prompt, consistent service is the reason for its success with wholesale brokers. As a result, management has created a customer service oriented culture at the Company. By providing a high level of service, the Company seeks to maximize the number of potential loans closed in the short term and establishes the basis for repeat business, referrals and other future lending opportunities. The Company expects to improve service to brokers by (i) regionalizing certain wholesale operational support activities, (ii) continuing improvements in the Company's computer and other support systems, which are expected to improve the Company's speed, efficiency and consistency in processing loan applications, and (iii) expanding product offerings to provide brokers with a broader selection of borrowing alternatives for their customers.

  Enhancing Profitability while Managing Cash Flow. New Century has implemented a loan sales strategy that includes both securitizations and whole loan sales in order to advance the Company's goal of enhancing profits while managing cash flows. Loan sales through securitizations permit the Company to enhance operating profits and to benefit from future cash flows generated by the residual interests retained by the Company. Whole loan sale transactions enable the Company to generate current cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining residual interests. The Company's strategy is to enhance earnings by securitizing loans with characteristics which the securitization market considers most favorable. At the same time, the Company seeks to enhance earnings and cash flows from whole loan sales by tailoring the composition of its whole loan pools to meet the investment preferences of specific buyers. The Company may in the future increase or decrease the percentage of loans sold through securitizations based on economic conditions, secondary market conditions and available financial resources.

  The Company manages its cash flows in several ways, including selling a significant portion of its loans through whole loan sales which result in the receipt of cash gains at the time of sale. The Company also manages its cash flow through the use of a variety of funding sources, including the receipt of advance rates in excess of par on its loan aggregation facility and borrowing against the value of the residual interests received in its securitization. The residual interests retained by the Company constitute an investment which the Company believes will provide attractive investment returns and future cash flow. Further, the Company believes that its cash flow profile will improve over time as its rate of loan production growth moderates and the balance of its residual interests and the size of its servicing portfolio increases. The Company continually evaluates different securitization and financing strategies which may improve its profitability and/or cash flow position.

  Regionalizing Operations and Incentivizing Performance. New Century is implementing a strategy of regionalizing operations support, which will place Company decision makers closer to local brokers, enable the Company to refine its procedures to reflect local market practices and conditions and enable the Company to provide a higher level of service to brokers. The Company's compensation structure, which includes stock options and cash incentives based on both loan volume and loan quality for a large number of key employees, incentivizes its personnel to achieve the Company's performance goals. The Company believes its compensation structure also enables it to attract and retain key employees. In addition, the Company believes that its operations support compensation structure and the experience of its senior management, underwriting personnel and many members of its support staff, together with their ability to recruit and retain additional qualified personnel, provide fundamental support for the Company's growth and operating strategies.

  Expanding Product Offerings. The Company frequently reviews its products and pricing for competitiveness and introduces new products to meet the needs of its borrowers, brokers and correspondents. The Company recently commenced loan originations through its Alternative Mortgage Products Division which offers loans to borrowers meeting conventional mortgage lending standards and offers a broad selection of second mortgage products, including loans with loan-to-value ratios of up to 125% for borrowers with good credit histories. The Company believes that offering these high loan-to-value products is beneficial to the Company because a number of its competitors are offering such products and they generate fee-based cash income for the Company. The Company also believes that these mortgage products will enable the Company to increase loan production from brokers and correspondents who have customers seeking such products and from borrowers identified through the Company's retail marketing whose needs are not satisfied by the mortgage products offered by the Retail Division. The Alternative Mortgage Products Division maintains separate underwriting and loan processing staffs and the Company expects that the mortgage loans originated through its Alternative Mortgage Products Division will be sold by the Company on a broker or correspondent basis, rather than through securitizations or servicing-retained sales. Finally, the Company is evaluating the introduction of other categories of consumer loans to its product offerings, thereby expanding its consumer base and diversifying its product mix.

MARKETING

  Retail Division. The Company emphasizes high-volume targeted direct mail but also uses a variety of other marketing activities to attract borrowers for the Retail Division. Using its database screening, the Company selects the potential customers to whom it sends direct mail. The Company's database screening involves a detailed marketing analysis intended to identify current homeowners who are likely to be qualified candidates for the Company's loan products. Factors considered by the Company in identifying homeowners for its mailing list include the length of time the homeowner has owned the home and the individual's credit profile. Longer periods of homeownership increase the likelihood that the homeowner has substantial equity in the home and will satisfy the Company's loan-to-value requirements. Aspects of an individual's credit profile, such as credit problems, limited credit history and prior borrowings from consumer finance companies, also indicate that the individual is a likely candidate for the Company's loan programs.

  The Company tracks the success of its marketing efforts and regularly assesses the accuracy of its database screening in identifying likely candidates for its products. By limiting the mailing of direct mail pieces to likely borrowers, the Company believes it more efficiently utilizes its marketing expenditures. The Company has increased the number of targeted direct mail pieces to retail borrowers from approximately 750,000 mailers in January 1997 to approximately 1.4 million mailers in May 1997 and intends to increase the number of targeted direct mail pieces to over 2 million per month by the end of 1997.

  Under the Company's recently initiated loans-by-mail program, the Company utilizes its direct marketing methodology in markets where the Company does not currently maintain a sales office. The Company will target markets where the loans-by-mail program is particularly successful for the opening of new retail sales offices. The Company also will continue to emphasize retail loan generation through more traditional marketing methods, such as referrals and individual loan officer sales efforts, and intends to provide each sales office with an increased promotional budget to support these activities. In addition, the Company has initiated an "outbound" telemarketing strategy to augment the lead generation capabilities of direct marketing and is evaluating television and radio advertising.

  Wholesale Division. The Company's wholesale marketing strategy is focused on the sales efforts of its account executives, supported by the Company's commitment to providing prompt, consistent service to brokers and their customers. The Company expects that its growth in wholesale originations will stem primarily from increasing the number of account executives, increasing the number of markets served by such account executives and continuing efforts to improve the service provided to brokers and their customers. The Company will utilize the resources of its National Call Center to contact and establish relationships with brokers with whom the Company is not currently doing business in areas New Century has targeted for expansion. To date, the Company has not engaged in mass distribution of loan program information to the broker community, advertised in broker-focused publications or undertaken other similar marketing techniques to reach new brokers, but the Company will utilize some or all of these and other marketing techniques in the future.

LOAN ORIGINATIONS AND PURCHASES

  The Company originates loans primarily through its Wholesale and Retail Divisions and purchases loan through its Correspondent Program. The Wholesale Division originates loans through a network of independent mortgage brokers, the Retail Division solicits loans directly from prospective borrowers and the Correspondent Program purchases loans from mortgage banking and financial institution correspondents that originate, underwrite and fund the loans prior to their sale to the Company. All of the Company's loans are secured by first or second mortgages on one-to-four single family residences.

  Wholesale Division. The Wholesale Division funded $159.1 million in loans, or 63.5% of the Company's total loan production, during the first quarter of 1997. As of May 31, 1997, the Wholesale Division was operating through three regional operating centers located in Southern California, Northern California and Chicago and through 23 additional sales offices located in Arizona, California (3), Colorado, Florida, Georgia, Hawaii, Indiana, Minnesota, Missouri (3), Nevada, New Mexico, Ohio (3), Pennsylvania (2), Texas (2) and Washington, employing a total of 42 account executives. As of March 31, 1997, the Company had approximately 950 approved mortgage brokers and in the first quarter of 1997 originated loans through approximately 500 brokers. During the first quarter of 1997, New Century's 10 largest producing brokers originated approximately 17% of the Company's loans, with the largest broker accounting for approximately 4%.

  In wholesale originations, the broker's role is to identify the applicant, assist in completing the loan application form, gather necessary information and documents and serve as the Company's liaison with the borrower through the lending process. The Company reviews and underwrites the applications submitted by the broker, approves or denies the application, sets the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by the Company, funds the loan. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through the Wholesale Division allows the Company to increase its loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations.

  Loan applications generally are submitted by mortgage brokers to an account executive in one of the Company's sales offices. The application is then forwarded to the closest regional operating center where the loan is logged-in for RESPA and other regulatory compliance purposes, underwritten and, in most cases, conditionally approved or denied within 24 hours of receipt. Because mortgage brokers generally submit individual loan files to several prospective lenders simultaneously, the Company attempts to respond to each application as quickly as possible. If approved, a "conditional approval" will be issued to the broker with a list of specific conditions to be met (for example, credit verifications and independent third-party appraisals) and additional documents to be supplied prior to the funding of the loan. An account manager and the originating New Century account executive will work directly with the submitting mortgage broker to collect the requested information and to meet the underwriting conditions and other requirements. In most cases, the Company funds loans within 15-20 days after approval of the loan application.

  The following table sets forth selected information relating to wholesale loan originations excluding loans purchased through the Company's
Correspondent Program during the periods shown:

                                           FOR THE QUARTER ENDED
                          --------------------------------------------------------
                          MARCH 31, JUNE 30,  SEPTEMBER 30, DECEMBER 31, MARCH 31,
                            1996      1996        1996          1996       1997
                          --------- --------  ------------- ------------ ---------
Principal balance (in
 thousands).............   $2,292   $45,412     $104,392      $135,896   $159,075
Average principal
 balance per loan (in
 thousands).............   $  115   $   123     $    109      $    108   $    107
Combined weighted
 average initial loan-
 to-value ratio.........     71.0%     71.8%        72.0%         70.8%      70.5%
Percent of first
 mortgage loans.........     93.5%     98.0%        97.7%         98.5%      99.4%
Property securing loans:
 Owner occupied.........     95.0%     88.3%        86.9%         88.7%      87.7%
 Non-owner occupied.....      5.0%     11.7%        13.1%         11.3%      12.3%
Weighted average
 interest rate:
 Fixed-rate.............      9.8%     10.2%        10.8%         10.5%      10.0%
 ARMs...................      8.3%      9.4%         9.2%          9.4%       9.4%
 Margin--ARMs...........      5.7%      6.9%         7.0%          7.1%       7.1%

  Retail Division. During the first quarter of 1997, the Company originated $74.4 million in loans, or 29.7% of its total loan production, through its Retail Division. As of May 31, 1997, the Retail Division employed 134 retail loan officers, located in 40 sales offices in Arizona (3), California (15), Colorado, Hawaii (2), Illinois (2), Kansas, Minnesota (2), Missouri (3), Nevada, New Mexico, Ohio (3), Oregon, Pennsylvania (2), Utah, Washington and Wisconsin. By creating a direct relationship with the borrower, retail lending provides a more sustainable loan origination franchise and greater control over the lending process while generating loan origination fees to offset the higher costs of retail lending, which contributes to profitability and cash flow.

  In connection with the Company's direct mail activities, the Company's database screening activities are directed by a centralized staff who create a targeted mailing list for each geographic market and oversee the completion of mailings by a third party mailing vendor. All calls or written inquiries from potential borrowers which result from the mailings are received at a centralized location, where the Company's telemarketing staff interviews the borrower, makes a preliminary evaluation of the borrower's credit and the value of the collateral property and refers qualified leads to loan officers in the retail sales office closest to the borrower. Under the loans-by-mail program, the qualified leads are referred to a centralized staff of loan officers who utilize document and signing services to exchange documentation with the borrower.

  The following table sets forth selected information relating to retail loan originations during the periods shown:

                                           FOR THE QUARTER ENDED
                          -------------------------------------------------------
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, MARCH 31,
                            1996      1996       1996          1996       1997
                          --------- -------- ------------- ------------ ---------
Principal balance (in
 thousands).............   $2,001    $7,120     $18,956      $38,410     $74,384
Average principal
 balance per loan (in
 thousands).............   $  105    $   82     $    81      $    95     $   108
Combined weighted
 average initial loan-
 to-value ratio.........     74.2%     70.0%       71.8%        72.3%       72.4%
Percent of first
 mortgage loans.........    100.0%     93.6%       91.9%        94.6%       95.7%
Property securing loans:
 Owner occupied.........    100.0%     92.0%       92.7%        93.9%       90.0%
 Non-owner occupied.....      --        8.0%        7.3%         6.1%       10.0%
Weighted average
 interest rates:
 Fixed-rate.............      9.7%     10.4%       10.3%        10.0%        9.7%
 ARMs...................      9.7%      9.2%        9.3%         8.9%        8.4%
 Margin--ARMs...........      5.6%      6.6%        6.8%         7.0%        7.0%

  Correspondent Program. The Company began purchasing closed loans from other mortgage bankers and financial institutions through its Correspondent Program in late 1996. In early 1997, the Company expanded this program to include the purchase of small, bulk packages of loans from correspondents. Correspondent purchases totaled $17.1 million, or 6.8%, of the Company's total loan production during the first quarter of 1997. Purchasing closed loans through the Correspondent Program allows the Company to supplement its own loan production with limited overhead expenses. Loans purchased by the Company under the Correspondent Program must be originated in accordance with the Company's underwriting guidelines and all such loans are currently re-underwritten by the Company prior to purchase. By focusing on the purchase of individual loans on a flow basis and small bulk purchases, the Company believes that its Correspondent Program complements its existing marketing efforts to brokers and enables the Company to increase loan production on a cost-effective basis. The Company plans to expand its Correspondent Program through marketing efforts by its broker account executives and through targeted marketing to selected financial institutions and mortgage bankers.

  The Company reviews an application for approval from each lender seeking to participate in the Correspondent Program. The Company analyzes the mortgage banker's underwriting guidelines and financial condition, including its licenses and financial statements. New Century requires each mortgage banker to enter into a purchase and sale agreement with customary representations and warranties regarding the loans such mortgage banker will sell to the Company, thereby providing the Company with representations and warranties that are comparable to those given by the Company to its loan purchasers.

PRODUCT TYPES

  General. The Company offers both fixed-rate and adjustable-rate loans, as well as loans with an interest rate that is initially fixed for a period of time and subsequently converts to an adjustable-rate. Most of the ARMs originated by the Company are offered at a low initial interest rate, sometimes referred to as a "teaser" rate. At each interest rate adjustment date, the Company adjusts the rate, subject to certain limitations on the amount of any single adjustment, until the rate charged equals the fully indexed rate. There can be no assurance, however, that the interest rate on these loans will reach the fully indexed rate if the loans are pre-paid or in cases of foreclosure. The Company's borrowers fall into five subprime risk classifications and products are available at different interest rates and with different origination and application points and fees depending on the particular borrower's risk classification (see "Business--Underwriting Standards"). Borrowers may choose to increase or decrease their interest rate through the payment of different levels of origination fees and many of the Company's fixed-rate borrowers, in particular, choose to "buy down" their interest rate through the payment of additional origination fees. The Company's maximum loan amounts are generally $500,000 with a loan-to-value ratio of up to 85%. The Company does, however, offer larger loans with lower loan-to-value ratios on a case-by-case basis, and also offers products that permit a loan-to-value ratio of up to 90% for selected borrowers with a Company risk classification of "A+." Loans originated or purchased by the Company in 1996 had an average loan amount of approximately $105,666 and an average loan-to-value ratio of approximately 71.5%. Unless prohibited by state law or otherwise waived by the Company upon the payment by the related borrower of higher origination fees and a higher interest rate, the Company generally imposes a prepayment penalty on the borrower. Approximately 66.2% of the loans the Company originated or purchased during the first quarter of 1997 provided for the payment by the borrower of a prepayment charge in limited circumstances on certain full or partial prepayments.

  Alternative Mortgage Products Division. The Company frequently reviews its products and pricing for competitiveness and introduces new products to meet the needs of its borrowers, brokers and correspondents. The Company recently commenced loan originations through its Alternative Mortgage Products Division which offers loans to borrowers meeting conventional mortgage lending standards and also offers a broad selection of second mortgage products, including loans with loan-to-value ratios of up to 125% for borrowers with good credit histories. The Alternative Mortgage Products Division maintains separate underwriting and loan processing staffs and the Company expects that the mortgage loans originated through its Alternative Mortgage Products Division will be sold by the Company on a broker or correspondent basis, rather than through securitizations or servicing-retained sales. The Company is evaluating the introduction of certain other categories of consumer loans to its product offerings, thereby expanding its consumer base and diversifying its product mix.

UNDERWRITING STANDARDS

  New Century originates or purchases its mortgage loans in accordance with the underwriting criteria (the "Underwriting Guidelines") described below. The loans the Company originates or purchases generally do not satisfy conventional underwriting standards, such as those utilized by the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"); therefore, the Company's loans are likely to result in rates of delinquencies and foreclosures that are higher, and may be substantially higher, than those rates experienced by portfolios of mortgage loans underwritten in a more traditional manner. The Underwriting Guidelines are intended to evaluate the credit history of the potential borrower, the capacity of the borrower to repay the proposed loan, the value of the security property and the adequacy of such property as collateral for the proposed loan. Based upon the underwriter's review of the loan application and related data and application of the Underwriting Guidelines, the loan terms, including interest rate and maximum loan-to-value, are determined.

  The Company utilizes only experienced underwriters and the Company's chief credit officer (the "Chief Credit Officer") must approve the hiring of all underwriters, including those located in the regional operations centers. The Company's underwriters are required to have had either substantial subprime underwriting experience with a consumer finance company or other subprime lender or substantial experience with the Company in other aspects of the subprime mortgage finance industry before becoming part of the Company's underwriting department. As of March 31, 1997, the Company employed 17 underwriters with an average of 10 years of subprime mortgage lending experience. All underwriters participate in ongoing training, including regular supervisory critiques of each underwriter's work. The Company believes that its experienced underwriting personnel have the ability to analyze the specific characteristics of each loan application and make appropriate credit judgments. In addition, the Company believes that by effectively employing its training program, its underwriters efficiently review and evaluate loan packages while understanding and adhering to the Company's Underwriting Guidelines.

  Underwriters are not given approval authority until their work has been reviewed by the Chief Credit Officer for a period of time and deemed satisfactory. Thereafter, the Chief Credit Officer re-evaluates the authority levels of all underwriting personnel on an ongoing basis. All approved loans currently require a second underwriting approval. The Company believes that these controls and procedures constitute an important part of the Company's infrastructure and commitment to loan quality.

  On a case-by-case basis, exceptions to the Underwriting Guidelines are made where compensating factors exist. For example, it may be determined that an applicant warrants a risk category upgrade, a debt service-to-income ratio exception, a pricing exception, a loan-to-value exception or an exception from certain requirements of a particular risk category (collectively called an "upgrade" or an "exception"). An upgrade or exception may generally be allowed if the application reflects certain compensating factors, among others: low loan-to-value; a maximum of one 30-day late payment on all mortgage loans during the last 12 months; stable employment or ownership of the current residence for five or more years; and above average physical condition of the property securing the loan. An upgrade or exception may also be allowed if the applicant places a down payment through escrow of at least 20% of the purchase price of the mortgaged property, or if the new loan reduces the applicant's monthly aggregate mortgage payment by 25% or more. Accordingly, certain mortgagors may qualify in a more favorable risk category than would apply in the absence of such compensating factors. In limited circumstances, the underwriters may exercise judgment to make exceptions to the Underwriting Guidelines where no compensating factors exist.

  Each loan applicant completes an application that includes information with respect to the applicant's liabilities, income, credit history, employment history and personal information. The Underwriting Guidelines require a credit report on each applicant from a credit reporting company. The report typically contains information relating to such matters as credit history with local and national merchants and lenders, installment debt payments and any record of defaults, bankruptcies, repossessions or judgments. All mortgaged properties are appraised by qualified independent appraisers prior to funding of the loan. Such appraisers inspect and appraise the subject property and verify that it is in acceptable condition. The Company requires that all mortgaged properties be in at least "average" condition. Following each appraisal, the appraiser prepares a report that includes a market value analysis based on recent sales of comparable homes in the area and, when deemed appropriate, replacement cost analysis based on the current cost of constructing a similar home. All appraisals are required to conform to the Uniform Standards of Professional Appraisal Practice adopted by the Appraisal Standards Board of the Appraisal Foundation and are generally on forms acceptable to FNMA and FHLMC. The Underwriting Guidelines require a review of the appraisal by a qualified employee of the Company or by a qualified appraiser retained by the Company.

  The Underwriting Guidelines include three levels of applicant documentation requirements, referred to as the "Full Documentation," "Limited Documentation" and "Stated Income Documentation" programs. Under each of the programs, the Company reviews the applicant's source of income, calculates the amount of income from sources indicated on the loan application or similar documentation, reviews the credit history of the applicant, calculates the debt service-to-income ratio to determine the applicant's ability to repay the loan, reviews the type and use of the property being financed, and reviews the property. In determining the ability of the applicant to repay the loan, the Company's underwriters use (i) a qualifying rate that is equal to the stated interest rate on fixed-rate loans, (ii) the initial interest rate on loans which provide for two or three years of fixed payments before the initial interest rate adjustment or (iii) one percent above the initial interest rate on other adjustable-rate loans. The Underwriting Guidelines require that mortgage loans be underwritten in a standardized procedure which complies with applicable federal and state laws and regulations and requires the Company's underwriters to be satisfied that the value of the property being financed, as indicated by an appraisal and a review of the appraisal, currently supports the outstanding loan balance. In general, the maximum loan amount for mortgage loans originated under the programs is $500,000; however, larger loans may be approved on a case-by-case basis. The Underwriting Guidelines permit one-to-four-family residential property loans to have loan-to-value ratios at origination of generally up to 80%, or up to 90% for borrowers in the Company's highest credit grade categories, depending on, among other things, the purpose of the mortgage loan, a borrower's credit history, repayment ability and debt service-to-income ratio, as well as the type and use of the property. With respect to mortgage loans secured by mortgaged properties acquired by a borrower under a "lease option purchase," the loan-to-value of the related mortgage loan is based on the lower of the appraised value at the time of origination of such mortgage loan or the sale price of the related mortgaged property if the "lease option purchase price" was set less than six months prior to origination. If the "lease option purchase price" was set six months or more prior to origination, the loan-to-value is based on the appraised value at the time of origination.

  Under the Full Documentation program, applicants generally are required to submit two written forms of verification of stable income for at least twelve months. Under the Limited Documentation program, one such form of verification is required for twelve months. Under the Stated Income Documentation program, an applicant may be qualified based upon monthly income as stated on the mortgage loan application if the applicant meets certain criteria. All the foregoing programs require that with respect to salaried employees there be a telephone verification of the applicant's employment. Verification of the source of funds required to be deposited by the applicant into escrow in the case of a purchase money loan is generally required under the Full Documentation program guidelines and on all purchase loans where the loan-to-value ratio is greater than 70%. No such verification is required under any of the programs where the loan-to-value ratio is less than 70%.

  The Company's categories and criteria for grading the credit history of potential borrowers is set forth in the table below. Generally, borrowers in lower credit grades are less likely to satisfy the repayment obligations of a mortgage loan and, therefore, are subjected to more stringent underwriting criteria and more limited loan-to-value ratios and are charged higher interest rates and loan origination fees. Loans made to lower credit grade borrowers, including credit-impaired borrowers, entail a higher risk of delinquency and may result in higher losses than loans made to borrowers who use conventional mortgage sources. The Company believes that the amount of equity present in the collateral securing its loans generally mitigates these risks.

                          UNDERWRITING GUIDELINES(1)

                           A+ RISK      A- RISK       B RISK       C RISK      C- RISK
                         ------------ ------------ ------------ ------------ ------------
Existing mortgage
 history................ Maximum one  Maximum      Maximum four Unlimited    Unlimited
                         30-day late  three 30-day 30-day late  number of    30- and 60-
                         payment and  late         payments and 30- and 60-  day late
                         no 60-day    payments and one 60-day   day late     payments and
                         late         no 60-day    late payment payments and a maximum of
                         payments     late         within last  maximum of   two 90-day
                         within last  payments     12 months if two 90-day   late
                         12 months;   within last  LTV is 75%   late         payments and
                         must be      12 months if or less; no  payments     one 120-day
                         current at   LTV is 75%   60-day late  within last  late payment
                         application  or less; two payments if  12 months if if LTV is
                         time         30-day late  LTV is over  LTV is 70%   more than
                                      payments in  75%; not     or less;     65%; if LTV
                                      last 12      required to  maximum two  is 65% or
                                      months if    be current   60-day late  less, there
                                      LTV is over  at           payments or  may be a
                                      75%; not     application  one 90-day   current
                                      required to  time         late payment notice of
                                      be current                if LTV is    default; not
                                      at                        over 70%;    required to
                                      application               not required be current
                                      time                      to be        at
                                                                current at   application
                                                                application  time
                                                                time

Other credit............ No open      Minor        Prior        Significant  Significant
                         collection   derogatory   defaults     prior        defaults
                         accounts or  items        acceptable;  defaults     acceptable;
                         charge-offs  allowed; not not more     acceptable;  open charge-
                         open after   more than    than $1,000  generally,   offs or
                         funding      $500 in open in open      not more     collection
                                      collection   collection   than $2,500  amounts may
                                      accounts or  accounts or  in open      remain open
                                      charge-offs  charge-offs  collection   after
                                      open after   open after   accounts or  funding
                                      funding      funding      charge-offs
                                                                open after
                                                                funding

Bankruptcy filings...... Generally,   Generally,   Generally,   Generally,   Bankruptcy,
                         no           no           no           no           notice of
                         bankruptcy   bankruptcy   bankruptcy   bankruptcy   sale filing,
                         or notice of or notice of or notice of or notice of notice of
                         default      default      default      default      default
                         filings in   filings in   filings in   filings in   filing or
                         last 3 years last 3 years last 2 years last 18      foreclosure
                                                                months       permitted on
                                                                             a case by
                                                                             case basis
Debt service to income
 ratio.................. 42-45%       55% or less  60% or less  60% or less  65% or less

Maximum loan-to-value
 ratio:(2)
 Owner occupied:
 single family.......... 85-90%       75-85%       70-80%       70-75%       70%

 Owner occupied:
 condo/two-to-four unit. 80%          70-75%       65-70%       65-70%       65%

 Non-owner occupied..... 75%          70-75%       65-75%       65-70%       60-65%

--------
(1) The letter grades applied to each risk classification reflect the Company's internal standards and do not necessarily correspond to the classifications used by other mortgage lenders. "LTV" means loan-to-value ratio.
(2) The maximum LTV set forth in the table is for borrowers providing full documentation. The LTV is reduced 5% for limited documentation and 10% for stated income applications, if applicable.

  New Century evaluates its Underwriting Guidelines on an ongoing basis and periodically modifies the Underwriting Guidelines to reflect the Company's current assessment of various issues related to an underwriting analysis. The Company recently introduced a "mortgage only" underwriting program for borrowers in the two highest credit grade categories. Underwriting under the mortgage only program focuses primarily on the borrower's mortgage payment history and places less emphasis on consumer credit and other aspects of the borrower's credit history. In addition, the Company adopts underwriting guidelines appropriate to new loan products, such as those offered by the Alternative Mortgage Products Division. The conventional mortgage loans and second mortgage loans, including 125% loan-to-value loans, offered by the Alternative Mortgage Products

Division are underwritten to the standards of the intended buyers thereof and utilize information not considered by the Company in its standard Underwriting Guidelines, including credit scores. In addition, the Alternative Mortgage Products Division maintains separate underwriting and loan processing staffs.

  New Century commenced receiving applications for mortgage loans under its regular lending program in February 1996 and during 1996 sold all of its loans on a whole loan, servicing-released basis. Accordingly, the Company (whether as an originator or purchaser of mortgage loans) does not currently have representative historical delinquency, bankruptcy, foreclosure or default experience that may be referred to for purposes of estimating the future delinquency and loss experience of its mortgage loans. However, the Company recently established reporting systems to track such data for the loans included in its February and May 1997 securitizations and expects to have this data in the future with respect to the loans the Company securitizes.

LOAN PRODUCTION BY BORROWER RISK CLASSIFICATION

  The following table sets forth information concerning the Company's principal balance of fixed rate and adjustable rate loan production by borrower risk classification for the periods shown:

                                      FOR THE QUARTER ENDED               FOR THE       FOR THE
                          ---------------------------------------------  YEAR ENDED  QUARTER ENDED
                          MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31, DECEMBER 31,   MARCH 31,
                            1996      1996       1996          1996         1996         1997
                          --------- -------- ------------- ------------ ------------ -------------
A+ Risk Grade:
 Percent of total
  purchases and
  origination...........    25.1%     20.2%      23.4%         19.3%        21.0%        20.2%
 Combined weighted
  average initial loan-
  to-value ratio........    75.7      74.6       73.5          72.7         73.3         73.0
 Weighted average
  interest rate:
 Fixed-rate.............     9.9       9.8        9.8           9.9          9.8          9.5
 ARMs...................     8.5       8.7        8.2           8.6          8.4          8.7
 Margin-- ARMs..........     5.8       6.4        6.4           6.7          6.5          6.8
A- Risk Grade:
 Percent of total
  purchases and
  origination...........    39.8%     35.9%      32.4%         32.8%        33.2%        36.1%
 Combined weighted
  average initial loan-
  to-value ratio........    74.3      72.9       73.6          73.2         73.3         72.4
 Weighted average
  interest rate:
 Fixed-rate.............     9.5      10.1       10.4           9.9         10.1          9.6
 ARMs...................     9.4       9.0        9.0           8.8          8.9          8.7
 Margin--ARMs...........     5.9       6.7        6.8           6.9          6.8          6.8
B Risk Grade:
 Percent of total
  purchases and
  origination...........    26.7%     21.0%      22.0%         24.1%        22.9%        23.2%
 Combined weighted
  average initial loan-
  to-value ratio........    65.3      69.7       73.4          71.9         72.0         71.2
 Weighted average
  interest rate:
 Fixed-rate.............    10.1      10.4       10.7          10.5         10.5         10.3
 ARMs...................     9.2       9.5        9.3           9.4          9.4          9.4
 Margin--ARMs...........     5.3       7.0        7.0           7.2          7.1          7.2
C Risk Grade:
 Percent of total
  purchases and
  origination...........     4.1%     14.8%      13.9%         14.3%        14.1%        12.1%
 Combined weighted
  average initial loan-
  to-value ratio........    80.0      70.1       69.0          68.1         68.8         68.6
 Weighted average
  interest rate:
 Fixed-rate.............     --       11.5       12.4          11.0         11.6         10.8
 ARMs...................     8.3       9.7       10.2          10.3         10.2         10.0
 Margin--ARMs...........     6.0       7.1        7.5           7.5          7.4          7.4
C- Risk Grade:
 Percent of total
  purchases and
  origination...........     4.3%      8.1%       8.3%          9.5%         8.8%         8.4%
 Combined weighted
  average initial loan-
  to-value ratio........    75.0      65.4       62.2          63.3         63.3         62.3
 Weighted average
  interest rate:
 Fixed-rate.............     --       10.8       12.2          12.3         11.9         11.4
 ARMs...................     9.4      11.5       11.1          11.1         11.1         10.6
 Margin--ARMs...........     5.0       7.5        7.6           7.7          7.6          7.5

GEOGRAPHIC DISTRIBUTION

  The following table sets forth aggregate dollar amounts (in thousands) and the percentage of all loans originated or purchased by the Company by state for the periods shown:

                                          FOR THE QUARTER ENDED                          FOR THE         FOR THE
                         -----------------------------------------------------------    YEAR ENDED    QUARTER ENDED
                          MARCH 31,      JUNE 30,     SEPTEMBER 30,    DECEMBER 31,    DECEMBER 31,     MARCH 31,
                             1996          1996            1996            1996            1996            1997
                         ------------  -------------  --------------  --------------  --------------  --------------
                           $      %       $      %       $       %       $       %       $       %       $       %
                         ------ -----  ------- -----  -------- -----  -------- -----  -------- -----  -------- -----
California.............. $4,122  96.0% $44,205  84.1% $ 75,565  61.3% $ 98,952  56.0% $222,844  62.4% $124,698  49.8%
Illinois................    --    --       --    --     23,250  18.8%   32,671  18.5%   55,921  15.7%   44,674  17.8%
Ohio....................    --    --       --    --      2,990   2.4%   10,814   6.1%   13,804   3.9%   13,190   5.3%
Arizona.................    --    --     1,717   3.3%    5,315   4.3%   11,120   6.3%   18,152   5.1%   15,451   6.2%
Colorado................    101   2.4%   3,970   7.6%    5,558   4.5%    6,790   3.8%   16,419   4.6%   12,980   5.2%
Utah....................     70   1.6%   1,726   3.3%    3,394   2.8%    6,176   3.5%   11,366   3.2%    9,316   3.7%
Other...................    --    --       914   1.7%    7,276   5.9%   10,243   5.8%   18,433   5.1%   30,261  12.0%
                         ------ -----  ------- -----  -------- -----  -------- -----  -------- -----  -------- -----
 Total.................. $4,293 100.0% $52,532 100.0% $123,348 100.0% $176,766 100.0% $356,939 100.0% $250,570 100.0%

LOAN SALES AND SECURITIZATIONS

  The Company currently intends to securitize a majority of the loans originated or purchased by the Company and to sell a substantial portion of its loans in bulk sales to institutional purchasers of whole loans.

  Whole Loan Sales. Until February 1997, the Company followed a strategy of selling for cash all of its loan originations and purchases in the secondary market through loan sales in which the Company disposes of its entire economic interest in the loans (including servicing rights) for a cash price that represents a premium over the principal balance of the loans sold. During 1996, the Company sold $298.7 million of loans through whole loan sales transactions at a weighted average sales price equal to 105.0% of the original principal balance of the loans sold. The Company did not sell any loans through securitization during this period; however, substantially all of the loans sold during this period were ultimately securitized by the purchasers thereof.

  The Company seeks to maximize its premium on whole loan sale revenue by closely monitoring institutional purchasers' requirements and focusing on originating or purchasing the types of loans that meet those requirements and for which institutional purchasers tend to pay higher premiums. During 1996, the Company sold loans to seven institutional purchasers, two of which purchased approximately 83.6% of the loans sold by the Company.

  Whole loan sales are made on a non-recourse basis pursuant to a purchase agreement containing customary representations and warranties by the Company regarding the underwriting criteria applied by the Company and the origination process. The Company, therefore, may be required to repurchase or substitute loans in the event of a breach of its representations and warranties. In addition, the Company sometimes commits to repurchase or substitute a loan if a payment default occurs within the first month following the date the loan is funded, unless other arrangements are made between the Company and the purchaser. The Company is also required in some cases to repurchase or substitute a loan if the loan documentation is alleged to contain fraudulent misrepresentations made by the borrower. See "Risk Factors--Dependence on Whole Loan Sales for Future Earnings."

  Securitizations. The Company completed the sale of loans through securitization in February and May 1997 and anticipates that significant revenue from gain on the sale of loans will be generated from the sale of mortgage backed securities created through securitization transactions in future periods. In a securitization, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and an interest in the loans securitized called residual interests. The cash purchase price is raised through an offering of senior certificates by the trust. Following the securitization, purchasers of senior certificates receive the principal collected, including prepayments, and the investor pass-through interest rate on the principal balance, while the Company receives the cash flows from the residual interests, after payment of servicing fees, guarantor fees and other trust expenses and provided the specified over-collateralization requirements are met. The Company recognizes gain on sale of the loans, which represents the excess of the estimated fair value of the residual interests, less closing and underwriting costs, over the carrying value of the loans sold, in the fiscal quarter in which such loans are sold. Concurrent with recognizing such gain on sale, the Company records the residual interests as assets on its balance sheet. The recorded values of these residual interests are amortized as distributions are received from the trust holding the respective loan pool.

  With respect to the aforementioned securitizations, the Company arranged for the related trusts to purchase credit enhancements for the senior certificates in the related trusts in the form of insurance policies provided by one AAA/Aaa rated monoline insurance company and, as a result, the senior certificates in each trust received a rating of "AAA" from Standard & Poor's Ratings Services and "Aaa" from Moody's Investors Service, Inc.

  There are no assurances that actual performance of any of the Company's securitized loan portfolios will be consistent with the Company's estimates and assumptions. To the extent that actual prepayment speeds, losses or market discount rates materially differ from the Company's estimates, the estimated value of its residuals may increase or decrease, which may have a material impact on the Company's results of operations, financial condition and liquidity. See "Risk Factors--Dependence on Securitizations for Future Earnings,--Residual Interests in Securitizations,--Liquidity; Negative Cash Flow."

LOAN SERVICING AND DELINQUENCIES

  Servicing. The Company subcontracts with Advanta, a third party subservicer, to conduct its servicing operations, which has allowed the Company to increase the volume of its loan originations and purchases without incurring related overhead investments in servicing operations. During the period from the date the Company originates or purchases loans and the date the Company sells these loans, which generally ranges from thirty to ninety days (the "Interim Period"), the Company is responsible for servicing the loans it originates and purchases. In some cases, whole loan purchasers may request that the Company, through Advanta, continue to service the loans purchased for an interim period following the sale. In April 1996, the Company entered into the Advanta Interim Agreement to service loans during the Interim Period, including any interim period following the sale of the loans. In addition, Advanta currently services or subservices loans sold through each public securitization of the Company's loans pursuant to the Advanta Securitization Agreement.

  According to Advanta's Annual Report on Form 10-K for the year ended December 31, 1996, Advanta's servicing portfolio at December 31, 1996 was approximately $6.4 billion in loans. Servicing includes collecting and remitting loan payments, making required advances, accounting for principal and interest, holding escrow or impound funds for payment of taxes and insurance, and, if applicable, contacting delinquent borrowers and supervising foreclosures and property dispositions in the event of unremedied defaults in accordance with the Company's guidelines.

  Advanta Interim Agreement. Under the Advanta Interim Agreement, New Century is obligated to pay Advanta an annual servicing fee on the declining principal balance of each loan serviced and a set-up fee for each loan delivered to Advanta for servicing, and to reimburse Advanta for certain customary costs and expenses. Such expenses include costs for the preservation, restoration and protection of the mortgaged properties secured by the Company's loans, any enforcement or judicial proceedings, including foreclosures, related to such mortgaged properties, the management and liquidation of the mortgaged properties if they are acquired in satisfaction of a defaulted mortgage loan, the maintenance of hazard insurance and the payment of property taxes and mortgage insurance premiums. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that proceeds from liquidation of the mortgaged property, after reimbursement of Advanta's expenses in the sale, are less than the principal balance of the related mortgage loan.

  The Company may terminate the Advanta Interim Agreement upon the occurrence of one or more of the events specified in the Advanta Interim Agreement generally relating to Advanta's proper and timely performance of its duties and obligations under such agreement. Either the Company or Advanta may terminate the Advanta Interim Agreement without cause upon 90 days' prior written notice to the other party; provided, that if the Company terminates such agreement without cause, the Company must pay Advanta all reasonable costs associated with the transfer of the Company's loans to another servicer. In addition, if the Company transfers servicing of any amount of mortgage loans being serviced by Advanta to another servicer, the Company must pay Advanta up to $50 per mortgage loan transferred.

  As is customary in the mortgage loan servicing industry, Advanta is entitled to retain any late payment charges, penalties and assumption fees collected in connection with the mortgage loans. Advanta also receives any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on escrow funds. However, the Company retains the benefit of any prepayment penalties collected on the loans. Under the Advanta Interim Agreement, Advanta is required to remit to the Company no later than the 20th day of each month all principal and interest collected from borrowers during the prior monthly reporting period.

  Advanta Securitization Agreement. Under the Advanta Securitization Agreement, the Company is obligated to pay Advanta a monthly servicing fee on the declining principal balance of each loan serviced and a set-up fee for each loan delivered to Advanta for servicing. Advanta is required to pay all expenses related to the performance of its duties under the Advanta Securitization Agreement. Further, Advanta is required to make advances of taxes and required insurance premiums that are not collected from borrowers with respect to any mortgage loan, only if it determines that such advances are recoverable from the mortgagor, insurance proceeds or other sources with respect to such mortgage loan. If such advances are made, Advanta generally will be reimbursed prior to the Company receiving the remaining proceeds. Advanta also will be entitled to reimbursement by the Company for expenses incurred by it in connection with the liquidation of defaulted mortgage loans and in connection with the restoration of mortgaged property. If claims are not made or paid under applicable insurance policies or if coverage thereunder has ceased, the Company will suffer a loss to the extent that the proceeds from liquidation of the mortgaged property, after reimbursement of Advanta's expenses in the sale, are less than the principal balance of the related mortgage loan.

  Under the Advanta Securitization Agreement, if the Company terminates such agreement without cause or transfers the servicing of any amount of the mortgage loans serviced by Advanta to another servicer, the Company must pay Advanta certain penalties, fees and costs. Depending on the size of the Company's loan portfolio serviced by Advanta at any point in time, the termination or transfer penalties that the Company would be obligated to pay Advanta may be substantial. With respect to mortgage loans securitized by the Company, the Company will not be able to terminate the servicer without the approval of the trustee for such securitization.

  As is customary in the mortgage loan servicing industry, Advanta is entitled to retain any late payment charges, penalties and assumption fees collected in connection with the mortgage loans, net of pre-payment penalties, which accrue to the Company. Advanta receives any benefit derived from interest earned on collected principal and interest payments between the date of collection and the date of remittance to the Company and from interest earned on tax and insurance impound funds. Under the Advanta Securitization Agreement, Advanta is generally required to remit all principal and interest scheduled to be collected from borrowers during the prior monthly reporting period generally no later than the 18th day of each month.

  The Company currently outsources its servicing operations to Advanta because this arrangement has allowed the Company to increase the volume of its loan originations and purchases without incurring related overhead investments in servicing operations. The Company intends to develop its own servicing capability in order to manage the relationship with its borrowers and oversee the performance of its loans more directly. See "Recent Developments--Comerica Investment and Strategic Relationship."

  Delinquencies and Foreclosures. Loans originated or purchased by the Company are secured by mortgages, deeds of trust, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action or nonjudicial sale, and is subject to various notice and filing requirements. In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other designated costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period. Generally, state law controls the amount of foreclosure expenses and costs, including attorneys fees, which may be recovered by a lender. After the reinstatement period has expired without the default having been cured, the borrower or junior lienholder no longer has the right to reinstate the loan and may be required to pay the loan in full to prevent the scheduled foreclosure sale. Where a loan has not yet been sold or securitized, the Company will generally allow a borrower to reinstate the loan up to the date of foreclosure sale.

  Although foreclosure sales are typically public sales, third-party purchasers rarely bid in excess of the lender's lien because of the difficulty of determining the exact status of title to the property, the possible deterioration of the property during the foreclosure proceedings and a requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee or referee for an amount equal to the sum of the principal amount outstanding under the loan, accrued and unpaid interest and the expenses of foreclosure. Depending on market conditions, the ultimate proceeds of the sale may not equal the lender's investment in the property.

  New Century commenced receiving applications for mortgage loans under its regular lending program in February 1996 and during 1996 sold all of its loans on a whole loan, servicing-released basis. Accordingly, the Company (whether as an originator or purchaser of mortgage loans) does not have representative historical delinquency, bankruptcy, foreclosure or default experience that may be referred to for purposes of estimating the future delinquency and loss experience of its mortgage loans. Likewise, the Company does not have meaningful delinquency, loss and prepayment data with respect to the loans included in the Company's first securitization, as these loans have been outstanding for only a short period of time.

INTEREST RATE RISK MANAGEMENT

  The Company's profits depend, in part, on the difference, or "spread," between the effective rate of interest received by the Company on the loans it originates or purchases and the interest rates payable by the Company under its warehouse financing facilities or for securities issued in its securitizations. The spread can be adversely affected because of interest rate increases during the period from the date the loans are originated or purchased until the closing of the sale or securitization of such loans.

  The Company from time to time may use various hedging strategies to provide a level of protection against interest rate risks on its fixed-rate mortgage loans. These strategies may include selling short and selling forward United States Treasury securities and prefunding loan originations in its securitizations, as well as forward sales of mortgage loans or mortgage-backed securities, interest rate caps and floors and buying and selling of futures and options on futures. The Company's management determines the nature and quantity of hedging transactions based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. While the Company believes its hedging strategies are cost-effective and provide some protection against interest rate risks, no hedging strategy can completely protect the Company from such risks. Further, the Company does not believe that hedging against the interest rate risks associated with adjustable-rate mortgages is cost effective, and the Company does not utilize the hedging strategies described above with respect to its adjustable-rate loans, which constitute the majority of the Company's loan production.

COMPETITION

  The Company faces intense competition in the business of originating, purchasing and selling mortgage loans. The Company's competitors in the industry include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company. In addition, many financial services organizations that are much larger than the Company have formed national loan origination networks offering loan products that are substantially similar to the Company's loan programs. Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. In addition, the current level of gains realized by the Company and its competitors on the sale of subprime loans could attract additional competitors into this market. Additional competition may lower the rates the Company can charge borrowers, thereby potentially lowering gain on future loan sales and securitizations. To the extent any of these competitors significantly expand their activities in the Company's market, the Company could be materially adversely affected. Fluctuations in interest rates and general economic conditions may also affect the Company's competition. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's customers to refinance their loans.

  The Company believes its competitive strengths include: (i) the experience of its senior executive team and underwriting personnel; (ii) providing a high level of service to brokers and their customers; (iii) offering competitive loan programs for borrowers whose needs are not met by conventional mortgage lenders; (iv) the Company's high-volume targeted direct mail marketing program and database screening methodology; and (v) its performance-based compensation structure which allows the Company to attract, retain and motivate qualified personnel.

REGULATION

  The consumer financing industry is a highly regulated industry. The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan origination, credit activities and secured transactions. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose multiple qualification and licensing obligations on the Company. Failure to comply with these requirements may result in, among other things, loss of approved status, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits, administrative enforcement actions and civil and criminal liability. Management of the Company believes that the Company is in compliance with these rules and regulations in all material respects.

  The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. For example, state usury laws limit the interest rates the Company can charge on its loans. As of May 31, 1997, the Company was licensed or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate first mortgages in 41 states and second mortgages in 36 states. The Company's lending activities are also subject to various federal laws, including the Truth in Lending Act, Homeownership and Equity Protection Act of 1994, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act and the Home Mortgage Disclosure Act.

  The Company is subject to certain disclosure requirements under the Truth in Lending Act ("TILA") and Regulation Z promulgated under TILA. TILA is designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loan and credit transactions. TILA also guarantees consumers a three day right to cancel certain credit transactions, including loans of the type originated by the Company. In addition, TILA gives consumers, among other things, a right to rescind loan transactions in certain circumstances if the lender fails to provide the requisite disclosure to the consumer.

  The Company is also subject to the Homeownership and Equity Protection Act of 1994 (the "High Cost Mortgage Act"), which makes certain amendments to TILA. The High Cost Mortgage Act generally applies to consumer credit transactions secured by the consumer's principal residence, other than residential mortgage transactions, reverse mortgage transactions or transactions under an open end credit plan, in which the loan has either (i) total points and fees upon origination in excess of the greater of eight percent of the loan amount or

$400, or (ii) an annual percentage rate of more than ten percentage points higher than United States Treasury securities of comparable maturity ("Covered Loans"). The High Cost Mortgage Act imposes additional disclosure requirements on lenders originating Covered Loans. In addition, it prohibits lenders from, among other things, originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan and including prepayment fee clauses in Covered Loans to borrowers with a debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender. The High Cost Mortgage Act also restricts, among other things, certain balloon payments and negative amortization features. The Company did not originate or purchase Covered Loans in 1996, but the Company commenced originating and purchasing Covered Loans during the first quarter of 1997.

  The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA") and Regulation B promulgated thereunder, the Fair Credit Reporting Act, as amended, the Real Estate Settlement Procedures Act of 1975, as amended, and the Home Mortgage Disclosure Act of 1975, as amended. ECOA prohibits creditors from discriminating against applicants on the basis of race, color, sex, age, religion, national origin or marital status. Regulation B restricts creditors from requesting certain types of information from loan applicants. The Fair Credit Reporting Act, as amended, requires lenders, among other things, to supply an applicant with certain information if the lender denied the applicant credit. The Real Estate Settlement Procedures Act mandates certain disclosure concerning settlement fees and charges and mortgage servicing transfer practices. It also prohibits the payment or receipt of kickbacks or referral fees in connection with the performance of settlement services. In addition, beginning with loans originated in 1997, the Company must file an annual report with the Department of Housing and Urban Development pursuant to the Home Mortgage Disclosure Act, which requires the collection and reporting of statistical data concerning loan transactions.

  In the course of its business, the Company may acquire properties securing loans that are in default. There is a risk that hazardous or toxic waste could be found on such properties. In such event, the Company could be held responsible for the cost of cleaning up or removing such waste, and such cost could exceed the value of the underlying properties.

  Because the Company's business is highly regulated, the laws, rules and regulations applicable to the Company are subject to regular modification and change. There are currently proposed various laws, rules and regulations which, if adopted, could impact the Company. There can be no assurance that these proposed laws, rules and regulations, or other such laws, rules or regulations, will not be adopted in the future which could make compliance much more difficult or expensive, restrict the Company's ability to originate, broker, purchase or sell loans, further limit or restrict the amount of commissions, interest and other charges earned on loans originated, brokered, purchased or sold by the Company, or otherwise adversely affect the business or prospects of the Company.

EMPLOYEES

  At April 30, 1997, the Company employed 491 full-time employees and 3 part-time employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are satisfactory.

PROPERTIES

  The Company's current executive and administrative offices are located in Newport Beach, California, and consist of approximately 9,300 square feet. The leases on the premises expire December 10, 1998, subject to termination in December 1997. The current annual rent for these offices is approximately $140,000.

  The Company intends to relocate its executive and administrative offices in June 1997 to Irvine, California. The estimated expiration date for the lease on the new premises is May 31, 2002 and the monthly rent is approximately $75,000 through November 1997 for 41,092 square feet and from $110,000 to $122,000 thereafter for 60,189 square feet. The Company's anticipated relocation of its executive and administrative offices may cause a temporary short-term disruption in its operations; however, the Company believes that any such disruption will not have a material adverse effect on its results of operations or financial condition.

  The Company also leases space for its sales offices. As of March 31, 1997, these facilities had an annual aggregate base rental of approximately $990,000 and the sales offices ranged in size from 100 to 4,968 square feet with lease terms typically ranging from one to five years. As of March 31, 1997, annual base rents for the sales offices ranged from approximately $3,600 to $82,000. In general, the terms of these leases vary as to duration and rent escalation provisions and the leases expire between June 1997 and May 2002 and provide for rent escalations dependent upon either increases in the lessors' operating expenses or fluctuations in the consumer price index in the relevant geographical area.

LEGAL PROCEEDINGS

  The Company occasionally becomes involved in litigation arising in the normal course of business. Management believes that any liability with respect to such legal actions, individually or in the aggregate, will not have a material adverse effect on the Company's financial position or results of operations.

                                  MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  The Board of Directors is divided into three classes: Class I, Class II and Class III. After each director's initial term, each director serves for a term ending the third annual meeting after which such director is elected and until such director's successor is elected. The terms of office of directors in Class I, Class II and Class III end after the annual meetings of stockholders of the Company in 1998, 1999 and 2000, respectively. Messrs. Gotschall, Ryan and Smith are Class I directors, Messrs. Chu, Morrice and Sachs are Class II directors and Messrs. Bentley, Cole and Holder are Class III directors. The following table sets forth the name, age and position with the Company of each person who is an executive officer, director or key employee of the Company.

          NAME            AGE                     POSITION
          ----            ---                     --------
Directors and Executive
-----------------------
 Officers:
 --------
Robert K. Cole...........  50 Chairman of the Board, Chief Executive Officer,
                               Director
Brad A. Morrice..........  40 Vice Chairman, President, General Counsel,
                               Secretary, Director
Edward F. Gotschall......  42 Vice Chairman, Chief Operating Officer--
                               Finance/Administration, Director
Steven G. Holder.........  39 Vice Chairman, Chief Operating Officer--Loan
                               Production/Operations, Director
John C. Bentley(1)(2)....  37 Director
Sherman I. Chu(2)........  32 Director
Harlan W. Smith(3).......  63 Director
Martin F. Ryan...........  59 Director
Michael M. Sachs(1)(2)...  56 Director

Future Director:
---------------
Fredric J. Forster(4)....  53 Future Director

Key Employees:
-------------
Patrick J. Flanagan......  32 Director, Executive Vice President and Chief
                               Operating Officer, New Century Mortgage (5)
Shahid S. Asghar.........  34 Director, Senior Vice President--Wholesale
                               Lending, New Century Mortgage (5)
Paul L. Rigdon...........  36 Director, Senior Vice President--Retail Lending,
                               New Century Mortgage (5)

--------
(1) Member of Compensation Committee.
(2) Member of Audit Committee.


(3) Upon the completion of the Offering, Mr. Smith shall resign from the Board.

(4) Mr. Forster shall become a director of the Company and a member of the Compensation Committee upon the closing of the Offering and has agreed to be named as such in the Prospectus.

(5) New Century Mortgage Corporation ("New Century Mortgage") is a wholly-owned subsidiary of the Company.

  ROBERT K. COLE has been the Chairman of the Board and Chief Executive Officer of the Company since December 1995 and a director of the Company since November 1995. Mr. Cole also serves on the Board of Directors of New Century Mortgage. From February 1994 to March 1995, he was the President and Chief Operating Officer--Finance of Plaza Home Mortgage Corporation ("Plaza Home Mortgage"), a publicly-traded savings and loan holding company specializing in the origination and servicing of residential mortgage loans. In addition, Mr. Cole served as a director of Option One Mortgage Corporation ("Option One"), a subsidiary of

Plaza Home Mortgage specializing in the origination, sale and servicing of subprime mortgage loans. From June 1990 to January 1994, Mr. Cole was the President of Triple Five, Inc., an international real estate development company. Previously, Mr. Cole was the President of operating subsidiaries of NBD Bancorp and Public Storage, Inc. Mr. Cole received a Masters of Business Administration degree from Wayne State University.

  BRAD A. MORRICE has been Vice Chairman of the Company since December 1996, General Counsel of the Company since December 1995 and President, Secretary and a director of the Company since November 1995. Mr. Morrice also serves as Co-Chairman of the Board and Chief Executive Officer of New Century Mortgage. From February 1994 to March 1995, he was the President and Chief Operating Officer--Administration of Plaza Home Mortgage, after serving as its Executive Vice President, Chief Administrative Officer since February 1993. In addition, Mr. Morrice served as General Counsel and a director of Option One. From August 1990 to January 1993, Mr. Morrice was a partner in the law firm of King, Purtich & Morrice, where he specialized in the legal representation of mortgage banking companies. Mr. Morrice previously practiced law at the firms of Fried, King, Holmes & August and Manatt, Phelps & Phillips. He received his law degree from the University of California, Berkeley (Boalt Hall) and a Masters of Business Administration degree from Stanford University.

  EDWARD F. GOTSCHALL has been Vice Chairman of the Company since December 1996, Chief Operating Officer--Finance/Administration of the Company since December 1995 and a director of the Company since November 1995. Mr. Gotschall also serves as Chief Financial Officer and a director of New Century Mortgage. From April 1994 to July 1995, he was the Executive Vice President/Chief Financial Officer of Plaza Home Mortgage and a director of Option One. In December 1992, Mr. Gotschall was one of the co-founders of Option One and served as its Executive Vice President/Chief Financial Officer until April 1994. From January 1991 to July 1992, he was the Executive Vice President/Chief Financial Officer of The Mortgage Network, Inc., a retail mortgage banking company.

  STEVEN G. HOLDER has been Vice Chairman of the Company since December 1996, Chief Operating Officer--Loan Production/Operations of the Company since December 1995 and a director of the Company since November 1995. Mr. Holder also serves as Co-Chairman of the Board and Chief Executive Officer of New Century Mortgage. From February 1993 to August 1995, he was the Executive Vice President of Long Beach Mortgage Company ("Long Beach Mortgage"). From July 1991 to February 1993, Mr. Holder was the Vice President for Business Development of Transamerica Financial Services. From 1985 to 1990, he was a Regional Vice President for Nova Financial Services, a startup consumer finance subsidiary of First Interstate Bank. Mr. Holder has over 20 years experience in the consumer finance and mortgage business.

  PATRICK J. FLANAGAN has been Executive Vice President and Chief Operating Officer of New Century Mortgage since January 1997 and a director of New Century Mortgage Corporation since May 1997. Mr. Flanagan initially joined New Century Mortgage in May 1996 as Regional Vice President of Midwest Wholesale and Retail operations. From August 1994 to April 1996, Mr. Flanagan was a Regional Manager with Long Beach Mortgage. From July 1992 to July 1994, he was an Assistant Vice President for First Chicago Bank, from February 1989 to February 1991, he was Assistant Vice President for Banc One in Chicago and from February 1991 to July 1992, he was a Business Development Manager for Transamerica Financial Services.

  SHAHID S. ASGHAR has been Senior Vice President--Wholesale Lending of New Century Mortgage since January 1997 and a director of New Century Mortgage Corporation since May 1997. Mr. Asghar initially joined New Century Mortgage as Vice President, Mortgage Banking Operations in December 1995. From June 1995 to November 1995, Mr. Asghar was the Southern California District Manager for Ford Consumer Finance. From September 1992 to March 1995, he was an Area Sales Manager for Long Beach Mortgage and from June 1988 to September 1992, he was a Business Development Manager for Transamerica Financial Services.

  PAUL L. RIGDON has been Senior Vice President--Retail Lending of New Century Mortgage since February 1997 and a director of New Century Mortgage Corporation since May 1997. Mr. Rigdon joined New Century Mortgage in September 1996 as the Regional Manager in charge of expansion in the Northwest Retail Region. From May 1995 to September 1996, he was a District Manager for Advanta Finance. From March 1990 to May 1995, he was an Area Manager for Long Beach Mortgage.

  JOHN C. BENTLEY has been a director of the Company since November 1995. Since February 1995, Mr. Bentley has been a principal of Cornerstone Equity Partners, L.L.C., a private equity investment company of which he is a co-founder. From February 1989 to February 1995, he was employed by Banc One Capital Corporation, most recently as a Senior Vice President, where he worked in the merchant banking group. Mr. Bentley also served four years as Chief Financial Officer of R.J. Moran, Inc., a diversified holding company.

  SHERMAN I. CHU has been a director of the Company since November 1995. Since April 1995, Mr. Chu has been a principal of Cornerstone Equity Partners, L.L.C., of which he is a co-founder. From November 1991 to March 1995, he was employed by Banc One Capital Corporation, most recently as an Assistant Vice President, where he worked in the merchant banking group. Mr. Chu was also employed for two years by Banc One Corporation, where he worked in the credit and international lending departments.

  HARLAN W. SMITH has been a director of the Company since November 1995 and following the completion of the Offering, Mr. Smith will resign from the Board. Since December 1994, Mr. Smith has been the owner and manager of Copper State Capital, LLC, a private equity investment company, and the owner and manager of Kiva Corporation, a consulting firm. From July 1986 to November 1993, he was the Chairman of the Board of Dyneer Corporation, a privately-held provider of mobile power transmission equipment.

  MICHAEL M. SACHS has been a director of the Company since November 1995. Since 1990, Mr. Sachs has been the principal shareholder, Chairman of the Board and Chief Executive Officer of Westrec Financial, Inc., which operates marinas and related businesses. He also serves on the Board of Directors of Innoserv Technologies, a publicly-traded company.

  MARTIN F. RYAN has been a director of the Company since December 1996. Mr. Ryan has practiced as an attorney since 1963 and has been the President and a director of Martin F. Ryan, Ltd. since 1983. Mr. Ryan has served as a director of The Foundation Companies, Inc. since its inception in 1992, including two years as Chairman of the Board. In addition, Mr. Ryan served as a director of the Baptist Foundation of Arizona for seven years. The Baptist Foundation is the sole owner of The Foundation Companies, Inc. and the Foundation Companies, Inc. is the managing member of Cornerstone Fund I, L.L.C. ("Cornerstone").

  FREDRIC J. FORSTER will become a director of the Company upon the closing of this Offering. Since January 1996, Mr. Forster has been a principal of Financial Institutional Partners, LLC, a newly formed investment banking and brokerage firm headquartered in Irvine, California. From March 1993 to April 1996, Mr. Forster was the President and Chief Operating Officer of H.F. Ahmanson and Company and its subsidiary Home Savings of America, and from 1979 to 1993, he was the President of ITT Federal Bank, formerly Newport Balboa Savings and Loan Association. In addition, from 1986 to 1995, Mr. Forster served on the board of directors, and in 1995 was the Vice Chairman, of the Federal Home Loan Bank of San Francisco.

  Pursuant to the shareholders agreement in effect prior to the Offering among the Company, Cornerstone and the other stockholders of the Company, Cornerstone previously designated five directors (Messrs. Bentley, Chu, Sachs, Smith and Ryan), and Messrs. Cole, Morrice, Gotschall and Holder collectively designated themselves to the Board. All rights to designate directors will terminate along with the termination of the shareholders agreement upon the closing of the Offering. The Company anticipates that upon the closing of the Offering Mr. Smith will resign and be replaced by Mr. Forster. The directors, officers and key employees listed above each owns shares of Common Stock of the Company in the amounts set forth in the section entitled "Beneficial Ownership of Securities and Selling Stockholders."

BOARD COMMITTEES

  The Company's Board of Directors has an Audit Committee and a Compensation Committee. The Audit Committee is comprised of Messrs. Sachs, Chu and Bentley and is responsible for making recommendations concerning the engagement of independent certified public accountants, approving professional services provided by the independent certified public accountants and reviewing the adequacy of the Company's internal accounting controls. The Compensation Committee is comprised of Messrs. Bentley and Sachs and Mr. Forster will become a member of such committee upon the closing of the Offering. The Compensation Committee has the exclusive responsibility for establishing the compensation and other benefits payable to executive officers and has the responsibility for administering the Company's incentive compensation and benefit plans, including the Stock Option Plan and the Founding Managers' Plan.

DIRECTOR COMPENSATION

  The Company pays its non-employee directors an annual retainer of $10,000, and a fee of $2,500 for each board or committee meeting attended. The Company will also reimburse its non-employee directors for reasonable expenses incurred in attending meetings. In addition, the Company's Stock Option Plan provides that, upon their initial election or appointment to the Board, each non-employee director will be granted a non-qualified option to purchase 15,000 shares of Common Stock, subject to vesting in equal installments over three years from the date of grant (a "Non-Employee Director Option"). If any non-employee director's services as a member of the Board terminate, each of such director's option which is not then exercisable will terminate. The current non-employee directors other than Mr. Smith were each granted a Non-Employee Director Option in May 1997 at an exercise price of $7.50 per share. Upon Mr. Smith's resignation from the Board effective as of the closing of the Offering, Mr. Smith will receive an option to purchase 7,500 shares of Common Stock at an exercise price equal to the initial public offering price.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  No member of the Compensation Committee is or has been an employee of the Company.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted a provision in its Certificate of Incorporation that limits the liability of its directors for monetary damages arising from a breach of their fiduciary duties as directors. The Company's Bylaws provide that the Company must indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Company also has entered into indemnification agreements with its executive officers and directors and has officer and director liability insurance with respect to certain liabilities. See "Description of Capital Stock--Limitation of Liability of Directors and Indemnification of Directors and Officers."

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth certain information with respect to compensation earned by the Company's Chief Executive Officer and the named executive officers other than the Chief Executive Officer during fiscal 1996.

                                                    LONG TERM
                                                   COMPENSATION
                                                   ------------
                                                      AWARDS
                                    ANNUAL         ------------
                                 COMPENSATION       SECURITIES
                               ----------------     UNDERLYING     ALL OTHER
 NAME AND PRINCIPAL POSITION    SALARY   BONUS       OPTIONS    COMPENSATION(1)
 ---------------------------   -------- -------    ------------ ---------------
Robert K. Cole................ $150,000 $96,969(2)       --         $  825
 Chairman of the Board and
 Chief Executive Officer

Brad A. Morrice...............  150,000  96,969(2)       --          1,200
 Vice Chairman, President and
 General Counsel

Edward F. Gotschall...........  143,750  96,969(2)    40,000         6,933(3)
 Vice Chairman and Chief
 Operating Officer--
 Finance/Administration

Steven G. Holder..............  150,000  81,969(2)    80,000           563
 Vice Chairman and Chief
 Operating Officer-- Loan
 Production/Operations

--------
(1) The contribution made by the Company on behalf of the executive officer to a 401(k) profit sharing plan.
(2) Includes signing bonuses and amounts earned pursuant to the Founding Managers' Incentive Compensation Plan in 1996 but paid in 1997.
(3) Includes $5,789 paid by the Company to lease an automobile for Mr.
    Gotschall.

 Option Grants in Fiscal 1996

  The following table sets forth certain information with respect to individual grants of stock options made during fiscal 1996 to the named executive officers.


                                        INDIVIDUAL GRANTS
                         ----------------------------------------------  POTENTIAL REALIZABLE
                         NUMBER OF    PERCENT OF                           VALUE AT ASSUMED
                         SECURITIES     TOTAL                            ANNUAL RATES OF STOCK
                         UNDERLYING    OPTIONS                          PRICE APPRECIATION FOR
                          OPTIONS     GRANTED TO  EXERCISE                  OPTION TERM(2)
                          GRANTED    EMPLOYEES IN  PRICE     EXPIRATION -----------------------
  NAME                      (1)      FISCAL 1996   ($/SH)       DATE        5%          10%
  ----                   ----------  ------------ --------   ---------- ----------- -----------
Robert K. Cole..........      --          --         --           --            --          --
Brad A. Morrice.........      --          --         --           --            --          --
Edward F. Gotschall.....   40,000(3)      8.9%     $3.50(4)   12/4/06   $    88,000 $   223,200
Steven G. Holder........   80,000(3)     17.7%      3.50(4)   12/4/06       176,000     446,400

--------
(1) All options were granted "at market" on the date of grant.


(2) This column shows the hypothetical gains or "option spreads" of the options granted based on the per-share market price of the Common Stock at the time of grant and assumed annual compound stock appreciation rates of 5% and 10% over the full 10-year term of the options. The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future Common Stock prices. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the option or the sale of the underlying shares. The actual gains, if any, on the exercises of stock options will depend on the future performance of the Common Stock, the option holder's continued employment through the option period for options granted pursuant to the Stock Option Plan, and the date on which the options are exercised.

(3) The options are exercisable as to one third of the shares of Common Stock on the first anniversary of the grant date, with an additional one third of the underlying shares becoming exercisable on each successive anniversary date, and full vesting on the third anniversary date. The options were granted for a term of 10 years, subject to earlier termination in certain events related to termination of employment. In certain circumstances, including a recapitalization, stock split, reorganization, merger, combination, consolidation and a sale of substantially all of the assets of the Company, the Board of Directors will adjust, in such manner and to such extent as it deems appropriate, the number, amount and type of shares subject to the option and the exercise price of the option.


(4) The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares of Common Stock, subject to certain conditions.

 Fiscal Year-end Option Values

  The following table sets forth certain information with respect to the value of the options at the end of fiscal 1996 held by the named executive officers.

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                    OPTIONS AT                OPTIONS AT
                               DECEMBER 31, 1996 (#)   DECEMBER 31, 1996 ($)(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Robert K. Cole..............     --            --          --             --
Brad A. Morrice.............     --            --          --             --
Edward F. Gotschall.........     --         40,000         --         $20,000
Steven G. Holder............     --         80,000         --         $40,000

--------
(1) The amounts set forth represent the difference between the estimated fair market value of $4.00 per share as of December 31, 1996 and the exercise price of the options, multiplied by the applicable number of shares underlying the options.

 Employment Agreements

  The Company has entered into employment agreements with Messrs. Cole, Morrice, Gotschall and Holder (the "Founding Managers"). Each agreement continues in effect until December 31, 1999 but is extended automatically for successive one-year periods unless terminated by either the Company or the respective Founding Manager. Under the terms of the agreements, the Founding Managers each received a signing bonus of $15,000 and an annual base salary at the rate of $150,000 per year during 1996 and thereafter at a rate determined by the Company's Board of Directors. The Founding Managers initially received a salary of $180,000 for fiscal 1997. On May 30, 1997, the Board of Directors revised the Founding Managers' salary to $256,000 for fiscal 1997, plus a $500 per month automobile allowance. In the event of termination of employment of a Founding Manager without cause (as defined in the agreement) by the Company, the Company: (i) will pay such Founding Manager his base salary through the end of the month during which such termination occurs plus credit for any vacation earned but not taken, his base salary in effect at termination for a minimum of six months or, if longer, through the expiration of the term of employment then in effect, and an amount equal to the most recent annual profit-sharing and/or incentive bonus received by him or, if more, the amount which would be due under the profit sharing and/or incentive bonus plans applicable to him for the then current year calculated as of the effective date of termination; (ii) will maintain such Founding Manager's medical insurance and other programs in which he was entitled to participate until the expiration of the term of employment then in effect or his commencement of full time employment with a new employer; and (iii) will pay all costs up to $20,000 related to such Founding Manager's participation in a senior executive outplacement program. Each Founding Manager may be terminated for cause only by a vote of a majority of the Board of Directors of the Company.

 Founding Managers' Incentive Compensation Plan

  General. In December 1996, the Company adopted the Founding Managers' Incentive Compensation Plan and the Company has amended the terms thereof effective for 1997 and subsequent plan years (as amended, the "Incentive Compensation Plan"). The Incentive Compensation Plan is intended to promote the success of the Company by providing a means to retain and motivate the Founding Managers by rewarding them with additional incentive compensation for high levels of individual annual performance and for significant efforts to enhance the financial performance of the Company. The Compensation Committee (the "Committee") of the Board of Directors administers the Incentive Compensation Plan. The Committee has full discretion to construe and interpret the terms and provisions of the Incentive Compensation Plan and related agreements. In addition, the Committee has the authority to make all determinations under the Incentive Compensation Plan, and to prescribe, amend and rescind rules relating to the administration of the Incentive Compensation Plan. Capitalized terms not otherwise expressly defined herein shall have the meaning specified in the Incentive Compensation Plan.

  Shares Reserved for Awards. The total number of shares of the Company's Common Stock set aside for awards under the Incentive Compensation Plan is 250,000 shares, subject to certain adjustments described below. The number and kind of shares available under the Incentive Compensation Plan are subject to adjustment in the event of certain extraordinary events, such as a reorganization, merger, consolidation, recapitalization, reclassification, stock-split or similar event. The number of shares covered by awards outstanding are also subject to adjustment in these events.

  Incentive Compensation Amounts. Each of the four Founding Managers is entitled to one quarter of amounts payable under the Incentive Compensation Plan. Subject to the limitations described below, the amount available for incentive awards (the "Incentive Pool") for each fiscal year, commencing in 1997, is an amount equal to a percentage of the Company's earnings ("Earnings") before income taxes and without deducting amounts payable under the Incentive Compensation Plan. The specific percentage of Earnings which is used to determine the Incentive Pool is based on the ratio (the "Ratio") of Earnings to Total Stockholders' Equity. If the Ratio is at least 25% but less than 50%, the Incentive Pool is an amount equal to 5% of Earnings in excess of 25% of Total Stockholders' Equity. If the Ratio is at least 50%, the Incentive Pool is an amount equal to the sum of (i) 5% of Earnings in excess of 25% of Total Stockholders' Equity, plus (ii) 2% of Earnings in excess of 50% of Total Stockholders' Equity. Total Stockholders' Equity for purposes of this calculation is equal to the amount of stockholders' equity as of January 1 of each fiscal year adjusted on a pro-rata basis for any equity offerings completed during the fiscal year.

  Limits on Incentive Compensation. The Incentive Compensation Plan limits the aggregate amount of cash payable thereunder for each fiscal year. The maximum cash award payable for fiscal 1997 is 100% of the Founding Manager's base salary in such year and thereafter is 200% of such base salary. In the event the Incentive Pool for any fiscal year exceeds such maximum amounts, the balance of the awards will be paid in shares of restricted stock valued at the fair market value of the Company's Common Stock at the time of the award. The restricted stock will vest in equal annual installments over a three year period. In the event that a Founding Manager's employment terminates with the Company for any reason other than death or total disability, shares of restricted stock which have not yet become vested shall be forfeited. Notwithstanding the preceding, upon the occurrence of certain Change of Control Events, unvested shares subject to a restricted stock award will become fully vested. A Founding Manager who receives shares of restricted stock will be entitled to cash dividends and voting rights for each share of restricted stock issued under the Incentive Compensation Plan.

  Restrictions. If the payment of a Founding Manager's benefits under the Incentive Compensation Plan would cause the Company to violate any covenant contained in any agreement entered into by the Company with a third party, the payment of benefits under the Incentive Compensation Plan are deferred until such time as the Company would remain in compliance with these covenants after such benefits are paid. In addition, if the Company is in violation of any third party financial covenant, the payment of benefits will be deferred until the Company is in compliance with its financial covenants after such benefits are paid.

  Semi-Annual and Annual Payments. On July 31 and January 31 of each year, the Founding Managers are entitled to a cash advance equal to 80% of the amount payable as of June 30 and December 31 based on the Company's unaudited financial statements as of such dates. To the extent the Incentive Pool for any fiscal year exceeds the aggregate of the semi-annual cash awards, an additional award in cash and/or restricted stock will be payable to the Founding Managers in a lump sum within 10 days of the receipt of the Company's audited financial statements for such fiscal year. To the extent the Incentive Pool for any fiscal year is less than the aggregate of the semi-annual cash advances, the Founding Managers shall refund in a lump sum the excess cash advances within 10 days of the completion of the Company's audited financial statements for such fiscal year.

 Stock Option Plan

  The Company adopted the New Century Financial Corporation 1995 Stock Option Plan (the "Stock Option Plan") in December 1995. The Stock Option Plan is intended to provide a means to attract, motivate and retain key employees, consultants, advisors and knowledgeable directors of the Company and to promote the success of the Company.

  Under the Stock Option Plan, awards ("Awards") may consist of any combination of stock options (incentive or nonqualified), restricted stock, stock appreciation rights ("SARs") and performance share awards. The number of shares of Common Stock reserved for issuance that may be issued under the Stock Option Plan currently is 2,000,000. The maximum number of shares that may be covered by options and SARs granted to any participant during a calendar year is 500,000 shares. Each of the foregoing limits is subject to adjustment under certain circumstances as described more fully in Section 6.2 of the Stock Option Plan. Awards under the Stock Option Plan may be made to officers and key employees of the Company, to consultants of the Company and to directors who are not employees or officers of the Company ("Non-Employee Directors"). See "Management--Director Compensation." As of May 31, 1997, the Company had granted options to purchase a total of 1,267,520 shares of Common Stock under the Stock Option Plan (of which 1,267,520 options remained outstanding and 36,450 shares were vested) which include options to purchase an aggregate of 60,000 shares of Common Stock which have been granted to the non-employee directors. The Company will grant options to purchase 441,500 shares of Common Stock upon the closing of the Offering, including an option to purchase 62,500 shares subject to three year vesting in equal annual installments, to each of Messrs. Cole, Morrice, Gotschall and Holder.

  In addition to the above options, a restricted stock award covering 92,500 shares of Common Stock has been granted to each of Messrs. Cole, Morrice, Gotschall and Holder, of which 92,500, 61,667 and 30,833 shares will be subject to forfeiture until the first, second and third anniversaries of the date of grant, respectively.

  The Stock Option Plan provides that all Awards are non-transferable and will not become subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge. The Compensation Committee may, however, permit Awards to be exercised by certain persons or entities related to a participant for estate and/or tax planning purposes. Only the participant, subject to the above exceptions, may exercise an Award during the participant's lifetime.

  Participants in the Stock Option Plan are recommended by management and approved by the Compensation Committee. The Compensation Committee is appointed by the Board of Directors and has the authority to construe and interpret the Stock Option Plan and any agreements thereunder, prescribe, amend and rescind rules and regulations relating to the administration of the Stock Option Plan, accelerate or extend the vesting or exercisability or extend the term of any or all outstanding Awards (within the maximum 10 year limit on the term of Awards), and make all other determinations necessary or desirable for the administration of the Stock Option Plan.

  Nonqualified stock options and incentive stock options (those intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")) may be granted under the Stock Option Plan. Incentive stock options may only be granted to employees of the Company. The Compensation Committee determines the exercise price, vesting provisions, and terms of Options. However, the exercise price of incentive stock options cannot be less than the fair market value of the Common Stock on the date of grant (110% if granted to an employee who owns 10% or more of the Common Stock).

  The Stock Option Plan contains a Non-Employee Director program which provides for the grant of options to Non-Employee Directors. Under this program, each Non-Employee Director who was elected or appointed to the Board of Directors at the Company's 1997 annual meeting of stockholders was granted a nonqualified stock option to purchase 15,000 shares of Common Stock. In addition, upon any other individual's initial election to the Board of Directors as a Non-Employee Director (or initial appointment to the Board of Directors as a Non-Employee Director), such Non-Employee Director will be granted a nonqualified stock option to purchase 15,000 shares of Common Stock. The number of shares provided for each grant is subject to adjustment upon certain events as provided in Section 6.2 of the Stock Option Plan. The purchase price per share for options granted under this program will equal the fair market value of the Common Stock on the date of grant. Each option granted under this program becomes exercisable in installments according to the following schedule: (i) one-third of the total number of shares subject to the option become exercisable on the first anniversary of the grant date, (ii) an additional one-third of the total number of shares subject to the option become exercisable on the second anniversary of the grant date, and (iii) the remaining number of shares subject to the option become exercisable on the third anniversary of the grant date. These options are granted for 10 year terms, but will terminate earlier if the director ceases to be a member of the Board of Directors.

  Restricted stock awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Each restricted stock award agreement must specify the number of shares of Common Stock to be issued, the date of such issuance, the price, if any, to be paid for such shares by the participant, whether and to what extent the cash consideration paid for such shares shall be returned upon forfeiture and the restrictions imposed on such shares, which will not terminate earlier than six months after the date the restricted stock is awarded. Shares subject to restricted stock awards are nontransferable and held by the Company until such shares have vested and are subject to a risk of forfeiture unless certain conditions are satisfied.

  SARs may be granted in connection with stock options or separately. SARs granted in connection with stock options will provide for payments to the holder based upon increases in the price of the Common Stock over the exercise price of the related option on the exercise date. The Compensation Committee may elect to pay SARs in cash, Common Stock or in a combination of cash and Common Stock.

  Performance share awards may be granted on the basis of such factors as the Compensation Committee deems appropriate. Generally, these awards will be based upon specific agreements and will specify the number of shares of Common Stock subject to the award, the price, if any, to be paid for such shares by the participant and the conditions upon which the issuance to the participant will be based.

  Without limiting the generality of the foregoing, the Stock Option Plan will permit the Compensation Committee to grant certain other types of Awards ("Performance Based Awards") which are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Options and SARs that are granted at fair market value are intended to qualify as Performance-Based Awards. In addition, other share-based awards may be granted under the Stock Option Plan and are intended to qualify as Performance-Based Awards. The Stock Option Plan also provides for the grant of Performance-Based Awards that are not denominated nor payable in and do not have a value derived from the value of or a price related to shares of Common Stock and are payable only in cash ("Cash--Based Awards").

  The eligible class of persons for Performance-Based Awards is all executive officers of the Company. The maximum number of shares of Common Stock which may be delivered pursuant to all Awards that are granted as Performance-Based Awards to any participant in any calendar year may not exceed 500,000 shares (subject to adjustment) and the annual aggregate amount of compensation that may be paid to any participant in respect of Cash-Based Awards may not exceed $1,000,000.

  The performance goals of Performance-Based Awards are any one or a combination of Cash Flow, Earnings Per Share, Gain on Sale of Loans, Loan Production Volume, Loan Quality, Return on Equity, and Total Stockholder Return (each as defined in Article VII of the Stock Option Plan). These goals will be applied over performance cycles as determined by the Compensation Committee. Specific cycles and target levels of performance, as well as the award levels, will be determined by the Compensation Committee not later than the applicable deadline under Section 162(m) of the Code and in any event at a time when achievement of such targets is substantially uncertain. Appropriate adjustments to goals and targets may be made by the Compensation Committee based upon objective criteria in the case of certain events that were not anticipated at the time goals were established. The Company believes that specific performance targets (when established) are likely to constitute confidential business information, the disclosure of which may adversely affect the Company or mislead the public.

  The Compensation Committee must certify the achievement of the applicable performance goals and the actual amount payable to each participant under Performance-Based Awards prior to payment. The Compensation Committee may retain discretion to reduce, but not increase, the amount payable under a Performance-Based Award, notwithstanding the achievement of targeted performance goals. Performance-Based Awards may be fully accelerated or the Compensation Committee may provide for partial credit in the event of certain events circumstances that the Compensation Committee may determine.

  Options which have not yet become exercisable will lapse upon the date a participant is no longer employed by the Company for any reason. Options which have become exercisable must generally be exercised within 30 days after such date if the termination of employment was for any reason other than retirement, total disability, death or discharge for cause. In the event the participant is discharged for cause, all options will lapse immediately upon such termination of employment. If the termination of employment was due to retirement, total disability or death, the options, which are exercisable on the date of such termination, must be exercised within three months of the date of such termination or such shorter period provided in the award agreement. SARs granted concurrently with an option have the same termination provisions as the option to which they relate. The termination provisions of SARs granted independently of an option are governed by the applicable award agreement. In the event of a termination of services to or employment with the Company for any reason, shares of Common Stock subject to a participant's restricted stock award will be forfeited in accordance with the related award agreement to the extent such shares have not vested on the date of termination. Likewise, in the event of a termination of services to or employment with the Company for any reason, shares of Common Stock subject to a participant's performance share award will be forfeited in accordance with the related award agreement to the extent such shares have not been issued or become issuable on the date of termination.

  In the event the stockholders of the Company approve the dissolution or liquidation of the Company, certain mergers or consolidations or the sale of substantially all of the business assets of the Company, unless prior to such event the Board of Directors determines that there will be either no acceleration or limited acceleration of awards, each option and related SAR will become immediately exercisable, restricted stock will immediately vest and the number of shares or an amount of cash covered by each performance share award will be issued or paid to the participant.

  The authority to grant new Awards under the Stock Option Plan will terminate on the tenth anniversary of its adoption by the Board of Directors, unless the Stock Option Plan is terminated prior to that time by the Board of Directors. Such termination typically will not affect rights of participants which accrued prior to such termination. The Board of Directors and the Compensation Committee may make certain amendments to the Stock Option Plan and outstanding Awards. To the extent required by applicable law or deemed necessary by the Board of Directors, the Stock Option Plan may not be amended, without shareholder consent, to increase the maximum number of shares which may be delivered pursuant to Awards granted thereunder, materially increase the benefits accruing to participants thereunder or materially change the requirements as to the eligibility to participate therein.

  With respect to nonqualified stock options, the Company is generally entitled to deduct an amount equal to the difference between the option exercise price and the fair market value of the shares at the time of exercise. With respect to incentive stock options, the Company is generally not entitled to a similar deduction either upon grant of the option or at the time the option is exercised. The current federal income tax consequences of other awards authorized under the Stock Option Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the stock over the purchase price only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); performance share awards generally are subject to tax at the time of payment; unconditional stock bonuses are generally subject to tax measured by the value of the payment received; and Cash-Based Awards generally are subject to tax at the time of payment; in each of the foregoing cases, the Company will generally have a corresponding deduction at the time the participant recognizes income. If an Award is accelerated under the Stock Option Plan, the Company may not be permitted to deduct the portion of the compensation attributable to the acceleration. Furthermore, if the compensation attributable to Awards is not "performance-based" within the meaning of Section 162(m) of the Code, the Company may not be permitted to deduct such compensation in certain circumstances.

 401(k) Profit Sharing Plan

  The Company has a 401(k) profit sharing plan that covers substantially all employees who have been employed by the Company for over three months and have attained the age of 21. The 401(k) plan allows eligible employees to defer amounts of their compensation up to the statutory limit each year. The Company matches 25% of employee contributions up to a maximum contribution by the Company of 1.5% of each employee's compensation. The Company also has a discretionary matching program under the plan, through which the Company may make contributions to employees out of the Company's current or accumulated net profit. In 1996, the Company contributed $47,000 to its 401(k) profit sharing plan.

              CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  In December 1996, the Company issued warrants to purchase the following number of shares of Common Stock, exercisable at $3.50 per share, to the following directors, executive officers and 5% security holders (collectively, the "Warrantholders") in satisfaction of their preemptive rights as stockholders: Cornerstone (220,656 shares), Westrec Rollover PS Plan (11,032 shares), Michael M. Sachs (16,550 shares), Harlan W. Smith (11,032 shares), Harcol Limited Partnership (11,032 shares), Cornerstone Equity Partners, L.L.C. (11,032 shares), Martin F. Ryan, Ltd. Defined Benefit Pension Plan (8,274 shares), Robert K. Cole (55,556 shares), Brad A. Morrice (54,453 shares), Samantha H. Morrice Trust (1,103 shares), Edward F. Gotschall (50,040 shares), and Steven G. Holder (47,834 shares). The Warrantholders voluntarily exercised these warrants on May 30, 1997. John Bentley and Sherman Chu, directors of the Company, are principals of Cornerstone Equity Partners, L.L.C., which manages certain aspects of and has a 20% "back-end" ownership interest in Cornerstone Fund I, L.L.C. Michael Sachs, a director of the Company, is the trustee of Westrec Rollover PS Plan. Harlan W. Smith, a director of the Company, is a general partner in Harcol Limited Partnership. Martin F. Ryan, a director of the Company, is the trustee of Martin F. Ryan, Ltd. Defined Benefit Pension Plan. The sole beneficiary of the Samantha H. Morrice Trust is the daughter of Brad A. Morrice, a director and executive officer of the Company.

  In connection with a letter of intent regarding the possible purchase of a subsidiary of Westrec Financial, Inc. ("Westrec"), the Company paid an aggregate of approximately $68,000 through March 31, 1997 to Westrec for the payment of certain operating expenses of such subsidiary. In exchange for the payment of such expenses, the Company received an option to purchase all of the outstanding shares of the subsidiary. The letter of intent was terminated in April 1997. Michael Sachs, a director of the Company, is the Chief Executive Officer, Chairman and primary shareholder of Westrec.

  In connection with the sale of 545,000 shares of Common Stock to Comerica, the Company and Comerica have agreed to enter into certain arrangements concerning servicing and other strategic relationships. Under the arrangements, the Company will pay certain fees to Comerica and has issued warrants to purchase 100,000 shares of Common Stock. The Company has also reserved an additional 233,333 shares of Common Stock for issuance under warrants to be granted to Comerica if certain performance goals are met, such as (i) the commencement of servicing operations under the sub-servicing arrangements between the Company and Comerica, (ii) the completion of one year of servicing operations under such sub-servicing agreements, and (iii) the funding of $20 million in loans by the Company as a result of leads developed through Comerica's branch system and consumer loan portfolio. See "Prospectus Summary--Recent Developments--Comerica Investment and Strategic Relationship."

          BENEFICIAL OWNERSHIP OF SECURITIES AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of May 31, 1997, as adjusted to reflect the sale of 2,900,000 shares by the Company in the Offering, by (i) each director of the Company, (ii) each of the named executive officers, (iii) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock, (iv) all directors and executive officers of the Company as a group and (v) each Selling Stockholder.

                                                                 COMMON STOCK
                             COMMON STOCK                     TO BE BENEFICIALLY
                          BENEFICIALLY OWNED                         OWNED
                           PRIOR TO OFFERING                 AFTER THE OFFERING(2)
                          ---------------------              ------------------------
                            NUMBER               NUMBER OF     NUMBER
                              OF                SHARES BEING     OF
  BENEFICIAL OWNERS(1)      SHARES    PERCENT   OFFERED (2)    SHARES      PERCENT
  --------------------    ----------- --------- ------------ ------------ -----------
Cornerstone Fund I,
 L.L.C.(3)..............    4,220,656    38.40%   600,000       3,620,656     26.06%
Comerica Incorporat-
 ed(4)..................      545,000     4.96        --          545,000      3.92
Brad A. Morrice(5)(6)...    1,223,217    11.13        --        1,223,217      8.80
Robert K. Cole(5).......    1,222,735    11.12        --        1,222,735      8.80
Edward F. Gotschall(5)..    1,119,632    10.19        --        1,119,632      8.06
Steven G. Holder(5).....    1,078,391     9.81        --        1,078,391      7.76
John C. Bentley(7)......      211,032     1.92        --          211,032      1.52
Sherman I. Chu(7).......      211,032     1.92        --          211,032      1.52
Harlan W. Smith(8)......      422,064     3.84        --          422,064      3.04
Martin F. Ryan(9).......      158,274     1.44        --          158,274      1.14
Michael M. Sachs(10)....      527,582     4.80        --          527,582      3.80
Fredric J. Forster......          --         *        --              --          *
All directors and execu-
 tive officers as a
 group (9 persons)......    5,962,927    54.25%                 5,329,831     38.37%

--------

   * Less than one percent.

 (1) Unless otherwise indicated, each of the stockholders named in this table has sole voting and dispositive power with respect to the shares shown as beneficially owned.

 (2) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters' over-allotment option is exercised in full, (i) Cornerstone Fund I, L.L.C. will sell an additional 250,000 shares of Common Stock and the number of shares and the percent of Common Stock to be beneficially owned after the Offering by Cornerstone Fund I, L.L.C. will be 3,370,656 shares and 23.9%, respectively, (ii) Cornerstone Equity Partners, L.L.C. ("CEP") will sell 42,500 shares of Common Stock and the number of shares and the percent of Common Stock to be beneficially owned after the Offering by CEP will be 168,532 shares and 1.19%, respectively and (iii) the number of shares and the percent of Common Stock to be beneficially owned after the Offering by all directors and executive officers as a group will be 5,037,331 and 35.7%, respectively.

 (3) Such person may be reached at 5050 N. 40th Street, Suite 310, Phoenix, Arizona 85018. The Foundation Companies, Inc. is the managing member of Cornerstone Fund I, L.L.C. and CEP is a member of Cornerstone Fund I, L.L.C. The Foundation Companies, Inc. has sole voting power and shares dispositive power with CEP with respect to the shares owned by Cornerstone Fund I, L.L.C. The Foundation Companies, Inc. is a wholly-owned subsidiary of the Baptist Foundation of Arizona, which may also be deemed to be the beneficial owner of the shares owned by Cornerstone Fund I, L.L.C.

 (4) Such person may be reached at 3551 Hamlin Road, Auburn Hills, Michigan
     48326.

 (5) Each of such persons may be reached through the Company at 4910 Birch Street, Suite 100, Newport Beach, California 92660.

 (6) Includes 1,103 shares of Common Stock owned by the Samantha H. Morrice Trust, the sole beneficiary of which is Mr. Morrice's minor daughter.


 (7) Includes 211,032 shares of Common Stock owned by CEP. As principals of CEP, Messrs. Bentley and Chu share voting and dispositive power of the shares owned by CEP and may be deemed to be the beneficial owners of the shares owned by Cornerstone Fund I, L.L.C. See note (3) above.

 (8) Includes 211,032 shares of Common Stock owned by Harcol Limited Partnership, of which Mr. Smith is a general partner.

 (9) All 158,274 shares of Common Stock are owned by the Martin F. Ryan, Ltd. Defined Benefit Pension Plan, of which Mr. Ryan is the trustee. Martin F. Ryan, a director of the Company, is a director of The Foundation Companies, Inc. See note (3) above.

(10) Includes 211,032 shares of Common Stock owned by Westrec Rollover PS Plan, of which Mr. Sachs is the trustee.

                         DESCRIPTION OF CAPITAL STOCK

  Upon closing of this Offering, the authorized capital stock of the Company will consist of 45,000,000 shares of Common Stock and 7,500,000 shares of Preferred Stock. Upon the closing of the Offering, the Company will have 13,892,373 shares of Common Stock outstanding and no shares of Preferred Stock outstanding.

COMMON STOCK

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors. The Company's Certificate of Incorporation does not provide for cumulative voting in the election of directors.

  Holders of Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor. The Company does not anticipate paying any cash dividends in the foreseeable future. See "Risk Factors--Absence of Dividends" and "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and after satisfaction of the liquidation preference of any outstanding Preferred Stock.

  Upon completion of the Offering, no holders of Common Stock will have preemptive rights. In addition, holders of Common Stock have no conversion or redemption rights and are not subject to further assessments by the Company. Upon consummation of the Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as may be provided for the particular series. Any series of Preferred Stock may possess voting, dividend, liquidation and redemption rights superior to those of the Common Stock. The rights of holders of Common Stock will be subject to and may be adversely affected by the rights of the holders of any Preferred Stock that may be issued in the future. Issuance of a new series of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring, the outstanding voting stock of the Company, and make removal of the present Board of Directors more difficult. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors--Anti-Takeover Provisions."

REGISTRATION RIGHTS

  After November 22, 1998, holders of approximately 10,392,373 shares of Common Stock, constituting all of the holders of Common Stock prior to the Offering, will be entitled to request that the Company effect a registration under the Securities Act, covering the sale of some or all of the shares owned by such holders, subject to certain conditions. Such holders may request that the Company effect three such registrations. In addition, the Company must use reasonable efforts to make registration statements under Forms S-2 and S-3 available to such holders, but is not obligated to do so. Finally, in the event the Company proposes to register any of its shares of Common Stock under the Securities Act, such holders of Common Stock are entitled to require that the Company include all or a portion of their shares in such registration, subject to certain conditions and limitations, including reductions in the number of shares to be registered. The Company is required to bear all registration expenses incurred in connection with the three demand registrations on Form S-1, and in all Form S-2, S-3 and Company registrations.

CERTAIN PROVISIONS OF DELAWARE LAW

  The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law (the "DGCL"). In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

APPLICATION OF THE CALIFORNIA GENERAL CORPORATION LAW TO THE COMPANY

  If the Company's equity securities are held by less than 800 stockholders and a majority of its outstanding shares are held by persons with California addresses and the Company has operational characteristics that indicate that it has significant contacts to California, the Company may be subject to
Section 2115 of the California Corporations Code. In such event, the Company would be subject to certain key provisions of the California General Corporation Law, including, without limitation, those provisions relating to the number of directors to be elected each year (all directors would be required to be elected each year under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to cumulate votes at elections of directors (cumulative voting would be mandatory under California law applicable to companies with less than 800 beneficial holders of their equity securities), the stockholders' right to remove directors without cause (which under California law is subject to the stockholders' right to cumulative voting), the Company's ability to indemnify its officers, directors and employees (which generally is more limited in certain situations in California than in Delaware), the Company's ability to make distributions, dividends or repurchases (which generally is more restrictive in California than in Delaware), inspection of corporate records (which is generally more available in California than in Delaware), approval of certain corporate transactions, and dissenters' rights. After consultation with the Underwriters of this Offering, the Company anticipates that it will have more than 800 stockholders following the completion of this Offering.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by applicable law a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except as provided in the situations described in clauses
(i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

  The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into agreements with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify, subject to certain limitations, such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

PROVISIONS OF CERTIFICATE OF INCORPORATION AND BYLAWS

  Certain provisions of the Company's Certificate of Incorporation and Bylaws summarized in the following paragraphs may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

 Classified Board of Directors

  Under the Company's Certificate of Incorporation, the Board of Directors of the Company is divided into three classes, with staggered terms of three years each. Each year the term of one class expires. The Company's Certificate of Incorporation provides that any vacancies on the Board of Directors may be filled by the affirmative vote of a majority of the directors then in office, even if less than a quorum.

 Stockholders Meeting Requirement

  Under the Company's Certificate of Incorporation, any election or other action by stockholders of the Company must be effected at an annual or special meeting of stockholders and may not be effected by written consent without a meeting.

 Advance Notice Requirements

  Under the Company's Bylaws, stockholders will be required to comply with advance notice provisions with respect to any proposal submitted for stockholder vote. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days' notice of the date of the meeting is given, notice by the stockholder to be timely must be received no later than the tenth day following the day on which such notice of the date of the meeting was first made by the Corporation. If notice has not been given pursuant to these provisions, the chairman of the meeting may declare to the meeting that the proposed business was not properly brought before the meeting and such business may not be transacted at the meeting. These provisions may preclude some stockholders from bringing matters before the stockholders at an annual or special meeting.

 Supermajority Voting Requirements

  Under the Company's Bylaws, a vote of two-thirds of the directors is required to change the number of directors of the Company.

LISTING

  There is no public trading market for the Common Stock. Application has been made to have the Common Stock approved for quotation on Nasdaq under the trading symbol "NCEN."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is U.S. Stock Transfer Corporation.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offering, the Company will have outstanding 13,892,373 shares of Common Stock. Of the outstanding shares, 3,500,000 shares will be freely tradeable without restriction or further registration under the Securities Act unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act.

  The remaining 10,392,373 shares of Common Stock outstanding are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and are eligible for sale subject to holding period, volume and other limitations imposed by that rule. As described below, Rule 144 permits resales of restricted securities subject to certain restrictions. In addition, stock options for an additional 1,267,520 shares of Common Stock have been granted to certain non-employee directors and employees of the Company under the Stock Option Plan, and options to acquire 441,500 shares will be granted upon the closing of the Offering. Options to acquire 127,500 shares of Common Stock have also been granted or will be granted to two executive officers and two non-employee directors of the Company outside the Stock Option Plan, warrants to purchase 100,000 shares of Common Stock have been issued to Comerica and warrants to purchase an additional 233,333 shares of Common Stock will be issued to Comerica subject to the completion by Comerica of certain performance events. All of the Comerica warrants will have an exercise price equal to the initial public offering price of the Company's Common Stock, subject to vesting in equal installments on December 31, 1997, 1998 and 1999. Accelerated vesting will occur upon (i) certain changes in control of the Company or (ii) the inclusion of the shares underlying the warrants in a registration statement, subject to certain limitations, upon exercise of Comerica's registration rights. An additional 290,980 shares of Common Stock are reserved for future issuance under the Stock Option Plan. The Company and certain stockholders have agreed, subject to certain conditions, that they will not offer, sell or otherwise dispose of any of the shares of Common Stock or securities convertible into Common Stock owned by them for 180 days from the date of this Prospectus and the commencement of the Offering, respectively, without the prior written consent of Montgomery Securities on behalf of the Underwriters.

  In general, under Rule 144 as in effect as of April 29, 1997, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (approximately 138,924 shares immediately after the Offering) or (ii) the average weekly trading volume of the Company's Common Stock on Nasdaq during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations and requirements described above.

  The Company intends to file a registration statement under the Securities Act to register shares of Common Stock reserved for issuance under its Stock Option Plan, thus permitting the resales of such shares by non-affiliates in the public market without restriction under the Securities Act. Such registration statement is expected to be filed shortly after the date of this Prospectus. As of the closing of the Offering, options to purchase an aggregate of 1,709,020 shares of Common Stock will be outstanding under the Stock Option Plan.

                                  UNDERWRITING

  The Underwriters named below represented by Montgomery Securities and Piper Jaffray Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, to purchase from the Company and the Selling Stockholder the number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of such shares if any are purchased.

                                                                       NUMBER OF
        UNDERWRITER                                                     SHARES
        -----------                                                    ---------
      Montgomery Securities...........................................
      Piper Jaffray Inc...............................................
                                                                       ---------
        Total......................................................... 3,500,000
                                                                       =========

  The Representatives have advised the Company and the Selling Stockholder that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may
allow to selected dealers a concession of not more than $   per share, and the
Underwriters may allow, and such dealers may reallow, a concession of not more
than $   per share to certain other dealers. After this Offering, the offering price and other selling terms may be changed by the Representatives. The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

  The Company and the Selling Stockholders have granted options to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 525,000 additional shares of Common Stock to cover over-allotments, if any, at the offering price less the underwriting discount set forth on the cover page of this Prospectus. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with Offering.

  The Underwriters have reserved up to 175,000 shares of Common Stock offered hereby for sale at the Offering price to directors, officers and employees of the Company and to certain other persons.

  The Underwriting Agreement provides that the Company and the Selling Stockholder will indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof. The Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

  All of the Company's officers and directors and certain of the Company's stockholders have agreed that they will not, without the prior written consent of Montgomery Securities (which consent may be withheld in its sole discretion) and subject to certain limited exceptions, directly or indirectly, sell, offer, contract or grant any option to sell, make any short sale, pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of Common Stock, options or warrants to acquire Common Stock, or securities exchangeable or exercisable for or convertible into Common Stock currently owned either of record or beneficially by them or announce the intention to do any of the foregoing, for a period commencing on the date of this Prospectus and continuing to a date 180 days after such date. Montgomery Securities may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. In addition, the Company has agreed that, for a period of 180 days after the date of this Prospectus, it will not, without the consent of Montgomery Securities, issue, offer, sell or grant options to purchase or otherwise dispose of any equity securities or securities convertible into or exchangeable for equity securities except for (i) the issuance of shares of Common Stock offered hereby, (ii) the issuance of shares of Common Stock pursuant to the exercise of outstanding options and (iii) the grant of options to purchase shares of Common Stock pursuant to the Stock Option Plan and shares of Common Stock issued pursuant to the exercise of such options. See "Management--Stock Option Plan" and "Shares Eligible for Future Sale."

  Prior to this Offering, there has been no public market for the Common Stock. Consequently, the initial public offering price will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. Among the factors to be considered in such negotiations are the history of, and prospects for, the Company and the industry in which it competes, an assessment of the Company management, its past and present operations and financial performance, the prospects for future earnings of the Company, the present state of the Company's development, the general condition of the securities markets at the time of the Offering, the market prices of and demand for publicly traded common stocks of comparable companies in recent periods and other factors deemed relevant.

  The Representatives have advised the Company that, pursuant to Regulation M under the Securities Act, certain persons participating in this Offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, which may have the effect of stabilizing or maintaining the market price of the Common Stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of the Common Stock on behalf of the Underwriters for the purpose of fixing or maintaining the price of the Common Stock. A "syndicate covering transaction" is the bid for or the purchase of the Common Stock on behalf of the Underwriters to reduce a short position incurred by the Underwriters in connection with this Offering. A "penalty bid" is an arrangement permitting the Representatives to reclaim the selling concession otherwise accruing to an Underwriter or syndicate member in connection with this Offering if the Common Stock originally sold by such Underwriter or syndicate member is purchased by the Representative in a syndicate covering transaction and has therefore not been effectively placed by such Underwriter or syndicate member. The Representatives have advised the Company that such transactions may be effected on Nasdaq or otherwise and, if commenced, may be discontinued at any time.

  Montgomery Securities has performed certain investment banking and advisory services for the Company in the past.

  The Representatives have informed the Company that the Underwriters do not expect to make sales to accounts over which they exercise discretionary authority in excess of 5% of the number of shares of Common Stock offered hereby.

                                 LEGAL MATTERS

  Certain matters relating to this Offering are being passed upon for the Company by O'Melveny & Myers LLP, Newport Beach, California. A partner of such firm owns 211,032 shares of Common Stock of the Company. Brobeck, Phleger & Harrison LLP, Newport Beach, California will act as counsel for the Underwriters.

                                    EXPERTS

  The financial statements of the Company as of December 31, 1996 and December 31, 1995, for the year ended December 31, 1996 and for the period from November 17, 1995 (inception) to December 31, 1995 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), in Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, including exhibits thereto, as well as the reports and other information filed by the Company with the Commission, may be inspected without charge at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         PAGE
                                                                       REFERENCE
                                                                       ---------
Independent Auditors' Report..........................................    F-2
  Consolidated Balance Sheets as of December 31, 1996 and 1995........    F-3
  Consolidated Statements of Operations for the year ended December
   31, 1996, and for the period from November 17, 1995 (inception) to
   December 31, 1995..................................................    F-4
  Consolidated Statements of Changes in Stockholders' Equity for the
   year ended December 31, 1996, and for the period from November 17,
   1995 (inception) to December 31, 1995..............................    F-5
  Consolidated Statements of Cash Flows for the year ended December
   31, 1996, and for the period from November 17, 1995 (inception) to
   December 31, 1995..................................................    F-6
  Notes to Consolidated Financial Statements for the year ended
   December 31, 1996, and for the period from November 17, 1995
   (inception) to December 31, 1995...................................    F-7
  Condensed Consolidated Balance Sheets as of March 31, 1997
   (unaudited) and December 31, 1996..................................   F-20
  Condensed Consolidated Statements of Operations (unaudited) for the
   three months ended March 31, 1997 and 1996 ........................   F-21
  Condensed Consolidated Statements of Cash Flows (unaudited) for the
   three months ended March 31, 1997 and 1996 ........................   F-22
  Notes to Condensed Consolidated Financial Statements (unaudited) for
   the three months ended March 31, 1997 and 1996.....................   F-23

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors
New Century Financial Corporation:

  We have audited the accompanying consolidated balance sheets of New Century Financial Corporation and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year ended December 31, 1996 and the period from November 17, 1995 (inception) to December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Century Financial Corporation and subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for the year ended December 31, 1996 and the period from November 17, 1995 (inception) to December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Orange County, California
March 7, 1997, except
 for note 4, which is
 as of March 28, 1997.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 1996    1995
                                                                ------- ------
                                     ASSETS
Cash and cash equivalents...................................... $ 3,041 $3,029
Loans receivable held for sale, net (notes 2 and 4)............  57,990    --
Accrued interest receivable....................................     786    --
Office property and equipment (notes 3 and 5)..................   1,620     34
Prepaid expenses and other assets..............................   1,201     88
                                                                ------- ------
                                                                $64,638 $3,151
                                                                ======= ======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Warehouse lines of credit (note 4)............................. $55,659 $  --
Notes payable (note 5).........................................   1,326    --
Income taxes payable (note 7)..................................     839    --
Accounts payable and accrued liabilities.......................   2,283     83
Deferred income taxes (note 7).................................     128    --
                                                                ------- ------
                                                                 60,235     83
                                                                ------- ------
Stockholders' equity (notes 9 and 10):
  Preferred stock, $.01 par value. Authorized 7,320,000 shares:
    Series A Convertible Preferred Stock--issued and
     outstanding 5,500,000 shares..............................      54     54
    Series B Convertible Preferred Stock--issued and
     outstanding 320,000 shares................................       4      4
  Common Stock, $.01 par value. Authorized 12,963,778 shares;
   issued and outstanding 528,618 shares.......................       6      6
  Additional paid-in capital...................................   3,086  3,086
  Retained earnings (deficit), restricted......................   1,253    (82)
                                                                ------- ------
      Total stockholders' equity...............................   4,403  3,068
Commitments and contingencies (notes 6 and 8)..................
Subsequent events (notes 2, 4, 5 and 6)........................
                                                                ------- ------
                                                                $64,638 $3,151
                                                                ======= ======

          See accompanying notes to consolidated financial statements.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                    PRO FORMA                     PERIOD FROM
                                -----------------              NOVEMBER 17, 1995
                                   YEAR ENDED      YEAR ENDED   (INCEPTION) TO
                                DECEMBER 31, 1996 DECEMBER 31,   DECEMBER 31,
                                    (NOTE 14)         1996           1995
                                ----------------- ------------ -----------------
                                   (UNAUDITED)
Revenues:
 Gain on sale of loans (note
  2)..........................     $   11,630       $11,630          $--
 Interest income..............          2,846         2,846            14
 Servicing fees...............             29            29           --
                                   ----------       -------          ----
    Total revenues............         14,505        14,505            14
                                   ----------       -------          ----
Expenses:
 Personnel....................          6,328         6,083            54
 General and administrative
  (note 11)...................          2,456         2,456            11
 Interest.....................          1,941         1,941           --
 Advertising and promotion....          1,169         1,169           --
 Servicing....................            269           269           --
 Professional services........            282           282            30
                                   ----------       -------          ----
    Total expenses............         12,445        12,200            95
                                   ----------       -------          ----
    Earnings (loss) before
     income taxes.............          2,060         2,305           (81)
Income taxes (note 7).........            867           970             1
                                   ----------       -------          ----
    Net earnings (loss).......     $    1,193       $ 1,335          $(82)
                                   ==========       =======          ====
Pro Forma earnings per share..     $     0.08
                                   ==========
Pro Forma weighted average
 number of shares outstanding.     14,530,439
                                   ==========


          See accompanying notes to consolidated financial statements.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                YEAR ENDED DECEMBER 31, 1996 AND THE PERIOD FROM
               NOVEMBER 17, 1995 (INCEPTION) TO DECEMBER 31, 1995

                             (DOLLARS IN THOUSANDS)

                         SERIES A  SERIES B                     RETAINED
                         PREFERRED PREFERRED COMMON ADDITIONAL  EARNINGS
                           STOCK     STOCK   STOCK   PAID-IN   (DEFICIT)
                          AMOUNT    AMOUNT   AMOUNT  CAPITAL   RESTRICTED TOTAL
                         --------- --------- ------ ---------- ---------- ------
Balance, November 17,
 1995 (inception).......   $--       $--      $--     $  --      $  --    $  --
Proceeds from issuance
 of Series A Preferred
 Stock (note 9).........     54       --       --      2,696        --     2,750
Proceeds from issuance
 of Series B Preferred
 Stock (note 9).........    --          4      --        156        --       160
Proceeds from issuance
 of Common Stock
 (note 9)...............    --        --         6       234        --       240
Net loss................    --        --       --        --         (82)     (82)
                           ----      ----     ----    ------     ------   ------
Balance, December 31,
 1995...................     54         4        6     3,086        (82)   3,068
Net earnings............    --        --       --        --       1,335    1,335
                           ----      ----     ----    ------     ------   ------
Balance, December 31,
 1996...................   $ 54      $  4     $  6    $3,086     $1,253   $4,403
                           ====      ====     ====    ======     ======   ======


          See accompanying notes to consolidated financial statements.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                YEAR ENDED DECEMBER 31, 1996 AND THE PERIOD FROM
               NOVEMBER 17, 1995 (INCEPTION) TO DECEMBER 31, 1995

                             (DOLLARS IN THOUSANDS)

                                                               1996      1995
                                                             ---------  ------
Cash flows from operating activities:
 Net earnings (loss)........................................ $   1,335  $  (82)
 Adjustments to reconcile net earnings (loss) to net cash
  provided by (used in)
  operating activities:
  Depreciation and amortization.............................       260     --
  Deferred income taxes.....................................       128     --
  Provision for losses......................................       706     --
  Loans originated or acquired for sale.....................  (357,727)    --
  Loan sales, net...........................................   298,713     --
  Principal payments on loans receivable held for sale......       418     --
  Increase in accrued interest receivable...................      (786)    --
  Increase in prepaid expenses and other assets.............    (1,125)    (88)
  Increase in warehouse lines of credit.....................    55,659     --
  Increase in income taxes payable..........................       839     --
  Increase in accounts payable and accrued liabilities......     2,100      83
                                                             ---------  ------
    Net cash provided by (used in) operating activities.....       520     (87)
                                                             ---------  ------
Cash flows from investing activities--purchase of office
 property and equipment.....................................   (1,834)    (34)
                                                             ---------  ------
Cash flows from financing activities:
 Net proceeds from notes payable............................     1,326     --
 Proceeds from issuance of stock............................       --    3,150
                                                             ---------  ------
    Net cash provided by financing activities...............     1,326   3,150
                                                             ---------  ------
    Net increase in cash and cash equivalents...............        12   3,029
Cash and cash equivalents at beginning of period............     3,029     --
                                                             ---------  ------
Cash and cash equivalents at end of period.................. $   3,041  $3,029
                                                             =========  ======
Supplemental cash flow disclosure:
 Interest paid.............................................. $   1,738  $  --
 Income taxes...............................................         3       1
                                                             =========  ======


          See accompanying notes to consolidated financial statements.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          DECEMBER 31, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization--New Century Financial Corporation (the "Company"), a Delaware corporation, was incorporated on November 17, 1995. The Company's subsidiary commenced operations in February 1996 and is a specialty finance company engaged in the business of originating, purchasing, selling and servicing mortgage loans secured primarily by first mortgages on single family residences.

  Principles of Consolidation--The accompanying consolidated financial statements include the accounts of the Company's wholly owned subsidiary, New Century Mortgage Corporation. All material intercompany balances and transactions are eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles.

  Cash and Cash Equivalents--For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of cash on hand and due from banks.

  Loans Receivable Held for Sale--Mortgage loans held for sale are stated at the lower of amortized cost or market as determined by outstanding commitments from investors or current investor-yield requirements calculated on an aggregate basis.

  Interest on loans receivable held for sale is credited to income as earned. Interest is accrued only if deemed collectible.

  Gains on Sale of Loans--Gains or losses resulting from sales of mortgage loans are recognized at the date of settlement and are based on the difference between the selling price and the carrying value of the related loans sold. Such gains and losses may be increased or decreased by the amount of any servicing released premiums received. Nonrefundable fees and direct costs associated with the origination of mortgage loans are deferred and recognized when the loans are sold.

  Allowance for Repurchase Losses--The allowance for repurchase losses on loans sold relates to costs incurred due to the repurchase of loans or indemnification of losses based on alleged violations of representations and warranties customary to the mortgage banking industry. The allowance represents the Company's estimate of losses expected to occur and is considered to be adequate. Provisions for losses are charged to expense and credited to the allowance and are determined to be adequate by management based upon the Company's evaluation of the potential exposure related to the loan sale agreements.

  Office Property and Equipment--Office property and equipment are stated at cost. The straight-line method of depreciation is followed for financial reporting purposes. Depreciation and amortization are provided in amounts sufficient to relate the cost of assets to operations over their estimated service lives or the lives of the respective leases. The estimated service lives for furniture and office equipment, computer hardware/software and leasehold improvements are five years, three years and five years, respectively.

  Organization Costs--Organization costs incurred in connection with the formation of the Company amounted to approximately $63,000 and are being amortized over a five-year period using the straight-line method. At December 31, 1996 and 1995, accumulated amortization was $12,000 and $0, respectively.

  Financial Statement Presentation--The Company prepares its financial statements using an unclassified balance sheet presentation as is customary in the mortgage banking industry. A classified balance sheet

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY presentation would have aggregated current assets, current liabilities and net working capital as of December 31, 1996 as follows (dollars in thousands):

         Current assets................................. $63,018
         Current liabilities............................  59,240
                                                         -------
          Net working capital........................... $ 3,778
                                                         =======

  Errors and Omissions Policy--In connection with the Company's lending activities, the Company has Fidelity Bond and Errors and Omissions insurance coverage of $500,000 each at December 31, 1996.

  Income Taxes--The Company intends to file consolidated Federal and combined state tax returns. The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Residual Interests in Securitizations--Residual interests in securitizations of real estate mortgage investment conduits (REMICs) are recorded as a result of the sale of loans through securitization. At the closing of each securitization, the Company removes from its balance sheet the mortgage loans held for sale and adds to its balance sheet (i) the cash received, (ii) the estimated fair value of the residuals from the securitizations which consists of (a) an overcollateralization amount (OC) and (b) a net interest receivable
(NIR). The excess of the cash received and assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the gain on sale of loans recorded by the Company.

  The Company allocates its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities (the senior certificates) and the portion retained (the residual interests) based on the relative fair values of those portions on the date of the sale.

  The Company may recognize gains or losses attributable to the change in the fair value of the residual interests, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is not aware of an active market for the purchase or sale of residual interests; accordingly, the Company estimates fair value of the residual interests by calculating the present value of the estimated expected future cash flows using a discount rate commensurate with the risks involved.

  NIRs are determined by using the amount of the excess of the weighted-average coupon on the loans sold over the sum of: (1) the coupon on the senior certificates, (2) a base servicing fee paid to the servicer of the loans, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans and (4) other expenses and revenues, which includes anticipated prepayment penalties. The significant assumptions used by the Company to estimate NIR cash flows are anticipated prepayments and estimated credit losses. The Company estimates prepayments by evaluating historical prepayment performance of comparable loans and the impact of trends in the industry. The Company estimates credit losses using available historical loss data for comparable loans and the specific characteristics of the loans included in the Company's securitizations.

  The OC represents the portion of the loans which are held by the trust as overcollateralization for the senior certificates sold and along with a certificate guarantor insurance policy serves as credit enhancement to the senior certificate holders. The OC initially consists of the excess of the principal balance of the mortgage loans sold to

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY the trust, less the principal balance of the certificates sold to investors. The OC is required to be maintained at a specified target level of the principal balance of the certificates, which can be increased significantly in the event delinquencies and or losses exceed certain specified levels. Cash flows received by the trust in excess of the obligations of the trust are deposited into the overcollateralization account until the target OC is reached. Once the target OC is reached, distributions of excess cash are remitted to the Company.

  Use of Estimates--Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates.

  Advertising--The Company accounts for its advertising costs as nondirect response advertising. Accordingly, advertising costs are expensed as incurred.

  Reclassification--Certain amounts for 1995 have been reclassified to conform to the 1996 presentation.

  Recent Accounting Developments--In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FASB No. 125), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB No. 125 is effective for transactions that occur after December 31, 1996 and it is to be applied prospectively. FASB No. 125 will require the Company to allocate its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities and the portion retained (the residual interests) based on the relative fair values of those portions on the date of the sale. The pronouncement requires the Company to account for the residual interests as "held-for-trading" securities which are to be recorded at fair value in accordance with SFAS No. 115. The Company adopted FASB No. 125 on January 1, 1997 and there was no material impact on the Company's financial position or results of operations.

2. LOANS RECEIVABLE HELD FOR SALE

  A summary of loans receivable held for sale, at the lower of cost or market at December 31, 1996 follows (dollars in thousands):

      Mortgage loans receivable........................................ $57,701
      Net deferred origination costs...................................     289
                                                                        -------
                                                                        $57,990
                                                                        =======

  The Company had no loans receivable held for sale at December 31, 1995.

  At December 31, 1996, the Company had loans receivable held for sale of approximately $1.1 million, on which the accrual of interest had been discontinued. If these loans receivable had been current throughout their terms, interest would have increased by approximately $26,000.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  Gain on Sale of Loans--Gain on sale of loans for the year ended December 31, 1996 was comprised of the following components (dollars in thousands):

      Gain from whole loan sale transactions..........................  $15,052
      Provision for losses............................................     (706)
      Nonrefundable fees..............................................    3,548
      Premiums, net...................................................   (1,973)
      Origination costs...............................................   (4,291)
                                                                        -------
                                                                        $11,630
                                                                        =======

  Originations and Purchases--During the year ended December 31, 1996, approximately 62.4% and 15.7% of the Company's total loan originations and purchases were in the states of California and Illinois, respectively.

  Significant Customers--The Company has entered into a number of transactions with two customers which accounted for more than 10% of the Company's loan sales. During the year ended December 31, 1996, the Company sold a total of approximately 51.4% and 32.2% of the loans sold to these two customers and recognized gross gains on sales of approximately 50.9% and 39.3% of the total gross gains.

3.OFFICE PROPERTY AND EQUIPMENT

  Office property and equipment consist of the following at December 31 (dollars in thousands):

                                                                     1996   1995
                                                                    ------  ----
      Leasehold improvements....................................... $   93  $ 2
      Furniture and office equipment...............................    547    4
      Computer hardware and software...............................  1,228   28
                                                                    ------  ---
                                                                     1,868   34

      Less accumulated depreciation and amortization...............   (248) --
                                                                    ------  ---
                                                                    $1,620  $34
                                                                    ======  ===

4. WAREHOUSE LINES OF CREDIT

  Warehouse lines of credit consist of the following at December 31 (dollars in thousands):

                                                                    1996   1995
                                                                   ------- -----
      A $55 million line of credit expiring in June 1997 secured by loans receivable held for sale, bearing interest based
       on one month LIBOR (5.54% at December 31, 1996)...........  $41,702 $ --
      A $175 million master repurchase agreement bearing interest based on one month LIBOR (5.54% at December 31, 1996). The agreement may be terminated by the lender giving 28 days
       written notice............................................   13,957   --
                                                                   ------- -----
                                                                   $55,659 $ --
                                                                   ======= =====

  The warehouse line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other requirements, restrict dividends, and maintain certain levels of net worth, liquidity of at least $1.5 million, debt to net worth ratios and maintenance of compliance with regulatory and investor requirements. At December 31, 1996, the Company was in compliance with these financial and other covenants.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  On March 14, 1997, the Company amended the $55 million line of credit agreement to include a working capital line of credit with the bank whereby the Company will be able to borrow up to $2.5 million. The working capital line of credit expires in June 1997, is unsecured and bears interest based on the bank's prime rate.

  On March 28, 1997, the $55 million line of credit was amended whereby the Company will be able to borrow up to $85 million. The terms and conditions of the amended line of credit are the same as the original terms and conditions mentioned above.

5.NOTES PAYABLE

  Notes payable consists of a financing line of credit of $1.5 million, collateralized by office property and equipment, bears interest at rates varying from 8.82% to 9.05% and expires in May 1997. The Company had borrowed approximately $1.3 million under this line as of December 31, 1996. The borrowings are payable in blended monthly payments of principal and interest and mature commencing from May 1999 to December 1999.

  The maturities of notes payable at December 31, 1996 are as follows (dollars in thousands):

      Due in 1 year or less............................................. $  459
      Due after 1 through 5 years.......................................    867
                                                                         ------
                                                                         $1,326
                                                                         ======

  In February 1997, the financing line of credit was amended whereby the Company will be able to borrow up to $2.5 million. The terms and conditions of the amended line of credit are the same as the original terms and conditions mentioned above.

6. COMMITMENTS AND CONTINGENCIES

  Servicing--The Company's portfolio of mortgage loans serviced for others is comprised of approximately $102 million at December 31, 1996, all of which were serviced on a temporary basis under interim servicing arrangements which the Company contracted with a subservicer to perform.

  The Company has a subservicing contract with a subservicer to service its loans receivable held for sale portfolio which together with the interim servicing portfolio noted above, totaled approximately $160 million at December 31, 1996.

  Related Party--The Company entered into employment agreements on December 1, 1995 with four executive officers (the "Founding Managers") of the Company expiring through December 1998. The Company is committed to pay minimum aggregate compensation of $720,000 per annum. In addition, the executive officers are entitled to certain employment-related benefits.

  In December 1996, the Company adopted the Founding Manager's Incentive Compensation Plan (the "Plan") for the benefit of the Founding Managers. The Plan provides for payment of incentive compensation equal to 12.5% of the Company's earnings before income taxes, provided that these earnings represent greater than 17.5% return on stockholders' equity as defined. In the event the aggregate incentive compensation amounts payable to Founding Managers for a fiscal year exceeds the aggregate base salaries of the Founding Managers, 50% of the excess amount will be distributed at the discretion of the Compensation Committee in cash installments or granted as a nonqualified stock option, and the remaining 50% will be distributed at the discretion of each Founding Manager in cash installments or granted as a nonqualified stock option. As of December 31, 1996 and 1995, the Company accrued $318,000 and $0, respectively, of incentive compensation under the Plan.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  Operating Leases--The Company and its subsidiary lease certain facilities under noncancelable operating leases, which expire at various dates through 2002. Total rental expenditures under these leases were approximately $389,000 and $0 for the year ended December 31, 1996 and the period from November 17, 1995 (inception) to December 31, 1995, respectively. Minimum rental commitments for these leases are as follows (dollars in thousands):

      Year ending December 31:
        1997............................................................. $  852
        1998.............................................................    722
        1999.............................................................    475
        2000.............................................................    251
        2001.............................................................    156
        Thereafter.......................................................      8
                                                                          ------
                                                                          $2,464
                                                                          ======

  The Company is in the process of negotiating a new lease for its administrative offices. The initial monthly rental payment is estimated to be $75,000 and is anticipated to expire in 2002.

  Loan Commitments--Commitments to fund loans are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. Also, external market forces impact the probability of commitments being exercised; therefore, total commitments outstanding do not necessarily represent future cash requirements. The Company quotes interest rates to borrowers which are subject to change by the Company. Although the Company generally honors such interest rate quotes, the quotes do not constitute interest rate locks, minimizing any potential interest rate risk exposure. The Company had commitments to fund loans of approximately $37.7 million at December 31, 1996.

  The Company had no commitments to sell loans at December 31, 1996.

  As of December 31, 1996, the Company was committed to provide an investment banking firm with a right to purchase whole loans and/or to lead underwrite loans sold through securitization by the Company in an aggregate amount of $500 million. In February 1997, the Company securitized through this investment banking firm approximately $99.1 million in loans. In conjunction with this securitization, the Company borrowed $7.5 million from this same firm which is renewable monthly, bears interest based on one month LIBOR and is collateralized by the Company's retained residual interest in the securitization.

  Contingencies--The Company has entered into loan sale agreements with investors in the normal course of business which include standard representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to the Company's loan sale agreements will not have a material adverse effect on the financial position and operating results of the Company.

  The Company sold loans in September and December 1996 under an agreement to repurchase those loans which were delinquent at a specific date in December 1996 and January 1997. In accordance with this loan sale agreement, the Company repurchased loans with an outstanding principal balance of approximately $1.7 million for the year ended December 31, 1996. Subsequent to year-end, the Company repurchased additional loans with an outstanding principal balance of approximately $2.3 million.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  At December 31, 1996 and 1995, included in other liabilities are $100,000 and $0, respectively, in allowances for repurchase losses related to possible off-balance sheet recourse and repurchase agreement provisions. The activity in the allowance related to possible off-balance sheet recourse and repurchase agreement provisions for the year ended December 31, 1996 is summarized as follows (dollars in thousands):

      Balance, beginning of year.......................................... $ --
      Provision for losses................................................  706
      Charge-offs, net.................................................... (606)
                                                                           ----
      Balance, end of year................................................ $100
                                                                           ====

  Litigation--The Company is a party to legal actions arising in the normal course of business. In the opinion of management, based in part on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial position and operating results of the Company.

7. INCOME TAXES

  Components of the Company's provision for income taxes for the year ended December 31, 1996 and for the period from November 17, 1995 (inception) to December 31, 1995 are as follows (dollars in thousands):

                                                                       1996 1995
                                                                       ---- ----
      Current:
       Federal........................................................ $650 $  1
       State..........................................................  192  --
                                                                       ---- ----
                                                                        842    1
                                                                       ---- ----
      Deferred:
       Federal........................................................   66  --
       State..........................................................   62  --
                                                                       ---- ----
                                                                        128  --
                                                                       ---- ----
                                                                       $970 $  1
                                                                       ==== ====

  Actual income taxes differ from the amount determined by applying the statutory Federal rate of 34% for the year ended December 31, 1996 and for the period from November 17, 1995 (inception) to December 31, 1995 to earnings
(loss) before taxes as follows (dollars in thousands):

                                                                    1996  1995
                                                                    ----  ----
      Computed "expected" income taxes............................. $784  $(27)
      State tax, net...............................................  174   --
      Valuation reserve............................................  (28)   28
      Other........................................................   40   --
                                                                    ----  ----
                                                                    $970  $  1
                                                                    ====  ====

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows (dollars in thousands):

                                                                     1996  1995
                                                                     ----  ----
      Deferred tax assets:
       Allowance for loan losses.................................... $229  $--
       Accruals for tax purposes not deductible.....................   40   --
       State taxes..................................................   86   --
       Net operating losses.........................................  --     28
                                                                     ----  ----
                                                                      355    28
          Valuation allowance.......................................  --    (28)
                                                                     ----  ----
                                                                      355   --
                                                                     ----  ----
      Deferred tax liabilities:
       Deferred loan fees........................................... (448)  --
       Office property and equipment................................  (35)  --
                                                                     ----  ----
                                                                     (483)  --
                                                                     ----  ----
          Net deferred income tax liability......................... $128  $--
                                                                     ====  ====

  The valuation allowance for deferred tax assets was $0 and $28,000 at December 31, 1996 and 1995, respectively. The net change in the total valuation allowance for the year ended December 31, 1996 was $28,000.

  Deferred tax assets are initially recognized for differences between the financial statement carrying amount and the tax bases of assets and liabilities which will result in future deductible amounts and operating loss and tax credit carryforwards. A valuation allowance is then established to reduce that deferred tax asset to the level at which it is more likely than not that the tax benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss or tax credit carryforwards depends on having sufficient taxable income of an appropriate character within the carryback and carryforward periods. Sources of taxable income that may allow for the realization of tax benefits include: (1) taxable income in the current year or prior years that is available through carryback,
(2) future taxable income that will result from the reversal of existing taxable temporary differences, (3) future taxable income generated by future operations and (4) tax planning strategies that, if necessary, would be implemented to accelerate taxable income into years in which net operating losses might otherwise expire.

8. EMPLOYEE BENEFIT PLAN

  On July 1, 1996, the Company established the New Century Financial Corporation 401(k) Profit Sharing Plan (the Plan) for the benefit of eligible employees and their beneficiaries. The Plan is a defined contribution 401(k) plan which allows eligible employees to save for retirement through pretax contributions. Under the Plan, employees of the Company may contribute up to the statutory limit. The Company will match 25% of the first 6% of compensation contributed by the employee. An additional Company contribution may be made at the discretion of the Company. Contributions to the Plan by the Company for the year ended December 31, 1996 were $47,000.

9. STOCKHOLDERS' EQUITY

  Convertible Preferred Stock--On November 22, 1995, the Company issued 5,000,000 shares of Series A Preferred Stock. In December 1995, the Company issued an additional 500,000 shares of Series A Preferred Stock. The Company received $2.75 million from the issuances. The holders of the Series A Preferred Stock are

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY entitled to convert each share of Series A Preferred Stock into one share of Common Stock. Upon liquidation, the Series A Preferred Stock is entitled to receive, in preference to any payment on Series B Preferred Stock and Common Stock, an amount equal to $0.50 per share and a 12% annual return.

  On November 22, 1995, the Company issued 320,000 shares of Series B Preferred Stock. The Company received $160,000 from this issue. The holders of the Series B Preferred Stock are entitled to convert each share of Series B Preferred Stock into one share of Common Stock. Upon liquidation, after the payments to Series A Preferred Stock as described above, the Series B Preferred Stock is entitled to receive, in preference to any payment on Common Stock, an amount equal to $0.50 per share and a 6% annual return.

  Common Stock--On November 22, 1995, the Company issued 528,618 shares of Common Stock. The Company received $240,000 from this issue.

  Stock Split--On September 19, 1996, the Company authorized a 2-for-1 stock split of all classes of stock. The Company also authorized an additional 1,500,000 shares each of Common Stock and Preferred Stock, the terms and preferences of which may be determined by the Board of Directors without further shareholder approval. All references in the consolidated financial statements to number of shares, per share amounts and market prices of the Company's Preferred and Common Stock have been retroactively restated to reflect the increased number of preferred and common shares outstanding.

  Warrants--Each share of Common Stock issued on November 22, 1995 had a warrant attached which entitles the holder to purchase 2.78 shares of Common Stock of the Company at $1.00, $2.00 and $3.00 per share. The warrants are exercisable at any time prior to January 31, 2003.

  In December 1996, the Company issued warrants to purchase an aggregate of 512,384 shares of Common Stock, exercisable at $3.50 per share, to the Company's existing stockholders. Such warrants were granted to stockholders on a pro rata basis in satisfaction of the stockholders' respective preemptive rights.

10. STOCK OPTIONS

  In 1995, the Company adopted and received stockholders' approval of the qualified 1995 Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 705,402 shares of authorized but unissued Common Stock. Stock options granted under the Plan have terms of ten years and vest over a range from December 1996 to December 2001. In addition to the Plan, in December 1996, the Company authorized 120,000 nonqualified stock options to certain executive officers of the Company that vest in December 1999 and expire five years from the grant date. All stock options are granted with an exercise price equal to the stock's fair market value at the date of grant.

  At December 31, 1996, there were 160,802 shares available for grant under the Plan. Of the options outstanding at December 31, 1996 and 1995, 14,600 and zero, respectively, were exercisable with a weighted-average exercise price of $3.17. The per share weighted-average fair value of stock options granted during the year ended December 31, 1996 and the period from November 17, 1995 (inception) to December 31, 1995 was $1.05 and $.20 at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                     1996  1995
                                                                     ----  ----
      Expected life (years).........................................  9.1    10
      Risk-free interest rate.......................................  6.0%  6.0%
      Volatility.................................................... 45.0% 45.0%
      Expected dividend yield.......................................  --    --
                                                                     ====  ====

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  The Company applies APB Opinion No. 25 in accounting for its plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings (loss) would have been reduced to the pro forma amounts indicated below (dollars in thousands):

                                                                    PERIOD FROM
                                                                    NOVEMBER 17,
                                                                        1995
                                                                    (INCEPTION)
                                                        YEAR ENDED       TO
                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1995
                                                       ------------ ------------
      Net earnings (loss):
        As reported...................................    $1,335        $(82)
        Pro forma.....................................     1,329         (82)
                                                          ======        ====

  Stock options activity during the year ended December 31, 1996 and the period from November 17, 1995 (inception) to December 31, 1995 is as follows:

                                                                    WEIGHTED-
                                                        NUMBER OF    AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                        --------- --------------
      Granted..........................................   73,000      $ .50
      Exercised........................................      --         --
      Canceled.........................................      --         --
                                                         -------      -----
        Balance at December 31, 1995...................   73,000        .50
      Granted..........................................  595,600       1.92
      Exercised........................................      --         --
      Canceled.........................................   (4,000)      0.50
                                                         -------      -----
        Balance at December 31, 1996...................  664,600      $1.77
                                                         =======      =====

  At December 31, 1996, the range of exercise prices, the number outstanding, weighted-average remaining term and weighted-average exercise price of options outstanding and the number exercisable and weighted-average price of options currently exercisable are as follows:

                               WEIGHTED-      WEIGHTED-                  WEIGHTED-
   RANGE OF        NUMBER       AVERAGE        AVERAGE       NUMBER       AVERAGE
EXERCISE PRICES  OUTSTANDING REMAINING TERM EXERCISE PRICE EXERCISABLE EXERCISE PRICE
---------------  ----------- -------------- -------------- ----------- --------------
$0.50 -- 0.50      282,000        9.67          $0.50        14,600        $0.50
 1.75 -- 1.75      174,000        9.75           1.75           --           --
 3.50 -- 3.50      208,600       10.00           3.50           --           --
========           =======       =====          =====        ======        =====

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

11. GENERAL AND ADMINISTRATIVE EXPENSES

  A summary of general and administrative expenses follows (dollars in thousands):

                                                                     1996  1995
                                                                    ------ ----
      Occupancy.................................................... $  389 $--
      Telephone....................................................    336  --
      Travel and entertainment.....................................    277    6
      Depreciation and amortization................................    260  --
      Office supplies..............................................    238    2
      Postage and courier..........................................    204  --
      Equipment rental.............................................    184  --
      Other administrative expenses................................    568    3
                                                                    ------ ----
                                                                    $2,456 $ 11
                                                                    ====== ====

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made using estimated fair value amounts that have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material impact on the estimated fair value amounts.

  The estimated fair values of the Company's financial instruments as of December 31, 1996 are as follows (dollars in thousands):

                                                               CARRYING  FAIR
                                                                VALUE    VALUE
                                                               -------- -------
      Financial assets:
        Cash and cash equivalents............................. $ 3,041  $ 3,041
        Loans receivable held for sale, net...................  57,990   61,210
      Financial liabilities:
        Warehouse lines of credit.............................  55,659   55,659
        Notes payable.........................................   1,326    1,326
                                                               =======  =======

  The following methods and assumptions were used in estimating the Company's fair value disclosures for financial instruments.

  Cash and cash equivalents: The fair value of cash and cash equivalents approximates the carrying value reported in the balance sheet.

  Loans receivable held for sale: The fair value of loans receivable held for sale is determined in the aggregate based on outstanding whole loan commitments from investors or current investor yield requirements.

  Warehouse lines of credit: The carrying value reported in the balance sheet approximates fair value as the warehouse lines of credit are due upon demand and bear interest at a rate that approximates current market interest rates for similar type lines of credit.

  Notes payable: The fair value of notes payable is determined by discounting expected cash payments at the current market interest rate over the term of the notes payable.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

13. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

  The following is condensed information as to the financial condition, results of operations and cash flows of New Century Financial Corporation (dollars in thousands):

                            CONDENSED BALANCE SHEETS

                                                                  DECEMBER 31
                                                                 --------------
                                                                  1996    1995
                             ASSETS                              ------- ------
Cash and cash equivalents....................................... $     4 $1,151
Investment in subsidiary........................................   4,273  1,913
Other assets....................................................     136     53
                                                                 ------- ------
                                                                 $ 4,413  3,117
                                                                 ======= ======
              LIABILITIES AND STOCKHOLDERS' EQUITY
Other liabilities............................................... $    10 $   49
Stockholders' equity............................................   4,403  3,068
                                                                 ------- ------
                                                                 $ 4,413 $3,117
                                                                 ======= ======

                        CONDENSED STATEMENTS OF EARNINGS

                                                                    PERIOD FROM
                                                                    NOVEMBER 17,
                                                                        1996
                                                                    (INCEPTION)
                                                        YEAR ENDED       TO
                                                       DECEMBER 31, DECEMBER 31,
                                                           1996         1995
                                                       ------------ ------------
Interest income.......................................    $   17        $  5
Equity in earnings (loss) of subsidiary...............     1,419         (87)
                                                          ------        ----
                                                           1,436         (82)
                                                          ------        ----
Personnel.............................................       104         --
General and administrative............................        46         --
Professional services.................................        10         --
                                                          ------        ----
                                                             160         --
                                                          ------        ----
  Earnings (loss) before income tax benefit...........     1,276         (82)
Income tax benefit....................................       (59)        --
                                                          ------        ----
  Net earnings (loss).................................    $1,335        $(82)
                                                          ======        ====

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                      CONDENSED STATEMENTS OF CASH FLOWS

                                                                   PERIOD FROM
                                                                   NOVEMBER 17,
                                                                       1996
                                                                   (INCEPTION)
                                                       YEAR ENDED       TO
                                                      DECEMBER 31, DECEMBER 31,
                                                          1996         1995
                                                      ------------ ------------
Cash flows from operating activities:
  Net earnings (loss)................................   $ 1,335      $   (82)
  Adjustments to reconcile net earnings (loss) to net
   cash provided by (used in) operating activities:
    Depreciation and amortization....................        11          --
    Increase in other assets.........................       (94)         (53)
    Increase (decrease) in other liabilities.........       (39)          49
    Equity in earnings (loss) of subsidiary..........    (1,419)          87
      Net cash provided by (used in) operating
       activities....................................      (206)           1
                                                        -------      -------
Cash flows from investing and financing activities:
  Investment in subsidiary...........................      (941)      (2,000)
  Proceeds from issuance of stock....................       --         3,150
                                                        -------      -------
                                                          (941)        1,150
                                                        -------      -------
      Net increase (decrease) in cash................    (1,147)       1,151
Cash and cash equivalents, beginning of period.......     1,151          --
                                                        -------      -------
Cash and cash equivalents, end of period.............   $     4      $ 1,151
                                                        =======      =======

14. UNAUDITED PRO FORMA STATEMENT OF EARNINGS AND EARNINGS PER SHARE

  Pro Forma net earnings for the year ended December 31, 1996 represents the results of operations adjusted to reflect the effect of the revised employment agreements and the revised calculation of incentive compensation amounts for the Founding Managers which took effect on May 30, 1997.

  Pro Forma earnings per share has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. In accordance with a regulation of the Securities and Exchange Commission, the pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. Historical earnings per share is not presented because it is not indicative of the ongoing entity.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                     CONDENSED CONSOLIDATED BALANCE SHEETS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                PRO FORMA
                                                MARCH 31,
                                                  1997     MARCH 31, DECEMBER 31,
                    ASSETS                      (NOTE 5)     1997        1996
                    ------                      ---------  --------- ------------
Cash and cash equivalents.....................  $  3,747   $  3,747    $  3,041
Loans receivable held for sale, net (notes 2
 and 4).......................................   113,162    113,162      57,990
Accrued interest receivable...................       364        364         786
Residual interests in securitization (note 3).    13,243     13,243         --
Office property and equipment.................     1,990      1,990       1,620
Prepaid expenses and other assets.............     2,240      1,076       1,201
                                                --------   --------    --------
                                                $134,746   $133,582    $ 64,638
                                                ========   ========    ========
     LIABILITIES AND STOCKHOLDERS' EQUITY
     ------------------------------------
Warehouse lines of credit (note 4)............  $ 81,909   $110,534    $ 55,659
Residual financing (note 4)...................     7,248      7,248         --
Notes payable.................................     1,869      3,119       1,326
Income taxes payable..........................        67        131         839
Accounts payable and accrued liabilities......     4,193      4,041       2,283
Deferred income taxes.........................     1,759      1,759         128
                                                --------   --------    --------
                                                $ 97,045    126,832      60,235
                                                --------   --------    --------
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized
   7,320,000 shares:
    Series A Convertible Preferred Stock--
     issued and outstanding 5,500,000 shares..       --          54          54
    Series B Convertible Preferred Stock--
     issued and outstanding 320,000 shares....       --           4           4
  Common Stock, $.01 par value. Authorized
   12,963,778 shares; issued and outstanding
   528,618 shares.............................       139          6           6
  Additional paid-in capital..................    36,825      3,086       3,086
  Retained earnings, restricted...............     3,512      3,600       1,253
                                                --------   --------    --------
                                                  40,476      6,750       4,403
    Deferred compensation costs...............    (2,775)       --          --
                                                --------   --------    --------
                                                  37,701      6,750       4,403
                                                --------   --------    --------
Contingencies (note 7)
Subsequent events (notes 6 and 7)
                                                $134,746   $133,582    $ 64,638
                                                ========   ========    ========

     See accompanying notes to condensed consolidated financial statements.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     PRO FORMA
                                                    THREE MONTHS THREE MONTHS
                                                       ENDED         ENDED
                                                     MARCH 31,     MARCH 31,
                                                        1997     -------------
                                                      (NOTE 5)    1997   1996
                                                    ------------ ------- -----
Revenues
  Gain on sale of loans (note 2)...................  $   10,012  $10,012 $ --
  Interest income..................................       2,271    2,271    39
  Servicing fees...................................         302      302   --
                                                     ----------  ------- -----
    Total revenues.................................      12,585   12,585    39
                                                     ----------  ------- -----
Expenses:
  Personnel........................................       3,697    3,545   584
  General and administrative.......................       1,954    1,954   144
  Interest.........................................       1,808    1,808    14
  Advertising and promotion........................         842      842   106
  Servicing........................................         234      234   --
  Professional services............................         156      156    51
                                                     ----------  ------- -----
    Total expenses.................................       8,691    8,539   899
                                                     ----------  ------- -----
    Earnings (loss) before income taxes (benefit)..       3,894    4,046  (860)
Income taxes (benefit).............................       1,635    1,699  (362)
                                                     ----------  ------- -----
    Net earnings (loss)............................  $    2,259  $ 2,347 $(498)
                                                     ==========  ======= =====
Pro forma earnings per share.......................  $     0.16
                                                     ==========
Pro forma weighted average number of shares
 outstanding.......................................  14,543,207
                                                     ==========


     See accompanying notes to condensed consolidated financial statements.

                NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                          ---------------------
                                                             1997       1996
                                                          ----------  ---------
Cash flows from operating activities:
  Net earnings (loss).................................... $    2,347  $   (498)
  Adjustments to reconcile net earnings (loss) to net
   cash provided by (used in) operating activities:
    Depreciation and amortization........................        286        27
    Deferred income taxes................................      1,631      (362)
    Gain on sale of loans................................    (10,398)      --
    Net interest receivables collected...................       (311)      --
    Over-collateralization amount released...............        311       --
    Provision for losses.................................        495       --
    Loans originated or acquired for sale................   (251,652)   (4,252)
    Loan sales, net......................................    194,848       --
    Principal payments of loans receivable held for sale.      1,257
    Initial over-collateralization amount................     (2,973)      --
    (Increase) decrease in accrued interest receivable...        422        (2)
    (Increase) decrease in prepaid expenses and other
     assets..............................................        122      (376)
    Increase in warehouse lines of credit................     54,875     4,080
    Decrease in income taxes payable.....................       (708)      --
    Increase in accounts payable and accrued liabilities.      1,638         4
                                                          ----------  --------
      Net cash (used in) operating activities............     (7,810)   (1,379)
                                                          ----------  --------
Cash flows from investing activities--purchase of office
 property and equipment..................................       (525)     (351)
                                                          ----------  --------
Cash flows from financing activities:
  Net proceeds from notes payable........................      1,793       --
  Net proceeds from residual financing...................      7,248       --
                                                          ----------  --------
      Net cash provided by financing activities..........      9,041       --
                                                          ----------  --------
      Net increase (decrease) in cash and cash
       equivalents.......................................        706    (1,730)
Cash and cash equivalents at beginning of period.........      3,041     3,029
                                                          ----------  --------
Cash and cash equivalents at end of period............... $    3,747  $111,299
                                                          ==========  ========
Supplemental cash flow disclosure:
  Interest paid.......................................... $    1,730  $      2
  Income taxes...........................................        776         2
                                                          ==========  ========

     See accompanying notes to condensed consolidated financial statements.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

                            MARCH 31, 1997 AND 1996

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1997 are not necessarily indicative of the results that may be expected for the year ended December 31, 1997. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 1996 included elsewhere herein.

  Recent Accounting Developments--In June 1996, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 125 (FASB No. 125), "Accounting for Transfer and Servicing of Financial Assets and Extinguishment of Liabilities." FASB No. 125 addresses the accounting for all types of securitization transactions, securities lending and repurchase agreements, collateralized borrowing arrangements and other transactions involving the transfer of financial assets. FASB No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. FASB No. 125 requires the Company to allocate its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities and the portion retained (the residual interests) based on the relative fair values of those portions on the date of the sale. The pronouncement requires the Company to account for the residual interests as "held-for-trading" securities which are to be recorded at fair value in accordance with SFAS No. 115. The Company adopted FASB No. 125 on January 1, 1997.

  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128, (FASB No. 128), "Earnings Per Share." FASB No. 128 supersedes APB Opinion No. 15, (APB 15), "Earnings Per Share" and specifies the computation, presentation, and disclosure requirements for earnings per share (EPS) for entities with publicly held common stock or potential common stock. FASB No. 128 was issued to simplify the computation of EPS and to make the U.S. standard more compatible with the EPS standards of other countries and that of the International Accounting Standards Committee (IASC). It replaces the presentation of primary EPS with a presentation of basic EPS and fully diluted EPS with diluted EPS.

  Basic EPS, unlike primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under APB No. 15.

  FASB No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997. Earlier application is not permitted. After adoption, all prior-period EPS data presented shall be restated to conform with FASB No. 128. The Company has determined that this statement will increase the earnings per share computation under Basic EPS as compared to primary EPS.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  FASB No. 129, Disclosure of Information about Capital Structure, is effective for financial statements for periods ending after December 15, 1997. It is not expected that the issuance of FASB No. 129 will require significant revision of prior disclosures since the Statement lists required disclosures that had been included in a number of previously existing separate statements and opinions.

  Residual interests in securitizations--of real estate mortgage investment conduits (REMICs) are recorded as a result of the sale of loans through securitization. At the closing of each securitization, the Company removes from its balance sheet the mortgage loans held for sale and adds to its balance sheet (i) the cash received, (ii) the estimated fair value of the residuals from the securitizations which consists of (a) an overcollateralization amount (OC) and (b) a net interest receivable (NIR). The excess of the cash received and assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the gain on sale of loans recorded by the Company.

  The Company allocates its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage backed securities (the senior certificates) and the portion retained (the residual interests) based on the relative fair values of those portions on the date of the sale.

  The Company may recognize gains or losses attributable to the change in the fair value of the residual interests, which are recorded at estimated fair value and accounted for as "held-for-trading" securities. The Company is not aware of an active market for the purchase or sale of residual interests; accordingly, the Company estimates fair value of the residual interests by calculating the present value of the estimated expected future cash flows using a discount rate commensurate with the risks involved.

  NIRs are determined by using the amount of the excess of the weighted-average coupon on the loans sold over the sum of: (1) the coupon on the senior certificates, (2) a base servicing fee paid to the servicer of the loans, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans and (4) other expenses and revenues, which includes anticipated prepayment penalties. The significant assumptions used by the Company to estimate NIR cash flows are anticipated prepayments and estimated credit losses. The Company estimates prepayments by evaluating historical prepayment performance of comparable loans and the impact of trends in the industry. The Company estimates credit losses using available historical loss data for comparable loans and the specific characteristics of the loans included in the Company's securitizations.

  The OC represents the portion of the loans which are held by the trust as overcollateralization for the senior certificates sold and along with a certificate guarantor insurance policy serves as credit enhancement to the senior certificate holders. The OC initially consists of the excess of the principal balance of the mortgage loans sold to the trust, less the principal balance of the certificates sold to investors. The OC is required to be maintained at a specified target level of the principal balance of the certificates, which can be increased significantly in the event delinquencies and or losses exceed certain specified levels. Cash flows received by the trust in excess of the obligations of the trust are deposited into the overcollateralization account until the target OC is reached. Once the target OC is reached, distributions of excess cash are remitted to the Company.

               NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

2. LOANS RECEIVABLE HELD FOR SALE

  A summary of loans receivable held for sale, at the lower of cost or market at March 31, 1997 and December 31, 1996 follows (dollars in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1997        1996
                                                          --------- ------------
      Mortgage loans receivable.......................... $112,723    $57,701
      Net deferred origination costs.....................      439        289
                                                          --------    -------
                                                          $113,162    $57,990
                                                          ========    =======

  Gain on Sale of Loans--Gain on sale of loans for the three months ended March 31, 1997 and 1996 was comprised of the following components (dollars in thousands):

                                 1997    1996
                                -------  ----
      Gain from whole loan
      sale transactions and
      securitization..........  $11,903  $--
      Unrealized gain on held-
       for-trading securities.    1,267   --
      Provision for losses....     (495)  --
      Nonrefundable fees......    3,311   --
      Premiums, net...........   (1,803)  --
      Origination costs.......   (4,171)  --
                                -------  ----
                                $10,012  $--
                                =======  ====

3. RESIDUAL INTERESTS IN SECURITIZATION

  Residual interests in securitization consists of the following components at March 31, 1997 (dollars in thousands):

      Over-collateralization amount.................................... $ 2,973
      Net interest receivable (NIR)....................................  10,270
                                                                        -------
                                                                        $13,243
                                                                        =======

  The following table summarizes activity in NIR interests at March 31, 1997 (dollars in thousands):

      Balance, beginning of period..................................... $   --
      NIR recognized...................................................  10,398
      Amortization.....................................................    (128)
                                                                        -------
      Balance, end of period........................................... $10,270
                                                                        =======

             NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

4. WAREHOUSE LINES OF CREDIT

  Warehouse lines of credit consist of the following at March 31, 1997 and December 31, 1996 (dollars in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1997        1996
                                                          --------- ------------
      A $85 million line of credit expiring in May 1998
       secured by loans receivable held for sale,
       bearing interest based on one month LIBOR (5.71%
       at March 31, 1997)...............................  $ 65,803    $41,702
      A $175 million master repurchase agreement bearing
       interest based on one month LIBOR (5.71% at March
       31, 1997). The agreement may be terminated by the
       lender giving 28 days written notice.............    44,731     13,957
                                                          --------    -------
                                                           110,534     55,659
      A residual financing line renewable monthly,
       secured by residual interests in securitization
       bearing interest based on one month LIBOR (5.71%
       at March 31, 1997)...............................     7,248        --
                                                          --------    -------
                                                          $117,782    $55,659
                                                          ========    =======

  The warehouse line of credit agreements contain certain restrictive financial and other covenants which require the Company to, among other requirements, restrict dividends, maintain certain levels of net worth, liquidity of at least $1.5 million, debt to net worth ratios and maintenance of compliance with regulatory and investor requirements. At March 31, 1997, the Company was in compliance with these financial and other covenants.

  Advances under the residual financing line are made at the sole discretion of the lender and are based upon a percentage of the amount of loans securitized.

5. UNAUDITED PRO FORMA FINANCIAL INFORMATION

  The pro forma financial information shows what the significant effects on the historical financial information would have been had the Company revised the employment agreements and the calculation of incentive compensation amounts. The following pro forma adjustments have been made for the three months ended March 31, 1997.

  Pro forma net earnings for the three months ended March 31, 1997 represents the results of operations adjusted to reflect the effect of the revised employment agreements and the revised calculation of incentive compensation amounts for the Founding Managers which took effect on May 30, 1997. The adjustment for the retroactive application of the revised salary for fiscal 1997 will be earned by the Founding Managers as of May 30, 1997.

  Pro forma earnings per share for the three months ended March 31, 1997 has been computed by dividing pro forma net earnings by the pro forma weighted average number of shares outstanding. In accordance with a regulation of the Securities and Exchange Commission, the pro forma weighted average number of shares includes all options and warrants issued below the estimated initial public offering price within one year prior to the filing of the Registration Statement for the initial public offering and is calculated using the treasury stock method. Historical earnings per share not presented because it is not indicative of the ongoing entity.

             NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  Pro forma balance sheet information as of March 31, 1997 has been presented to reflect the adjustments for the revision of employment agreements, calculation of incentive compensation amounts, the grants of restricted stock awards, stocks issued to Comerica Inc. for cash consideration, net of costs, of $3,987,500, stock warrants issued to Comerica Inc., the exercise of outstanding warrants and the conversion of Series A Preferred Stock and Series B Preferred Stock, which took effect on May 30, 1997. The pro forma balance sheet also reflects the sale of 2,900,000 shares for a consideration, net of costs of $24.8 million in the initial public offering.

6. STOCK OPTIONS

  In 1995, the Company adopted and received stockholders' approval of the qualified 1995 Stock Option Plan (the "Plan") pursuant to which the Company's Board of Directors may grant stock options to officers and key employees. The Plan authorizes grants of options to purchase up to 705,402 shares of authorized but unissued Common Stock. Stock options granted under the Plan have terms of ten years and vest over a range from December 1996 to December 2001. In addition to the Plan, in December 1996, the Company authorized 120,000 nonqualified stock options to certain executive officers of the Company that vest in December 1999 and expire five years from the grant date. All stock options are granted with an exercise price equal to the stock's fair market value at the date of grant.

  At March 31, 1997, there were 172,802 shares available for grant under the Plan. Of the options outstanding at March 31, 1997, 21,450 were exercisable with a weighted-average price of $0.50.

  Stock options activity during the three months ended March 31, 1997 is as follows:

                                                                    WEIGHTED-
                                                        NUMBER OF    AVERAGE
                                                         SHARES   EXERCISE PRICE
                                                        --------- --------------
      Balance at December 31, 1996.....................  664,000      $1.77
        Granted........................................      --         --
        Exercised......................................      --         --
        Canceled.......................................  (12,000)      0.92
                                                         -------      -----
          Balance at March 31, 1997....................  652,600      $1.74
                                                         =======      =====

  In May 1997, the Company's Board of Directors increased the stock options that may be granted under the Plan to 2 million shares.

  As of May 31, 1997, the Company had a balance of 1,267,520 shares granted that were outstanding at a weighted-average price of $5.17 per share.

  On May 31, 1997, the stock warrants issued in November 1995 and December 1996, were exercised by the respective warrantholders. Certain warrantholders exercised their warrants by paying the exercise price of the warrants with shares of common stock of the Company. Such shares of common stock were credited toward the exercise price at the fair market value of the Common Stock.

7. CONTINGENCIES

  The Company has entered into loan sale agreements with investors in the normal course of business which include standard representations and warranties customary to the mortgage banking industry. Violations of these representations and warranties may require the Company to repurchase loans previously sold or to reimburse investors for losses incurred. In the opinion of management, the potential exposure related to the Company's loan sale agreements will not have a material adverse effect on the financial position and operating results of the Company.

             NEW CENTURY FINANCIAL CORPORATION AND SUBSIDIARY

  The Company sold loans in September and December 1996 under an agreement to repurchase those loans which were delinquent at a specific date in December 1996 and January 1997. In accordance with this loan sale agreement, the Company repurchased loans with an outstanding principal balance of approximately $3.5 million in the quarter ended March 31, 1997 and $1.7 million for the year ended December 31, 1996.

  At March 31, 1997 and December 31, 1996, included in other liabilities are $220,000 and $100,000, respectively, in allowances for repurchase losses related to possible off-balance sheet recourse and repurchase agreement provisions.

  The activity in the allowance related to possible off-balance sheet recourse and repurchase agreement provisions is summarized as follows (dollars in thousands):

                                                                         THREE
                                                                        MONTHS
                                                           YEAR ENDED    ENDED
                                                          DECEMBER 31, MARCH 31,
                                                              1996       1997
                                                          ------------ ---------
   Balance, beginning of period..........................     $100       $ --
   Provisions for losses.................................      495        706
   Charge-offs, net......................................     (375)      (606)
                                                              ----       ----
   Balance, end of period................................     $220       $100
                                                              ====       ====


  The Company has issued to Comerica warrants to purchase 100,000 shares of Common Stock and has agreed to issue warrants to purchase, subject to the completion of certain performance events by Comerica, an additional of 233,333 shares of Common Stock. The warrants are exercisable over five years at an exercise price equal to the initial public offering price of the Company's Common Stock, subject to vesting in equal installments on December 31, 1997, 1998 and 1999.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, any of the Underwriters or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any shares of Common Stock other than the shares of Common Stock to which it relates or an offer to, or a solicitation of, any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              -------------------

                               TABLE OF CONTENTS

                              -------------------

                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................  10
Use of Proceeds............................................................  22
Dividend Policy............................................................  22
Dilution...................................................................  22
Capitalization.............................................................  24
Selected Consolidated Financial and Other Data.............................  25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations................................................................  28
Business...................................................................  39
Management.................................................................  58
Certain Relationships and Related Transactions.............................  68
Beneficial Ownership of Securities and Selling Stockholders................  69
Description of Capital Stock...............................................  70
Shares Eligible for Future Sale............................................  73
Underwriting...............................................................  74
Legal Matters..............................................................  75
Experts....................................................................  75
Available Information......................................................  75
Index to Consolidated Financial Statements................................. F-1

  Until   , 1997 (25 days after the date of this Prospectus), all dealers ef-
fecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addi-tion to the obligation of the dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             3,500,000 SHARES

                             [LOGO of New Century
                             FINANCIAL CORPORATION]



                                  COMMON STOCK

                               ----------------

                                   PROSPECTUS

                               ----------------


                             MONTGOMERY SECURITIES

                               PIPER JAFFRAY INC.


                                       , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the expenses, other than the underwriting discount, payable by the Company in connection with the issuance and distribution of the Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq listing fee.

     Securities and Exchange Commission registration fee........... $ 12,806.00
     NASD filing fee...............................................    4,686.00
     Nasdaq listing fee............................................   42,116.00
     Accounting fees and expenses..................................  225,000.00
     Legal fees and expenses.......................................  325,000.00
     Blue Sky qualification fees and expenses......................   10,000.00
     Printing and engraving expenses...............................  100,000.00
     Transfer agent and registrar fees.............................    2,000.00
     Road show expenses............................................   50,000.00
     Miscellaneous.................................................   28,392.00
                                                                    -----------
       Total....................................................... $800,000.00
                                                                    ===========

  The Company intends to pay all expenses of registration, issuance and distribution, excluding the underwriters' discount and commissions, with respect to the shares being sold by the Selling Stockholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Certificate of Incorporation provides that to the fullest extent permitted by applicable law a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The effect of the provisions of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except as provided in the situations described in clauses
(i) through (iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

  The Bylaws of the Company provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL. In addition, the Company has entered into agreements with each of the directors and officers of the Company pursuant to which the Company has agreed to indemnify, subject to certain limitations, such director or officer from claims, liabilities, damages, expenses, losses, costs, penalties or amounts paid in settlement incurred by such director or officer in or arising out of his capacity as a director, officer, employee and/or agent of the Company or any other corporation of which such person is a director or officer at the request of the Company to the maximum extent provided by applicable law. In addition, such director or officer is entitled to an advance of expenses to the maximum extent authorized or permitted by law.

  The Form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Company and its directors and officers for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The following is an historical summary of transactions by the Company since its incorporation involving sales of the Company's securities that were not registered under the Securities Act. The numbers are not adjusted to reflect the 2-for-1 stock split effected by the Company.

  In November 1995, the Company issued 2,000,000 shares of Series A Preferred Stock to Cornerstone Fund, I, L.L.C. for $2,000,000, 100,000 shares of Series A Preferred Stock to MMSPC Defined Benefit Plan for $100,000, 100,000 shares of Series A Preferred Stock to Harlan W. Smith for $100,000, 100,000 shares of Series A Preferred Stock to Harcol Limited Partnership for $100,000, 100,000 shares of Series A Preferred Stock to David Krinsky for $100,000 and 100,000 shares of Series A Preferred Stock to Cornerstone Equity Partners, L.L.C. for $100,000. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of
Section 4(2) of the Securities Act and Regulation D thereunder.

  In November 1995, the Company issued 70,000 shares of Series B Preferred Stock to Robert K. Cole for $70,000, 70,000 shares of Series B Preferred Stock to Brad A. Morrice for $70,000 and 20,000 shares of Series B Preferred Stock to Edward F. Gotschall for $20,000. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In November 1995, the Company issued 88,103 units each consisting of one share of Common Stock together with a warrant ("Warrant") to purchase 7.68505 shares of Common Stock ("Units") to Robert K. Cole for $80,000, 88,103 Units to Brad A. Morrice for $80,000 and 88,103 Units to Edward F. Gotschall for $80,000. In December 1995, the Company increased the total number of shares of Common Stock issuable under each of the Warrants by 57,884 shares, from 677,076 to 734,960 shares. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In December 1995, the Company issued 150,000 shares of Series A Preferred Stock to Michael M. Sachs for $150,000, 75,000 shares of Series A Preferred Stock to Martin F. Ryan, Ltd. Defined Benefit Pension Plan for $75,000 and 25,000 shares of Series A Preferred Stock to Oak Craft Inc. Employees Profit Sharing Plan for $25,000. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In December 1996, the Company issued an option to purchase 40,000 shares of Common Stock, exercisable at $3.50 per share, to Edward F. Gotschall and an option to purchase 80,000 shares of Common Stock, exercisable at $3.50 per share, to Steve Holder. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In December 1996, the Company issued warrants to purchase the following number of shares of Common Stock, exercisable at $3.50 per share, to the following stockholders in satisfaction of their preemptive rights: Cornerstone Fund I, L.L.C. (220,656 shares), Westrec Rollover PS Plan (11,032 shares), Michael M. Sachs (16,550 shares), Harlan W. Smith (11,032 shares), Harcol Limited Partnership (11,032 shares), David Krinsky (11,032 shares), Cornerstone Equity Partners, L.L.C. (11,032 shares), Oak Craft Inc. Employees Profit Sharing Plan (2,758 shares), Martin F. Ryan, Ltd. Defined Benefit Pension Plan (8,274 shares), Robert K. Cole (55,556 shares), Brad A. Morrice (54,453 shares), Samantha H. Morrice Trust (1,103), Edward F. Gotschall (50,040 shares), and Steve Holder (47,834 shares). The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In May 1997, the Company issued to the following stockholders the following number of shares of Common Stock upon the exercise by such stockholders of certain Warrants to Purchase Common Stock of the Company: Cornerstone Fund I, L.L.C. (220,656 shares), Westrec Rollover PS Plan (11,032 shares), Michael M. Sachs (16,550 shares), Harlan W. Smith (11,032 shares), Harcol Limited Partnership (11,032 shares), David Krinsky (11,032 shares), Cornerstone Equity Partners, L.L.C. (11,032 shares), Oak Craft Inc. Employees Profit Sharing Plan (2,758 shares), Martin F. Ryan, Ltd. Defined Benefit Pension Plan (8,274 shares), Robert K. Cole (858,080 shares), Brad A. Morrice (858,563 shares), Samantha H. Morrice Trust (1,103 shares), Edward F. Gotschall (854,978 shares), and Steve Holder (853,737 shares). The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In May 1997, the Company issued to the following stockholders the following number of shares of Common Stock upon the conversion by such stockholders of shares of Series A and B Preferred Stock of the Company: Cornerstone Fund I, L.L.C. (4,000,000 shares), Westrec Rollover PS Plan (200,000 shares), Michael
M. Sachs (300,000 shares), Harlan W. Smith (200,000 shares), Harcol Limited Partnership (200,000 shares), David Krinsky (200,000 shares), Cornerstone Equity Partners, L.L.C. (200,000 shares), Oak Craft Inc. Employees Profit Sharing Plan (50,000 shares), Martin F. Ryan, Ltd. Defined Benefit Pension Plan (150,000 shares), Robert K. Cole (140,000 shares), Brad A. Morrice (120,000 shares), Samantha H. Morrice Trust (20,000 shares) and Edward F. Gotschall (40,000 shares). The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  In May 1997, the Company issued to Comerica 545,000 shares of Common Stock for $4,087,500. The sale and issuance of securities described in this paragraph were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and Regulation D thereunder.

  From time to time since its incorporation, the Company issued stock options to purchase Common Stock pursuant to the Company's 1995 Stock Option Plan to officers and employees of the Company. During the period referred to above, no options granted pursuant to the 1995 Stock Option Plan were exercised. With respect to these grants of options, exemption from registration under the Securities Act was unnecessary in that the transaction did not involve a "sale" of securities as such term in used in Section 2(3) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits.

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  + 1.1  Form of Underwriting Agreement
  * 3.1  Certificate of Incorporation of the Company
    3.2  First Amended and Restated Certificate of Incorporation of the Company
  * 3.3  Bylaws of the Company
    3.4  First Amended and Restated Bylaws of the Company
  + 4.1  Specimen stock certificate
    5.1  Opinion of O'Melveny & Myers LLP
  +10.1  Form of Indemnity Agreement between the Company and each of its executive officers and directors
  *10.2  1995 Stock Option Plan
   10.3  Founding Managers' Incentive Compensation Plan
  *10.4  Agreement by and between New Century Mortgage Corporation and Advanta
         Mortgage Corporation U.S.A. dated April 4, 1996, as amended on January
         1, 1997
  *10.5  Sub-Servicing Agreement by and between New Century Mortgage
         Corporation and Advanta Mortgage Corp. USA dated February 1, 1997
   10.6  Amended and Restated Credit Agreement by and between New Century
         Mortgage Corporation and First Bank National Association dated October
         25, 1996, as amended on December 31, 1996, March 14, 1997, March 28,
         1997 and April 16, 1997
   10.7  Form of Warrant to Purchase Common Stock

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
 *10.8   Pooling and Servicing Agreement by and among Salomon Brothers Mortgage
         Securities VII, Inc. ("Salomon"), New Century Mortgage Corporation and
         First Trust National Association, dated February 1, 1997, incorporated by reference from the Form 8-K, dated February 27, 1997, filed by
         Salomon with the Securities and Exchange Commission
 *10.9   Agreement by and between Salomon Brothers Realty Corp. and New Century
         Mortgage dated November 4, 1996
  10.10  Form of Founding Managers' Employment Agreement
 *10.11  Office Building Lease by and between Koll Center Irvine Number Two and
         New Century Financial Corporation dated April 11, 1997
  10.12  Registration Rights Agreement, dated May 30, 1997, by and among the
         Company and certain stockholders of the Company
  10.13  Form of Equalization Option granted to two executive officers of the
         Company
  10.14  Amended and Restated 1995 Stock Option Plan
 +10.15  Stock Purchase Agreement, dated May 30, 1997, by and between the
         Company and Comerica
  10.16  New Century Financial Corporation Warrant to Purchase Common Stock
         issued to Comerica on
         May 30, 1997
  11.1   Statement re: Computation of Pro forma Earnings Per Share
 *21.1   List of Subsidiaries
  23.1   Consent of KPMG Peat Marwick LLP
  23.2   Consent of O'Melveny & Myers LLP (included in Exhibit 5.1)
 *24.1   Power of Attorney (contained on page II-5)
 *27.1   Financial Data Schedule

--------

* Previously filed.

+ To be filed by amendment.

  (b) Financial Statement Schedules.

  All schedules are omitted because they are not required, are not applicable, or the information is included in the Consolidated Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS

  (a) The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in the denominations and registered in the names as required by the Underwriters to permit prompt delivery to each purchaser.

  (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c) The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, County of Orange, State of California, on the 2nd day of June, 1997.

                                          NEW CENTURY FINANCIAL CORPORATION

                                          By: /s/ Brad A. Morrice
                                             ----------------------------------
                                             Brad A. Morrice
                                             President

  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                           TITLE                          DATE
       ---------                           -----                          ----
           *                 Chairman of the Board, Chief
--------------------------   Executive Officer and Director           June 2, 1997
      Robert K. Cole

 /s/ Brad A. Morrice         Vice Chairman of the Board,
--------------------------    President, General Counsel, Secretary   June 2, 1997
     Brad A. Morrice          and Director


           *                 Vice Chairman of the Board, Chief
--------------------------    Operating Officer--                     June 2, 1997
   Edward F. Gotschall        Finance/Administration and Director
                                 (Principal Financial and
                                 Accounting Officer)

           *                 Vice Chairman of the Board, Chief
--------------------------    Operating Officer--Loan                 June 2, 1997
     Steven G. Holder         Production/Operations and Director

           *
--------------------------   Director                                 June 2, 1997
     John C. Bentley

           *
--------------------------   Director                                 June 2, 1997
      Sherman I. Chu

           *
--------------------------   Director                                 June 2, 1997
     Harlan W. Smith

           *
--------------------------   Director                                 June 2, 1997
      Martin F. Ryan

           *
--------------------------   Director                                 June 2, 1997
     Michael M. Sachs

*By:
  /s/ Brad A. Morrice                                                 June 2, 1997
--------------------------
     Brad A. Morrice
     Attorney-in-fact

                                 EXHIBIT INDEX

 EXHIBIT                                                          SEQUENTIALLY
   NO.                         DESCRIPTION                        NUMBERED PAGE
 -------                       -----------                        -------------
 + 1.1   Form of Underwriting Agreement
 * 3.1   Certificate of Incorporation of the Company
   3.2   First Amended and Restated Certificate of
         Incorporation of the Company
 * 3.3   Bylaws of the Company
   3.4   First Amended and Restated Bylaws of the Company
 + 4.1   Specimen stock certificate
   5.1   Opinion of O'Melveny & Myers LLP
 +10.1   Form of Indemnity Agreement between the Company and
         each of its executive officers and directors
 *10.2   1995 Stock Option Plan
  10.3   Founding Managers' Incentive Compensation Plan
 *10.4   Agreement by and between New Century Mortgage
         Corporation and Advanta Mortgage Corporation U.S.A.
         dated April 4, 1996, as amended on January 1, 1997
 *10.5   Sub-Servicing Agreement by and between New Century
         Mortgage Corporation and Advanta Mortgage Corp. USA
         dated February 1, 1997
  10.6   Amended and Restated Credit Agreement by and between
         New Century Mortgage Corporation and First Bank
         National Association dated October 25, 1996, as
         amended on December 31, 1996, March 14, 1997, March
         28, 1997 and April 16, 1997
  10.7   Form of Warrant to Purchase Common Stock
 *10.8   Pooling and Servicing Agreement by and among Salomon
         Brothers Mortgage Securities VII, Inc. ("Salomon"),
         New Century Mortgage Corporation and First Trust
         National Association, dated February 1, 1997,
         incorporated by reference from the Form 8-K, dated
         February 27, 1997, filed by Salomon with the
         Securities and Exchange Commission
 *10.9   Agreement by and between Salomon Brothers Realty Corp.
         and New Century Mortgage dated November 4, 1996
  10.10  Form of Founding Managers' Employment Agreement
 *10.11  Office Building Lease by and between Koll Center
         Irvine Number Two and New Century Financial
         Corporation dated April 11, 1997
  10.12  Registration Rights Agreement, dated May 30, 1997, by and among the Company and certain stockholders of the
         Company
  10.13  Form of Equalization Option granted to two executive officers of the Company
  10.14  Amended and Restated 1995 Stock Option Plan
 +10.15  Stock Purchase Agreement, dated May 30, 1997, by and between the Company and Comerica
  10.16  New Century Financial Corporation Comerica Warrant to
         Purchase Common Stock issued to Comerica on May 30,
         1997
  11.1   Statement re: Computation of Pro forma Earnings Per
         Share
 *21.1   List of Subsidiaries
  23.1   Consent of KPMG Peat Marwick LLP
  23.2   Consent of O'Melveny & Myers LLP (included in Exhibit
         5.1)
 *24.1   Power of Attorney (contained on page II-5)
 *27.1   Financial Data Schedule

-------

* Previously filed.

+ To be filed by amendment.